

Art Technology Group, Inc.

Form 10-K Annual Report

and

Notice of 2010 Annual Meeting and
Proxy Statement


Received SEC
APR 23 2010
Washington, DC 20549

atg®



2009 Annual Report on Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 10-K


SEC MAIL
RECEIVED
PROCESSING
APR 22 2010
WASH. D.C.
193
SECTION

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-26679

Art Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**04-3141918**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
One Main Street Cambridge, Massachusetts	**02142**
(Address of principal executive offices)	*(Zip Code)*

(617) 386-1000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value with Associated Preferred Stock Purchase Rights	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As June 30, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of voting stock held by non-affiliates of the registrant was $478,760,765.

As of January 27, 2010, the number of shares of the registrant's common stock outstanding was 127,458,139.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for its 2010 annual meeting of stockholders are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III.

ART TECHNOLOGY GROUP, INC.

INDEX TO FORM 10-K

References in this Report to "we", "us", "our" and "ATG" refer to Art Technology Group, Inc. and its subsidiaries. ATG and Art Technology Group are our registered trademarks. This Report also includes trademarks and trade names of other companies.

PART I

Some of the information contained in this Report consists of "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Use of words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely" or similar expressions indicate a forward-looking statement. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management based on information currently available to our management. Important factors that could cause actual results to differ materially from the forward-looking statements include, but are not limited to, those set forth below under the heading "Risk Factors." We assume no obligation to update any forward-looking statements.

Item 1. *Business*

Our Business

We develop and market a comprehensive suite of e-commerce software products that businesses can employ to increase their online revenues and profitability. Companies can use our products and related services to power their e-commerce websites, attract prospects, convert sales, increase order sizes and encourage return customers. Our solutions are designed to enable a business to provide a scalable, reliable and sophisticated e-commerce website that can create a satisfied, loyal and profitable online customer base.

We seek to differentiate our product suite by offering solutions that enable businesses to provide richer, more personalized and more compelling online shopping experiences. We provide merchandisers and marketers more control over the online channel, and enable customer service agents to provide consumers more consistent, personalized and relevant assistance. Our solutions deliver better consistency and relevancy by capturing and maintaining information about consumers' personal preferences, online activity and transaction history and then using this information to deliver more personalized and contextualized content.

ATG Commerce is a comprehensive, scalable e-commerce platform and set of e-commerce applications that we deliver through perpetual software licenses, software as a service, or SaaS, or on a managed services basis. Our optimization services interoperate with any e-commerce platform and include Click-to-Call, Click-to-Chat, Call Tracking and ATG Recommendations services. We deliver these optimization services on a SaaS basis.

We market our products and services principally to Global 2000 companies and other businesses in the retail, telecommunications, media and entertainment, distribution, and consumer goods manufacturing industries. As of January 31, 2010, we had approximately 1,200 clients, including AT&T, Best Buy, Conde Nast, CVS, DirecTV, Intuit, JC Penney, Lego, Sprint, Tesco, Vodafone and Williams-Sonoma.

We sell our products primarily through our direct sales organization. A significant portion of our product revenue is generated from co-selling with, or is otherwise influenced by, our ATG partners, which consist of selected solution and technology providers around the world. ATG Partners include global systems integrators such as Accenture, Acquity Group, Capgemini, CGI, Deloitte Consulting, Infosys and Sapient, as well as regional systems integrators and interactive agencies such as Aaxis Group, Empathy Lab, LBi Group, Professional Access, Razorfish and Resource Interactive.

Industry Trends

The e-commerce market continues to develop rapidly as businesses seek better solutions to improve and enhance the online customer experience. Many companies struggle to manage their e-commerce presence and risk losing existing and prospective customers due to poor performance and limited functionality of their websites. Several trends are driving the growing use and complexity of e-commerce:

- *Increasing number of transactions.* The increased availability of broadband technologies and the maturation of web security solutions have resulted in more businesses and consumers using the web to conduct commerce and interact with each other.
- *Changing online environment.* The widespread availability of broadband technologies has facilitated the emergence of increasingly sophisticated web technologies such as rich media, advanced user interfaces and

collaboration capabilities. As information has become more readily accessible online, consumers have begun to participate in more web sessions and spend more time browsing.

- *Changing consumer trends.* As consumers become increasingly familiar with the Internet and the quality of web applications continues to improve, consumers increasingly expect a rich, responsive and personalized e-commerce experience. In order for businesses to remain competitive, they must be able to dynamically update and personalize their product offerings to address emerging consumer trends and rising consumer expectations.

- *Proliferation of channels.* With the growth in broadband availability and Internet-enabled access devices, consumers can access information and conduct e-commerce through an increasing number of channels. Consumers expect a consistent, high-quality and relevant experience across all of a company's channels, including websites, call centers, kiosks, social networks, and mobile devices.

- *Integration of systems and business processes.* Businesses' web presence has evolved from static standalone websites to dynamic, interactive hubs for customer marketing, transactions communications and services. Businesses require a robust, scalable e-commerce solution that can integrate with other enterprise solutions such as enterprise resource planning, customer relationship management, call center, supply chain management, and business intelligence.

Many businesses today continue to rely upon e-commerce systems that have been developed internally and are unable to address and manage the requirements of the increasingly complex e-commerce market. Businesses need a scalable and multi-channel e-commerce platform to optimize the online customer experience and to drive growth in revenue and customer satisfaction.

Our Solution and Strategy

We focus exclusively on providing e-commerce solutions and are constantly adapting our products to meet changing e-commerce needs. Our comprehensive suite of e-commerce software products can be integrated with a wide variety of other enterprise systems while providing robust, flexible, and scalable multi-channel capabilities, including call center user interface, through our optimization services. Our solutions provide customer analytics, targeting and segmentation functionality that can be personalized to help businesses attract new prospects, convert website visitors into buyers, increase order sizes, and retain website visitors as loyal, profitable, and long-term customers. We offer ATG Commerce customers the ability to choose between perpetual on-premise software licenses, managed service delivery models, and SaaS-based solutions. Our optimization services are delivered exclusively on a SaaS basis.

Our objective is to be the industry leader in helping companies do more business on the Internet. We intend to achieve this objective by continued execution of the following key components of our strategy:

- *Continue to provide market-leading functionality.* ATG Commerce is a market-leading e-commerce solution capable of supporting more than 100,000 orders received by a business per day. Our products provide merchandisers and marketers with the power and analytics to define offers and cross-selling opportunities, to follow up on abandoned shopping carts, to perform multivariate split tests, and to create multi-channel, multi-stage web and e-mail campaigns that match a company's selling strategy with information about a visitor's browsing behavior, purchase and interaction history, preferences, and profile. We intend to continue to invest in research and development to further enhance the functionality and quality of our solutions and to meet the changing requirements of the e-commerce market.

- *Expand and deepen client relationships by:*

  - *Continuing to target additional markets and segments for ATG Commerce.* We continue to attract new clients for ATG Commerce not only in our traditional retail market but also in the telecommunications, media and entertainment, distribution, and consumer goods manufacturing industries. We will seek to further penetrate those markets including selling to many companies in those markets that continue to rely upon internally developed systems and therefore increasingly will be unable to address the rapidly developing demands of the e-commerce market.

- *Offering ATG Optimization Services independent of e-commerce platform.* Our optimization services can be delivered to a company that runs a website using any e-commerce platform or that operates a custom-built website, regardless of the company's industry. We will seek to broaden our client base by offering these services to companies that have not licensed ATG Commerce. We also will seek to deepen our existing relationships by cross-selling these services to existing ATG Commerce clients.

- *Offering ATG Commerce OnDemand to enterprises and selected mid-market companies.* We believe Global 2000 companies and other enterprises increasingly may seek to take advantage of a managed services delivery model for their e-commerce applications. We intend to market ATG Commerce OnDemand, our hosted solution, to enterprises and selected mid-market companies that do not wish to expend resources on running e-commerce applications in-house.

- *Leverage and expand our distribution and service capabilities.* We have established and actively support a global organization of ATG partners consisting of systems integrators, interactive agencies, and other solutions and technology providers. ATG partners co-sell or otherwise influence sales that generate a significant portion of our product revenue. We will continue to seek opportunities to further expand our base of ATG partners, both in North America and internationally, in order to further extend our sales capabilities, implementation capacity, and overall reach of our e-commerce solution.

- *Pursue strategic acquisitions.* We will seek to identify and pursue acquisitions of businesses, technologies, and products that will expand the functionality of our existing products, provide access to new clients or markets, or otherwise complement our existing products and services.

Our Products and Services

ATG Commerce

ATG Commerce is a comprehensive, scalable e-commerce platform and application suite designed to enable our clients to attract visitors, convert them to buyers, deliver customer service, and analyze the results. The flexible, component-based architecture of ATG Commerce enables our clients to personalize the online buying experience for their customers so that customers can more easily find desired products, comparison shop, register for gifts, pre-order products, redeem coupons, and execute other useful features. ATG Commerce's functionality includes catalogs, product management, shopping carts, checkout, pricing management, merchandising, promotions, inventory management, and business-to-business order management.

Our products allow companies to present a single view of themselves to their customers through our repository integration. This integration technology is designed to allow companies to easily access and utilize data in the enterprise regardless of the data storage format or location. By enabling these capabilities in a cost-effective manner, we believe our products can help companies protect their brands and improve customer shopping experiences, all of which positively impact customer satisfaction and loyalty.

ATG Adaptive Scenario Engine is the platform component of ATG Commerce. It provides the enabling technology and core functionality to allow our clients to develop and manage robust, adaptable, scalable, and personalized e-commerce applications across channels and through the complete customer lifecycle. The ATG platform is designed to allow our clients to easily integrate these applications across their marketing and merchandising, e-commerce, and customer care organizations.

The applications that comprise ATG Commerce are as follows:

- *ATG Merchandising* enables our clients' merchandising professionals to directly manage their online storefronts, including catalogs, products, search facets, promotions, pricing, coupons, and special offers, to help quickly connect shoppers with the items most likely to interest them.

- *ATG Commerce Search* is a dynamic, integrated search solution that incorporates natural language technology into our clients' online storefronts. ATG Commerce Search is designed to enable shoppers to navigate our clients' e-commerce sites quickly and efficiently to find merchandise they want and discover new items, as well as make purchases directly from the search results page.

- *ATG Content Administration* is a comprehensive web content management solution that supports personalized websites throughout the entire content process, including creation, version tracking, preview, editing, revision, approval, and site deployment.

- *ATG Outreach* is an e-marketing solution that leverages customer information gained through web interactions, preferences, and behaviors to enable our clients to create relevant, personalized outbound marketing and service campaigns.

- *ATG Self-Service* offers consumers access to personalized answers to questions and helps the customer answer his or her questions without telephoning for help. ATG Self-Service combines an answer repository with multi-lingual natural language search and navigation capabilities. The application also offers comprehensive business reporting that helps clients better understand their customers' needs and preferences.

- *ATG Commerce Service Center* provides complete e-commerce support for call center agents to create and manage orders in a unified browser based application for the web and call-center environments.

- *ATG Knowledge* is a knowledge management solution that call center agents who provide customers with assisted service can use to find the answers to customer inquiries and resolve problems. ATG Knowledge enables our clients' agents to fulfill a wide range of customer needs by unifying customer management, knowledge management, and incident management into a single solution.

- *ATG Campaign Optimizer* assists marketing professionals in defining comparative tests of different offers, promotions, and product representations through a multivariate split testing solution. The product puts those tests into production, specifying the segments of website visitors to be tested, and finally writes reports on the test results. ATG Campaign Optimizer is designed to allow non-technical marketing professionals to create and execute comparative tests that can be used to increase the effectiveness of online marketing activities without the need for expert programming or infrastructure modifications.

- *ATG Customer Intelligence* is an integrated set of data mart and reporting capabilities that monitor and analyze commerce and customer care performance. It is designed to combine key data from the ATG product suite, such as purchases, searches, escalations, and click-throughs, with behavioral data from web traffic analysis and demographic data, such as age, gender, and geography.

ATG Commerce OnDemand delivers the full range of ATG Commerce applications as a managed application hosting or as a SaaS service. By licensing ATG Commerce OnDemand, clients can choose to pay a monthly subscription fee rather than expending resources to run e-commerce applications in-house. We host ATG Commerce OnDemand inside a managed data center and provide all additional software, hardware, network, and full technical operational and support services. These services include the provisioning, management, and monitoring of the application infrastructure including bandwidth, network, security, servers, operating systems, enabling software, and ATG applications. We support ATG Commerce OnDemand clients on a 24/7 basis and provide problem resolution services, application change management services, and service level agreements related to application availability.

ATG Commerce OnDemand managed services delivery model can provide several advantages to clients. These include:

- leveraging our experience to accelerate growth of the client's online business and allowing the client to focus on its core competencies;

- shifting the client's technology risks to us;

- shortening the time to market, as compared to development, deployment, and maintenance of an in-house application; and

- avoiding upfront and ongoing expenditures required to purchase and maintain software and hardware.

ATG Optimization Services

ATG Optimization Services are offered on a SaaS basis and are hosted on our servers. These services are platform neutral, so a client can benefit from optimization services whether it elects to run its online environment on an ATG-powered e-commerce platform, a third-party e-commerce platform, or a custom built website.

Click-to-Call is designed to allow online prospects and customers to transition seamlessly within the context of their online session into immediate telephone or PC-based voice contact with businesses. Website visitors, e-mail recipients, or viewers of a banner ad simply click a "Click-to-Call" button and select PC-to-phone or phone-to-phone to connect in real-time with our clients' sales or customer service agents.

Click-to-Chat allows online prospects and customers to initiate a text chat session online with our clients' sales or customer service agents by simply clicking a "Click-to-Chat" button, which may be displayed on specific web pages or appear dynamically based on the customer's on-line browsing behavior, initiating a real-time text chat interaction. Chat agents can see chatters' live web context, co-browse the website, access customer information from CRM systems, and escalate chats to Click-to-Call when necessary.

Call Tracking is designed to allow our clients to accurately track every inbound telephone response to their print and online promotional campaigns.

ATG Recommendations is an automated personalized recommendation engine used to optimize e-commerce experiences by automatically presenting each website visitor with relevant product recommendations and information. This next-generation technology has been shown to increase the number of visitors, to increase purchase rates for visitors, and to increase the value of transactions from buyers who click on recommendations.

Services

We offer support and maintenance, professional, and education services to our clients.

Support and Maintenance. For an annual support and maintenance fee, clients are entitled to receive software upgrades and updates, maintenance releases, online documentation including bug reports, and unlimited technical support.

Professional Services. Our Professional Services include four primary service offerings:

- *OnDemand Offerings.* By leveraging our experience with the pre-built OnDemand offerings, our Professional Services organization assists our clients with their implementations.
- *Full-lifecycle Solutions.* The full-lifecycle approach includes working with our clients' end users and technical staff to define project requirements, solution design, implementation, usability testing, staging and deployment.
- *Custom Solutions.* Our Professional Services organization manages specific areas of our clients' projects, such as designing a solution to meet a client's requirements, implementing scenarios, or integrating our solutions with a third-party application.
- *Structured Enablement.* Depending on a client's project goals and the expertise of the client's team, ATG will assign the appropriate personnel to work onsite as advisors to aid the client's personnel in areas such as reviewing completed work or advising on a particular project area.

Education Services. Our education programs train clients and partners on our applications. The curriculum can be delivered to developers, technical managers, business managers, and system administrators. We also offer an online learning program to supplement instructor-led training. We offer certification programs to developers.

Acquisition of InstantService.com, Inc.

On January 8, 2010, we acquired privately held InstantService.com, Inc., which we refer to as InstantService, for a purchase price of approximately $17.0 million. The results of InstantService will be included in our results from the date of the acquisition. The purchase of InstantService augments our optimization service offerings with additional click-to-chat functionality and adds an e-mail management solution. At the date of the acquisition, InstantService had more than 300 customers.

Our Markets and Clients

We market our products and services primarily to Global 2000 companies and other businesses that have large numbers of online users and utilize the Internet as an important business channel. We target companies across five key verticals — retail, telecommunications, media and entertainment, distribution, and consumer goods manufacturing industries. More recently, we have begun to target selected companies in the financial services, insurance, and travel and leisure industries, particularly with respect to our Optimization solutions.

As of January 31, 2010, we had approximately 1,200 clients, including American Eagle Outfitters, AT&T, Best Buy, Chico's, Conde Nast, Continental Airlines, CVS, DirecTV, Finish Line, France Telecom, Games Workshop, HSBC, Intuit, JC Penney, Lego, LexisNexis, Lexmark, Littlewoods, Musician's Friend, Neiman Marcus, Orange, Philips, Proctor & Gamble, Scotts, Sephora, Sprint, Talbots, Tesco, The Body Shop, Thomas Cook, T-Mobile, Tommy Hilfiger, Urban Outfitters, Vodafone and Williams-Sonoma.

Research and Development

Our research and development group is responsible for core technology, product architecture, product development, quality assurance, program management, documentation, sustaining engineering, and third-party software integration. This group also assists with pre-sale, customer support activities, and quality assurance tasks supporting the service and sales organizations. Our research and development organization consists of approximately 170 employees in the United States and United Kingdom. Certain of our employees are dedicated to our ATG Commerce product, while others are dedicated to our Optimization Services products. We also work extensively with off-shore partners for additional research and development support.

Sales and Marketing

We market and sell our products and services primarily through our direct sales force, which is partially compensated based on product and services sales made to our clients, directly or through business partners. We also sell products and services through channel partners, including system integrators and other technology partners. The majority of our revenue is from direct sales. Our sales organization includes indirect and channel sales representatives, system engineers, business development personnel, and account managers. Our direct sales team is organized in two teams to address each of our product lines: ATG Commerce sales and ATG Optimization Services sales.

To support our sales efforts and promote ATG, we conduct comprehensive marketing programs. These programs include industry and partner events, market research, public relations activities, seminars, webinars, advertisements, direct mailings, and the development of our website. Our marketing organization supports the sales process and helps identify potential sales and other opportunities. They prepare product research, product planning, manage press coverage, and other public relations.

Strategic Alliances

We have established strategic alliances with system integrators, technology partners and resellers to augment our direct sales activities. We provide our systems integrators, technology partners and resellers with sales and technical training in order to encourage them to create demand for our products and services and to extend our presence globally and regionally. In addition, we encourage our channel partners to enroll in our accreditation and certification programs. Our ATG Certified Professional Program is a training program for developers to learn more about our products and services. Since January 1, 2007, we have trained more than 2,000 technology professionals in our strategic partners' organizations.

Proprietary Rights and Licensing

Our success and ability to compete depends on our ability to develop and protect the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. We rely on a combination of patent, trademark, trade secret, and copyright law and contractual restrictions to protect our proprietary technology. At December 31, 2009, we had 18 issued United States patents, 17 pending United States patents, and numerous foreign issued and pending patents. In addition, we have several trademarks that are registered or pending registration in the United States or abroad. We seek to protect the source code for our software, documentation, and other written materials under trade secret and copyright laws. These legal protections afford only limited protection for our technology, however.

We license our software pursuant to signed master license agreements, as well as "click through" or "shrink wrap" agreements, which impose restrictions on the licensee's ability to use the software, such as prohibiting reverse engineering and limiting the use of copies. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements and by restricting access to our source code. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments, and enhancements to existing products are more important than legal protections to establish and maintain a technology leadership position.

Employees

As of December 31, 2009, we had a total of 545 employees. Our employees are not represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

Competition

The market for online sales, marketing and customer service software is intensely competitive, subject to rapid technological change, and significantly affected by new product introductions and other market activities. We expect competition to persist and intensify in the future. We currently have the following primary sources of competition:

- in-house development efforts by potential clients or partners;
- e-commerce application vendors, such as IBM and Microsoft;
- e-commerce business process outsourcers, such as Digital River and GSI Commerce;
- providers of hosted managed service offerings, such as Accenture and EDS;
- providers of hosted on-demand subscription services, such as Demandware, MarketLive and Venda;
- vendors of marketing and customer-service application, including natural language, self-service and traditional customer relationship management application vendors; and
- optimization service vendors, such as Avail Intelligence, Baynote and LivePerson.

Although a number of our current and potential competitors have greater financial, marketing and technical resources than we do, we believe that we are able to compete favorably with companies in our industry by providing products and services that are richer, offer a more flexible set of capabilities and features and are more reliable and scalable.

Corporate Background

We are a Delaware corporation originally formed in 1991. Our corporate headquarters are located at One Main Street, Cambridge, Massachusetts 02142. We have domestic offices in Chicago, Corvallis (Oregon), Reston (Virginia), San Francisco, Seattle, and Washington, D.C. and international offices in Canada, France, Germany, the Netherlands, Northern Ireland, and the United Kingdom. Our website address is *www.atg.com* and we make available through this site, free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and Amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such reports are electronically filed with, or furnished to, the Securities and Exchange Commission, or the SEC. These reports may be accessed through our website's investor information page. We also make our code of ethics and certain other governance documents and policies available through this site.

Item 1A. *Risk Factors*

The following are certain of the important factors that could cause our actual operating results to differ materially from those indicated or suggested by forward-looking statements made in this Annual Report on Form 10-K or presented elsewhere by management from time to time.

The global recession and related credit crisis may continue to adversely affect our business and results of operations.

The U.S. and other global economies have recently experienced a recession that has affected all sectors of the economy, resulting in declines in economic growth and consumer confidence, increases in unemployment rates and uncertainty about economic stability. Global credit and financial markets have also experienced extreme disruptions, including diminished liquidity and credit availability and rapid fluctuations in market valuations. Our business has been affected by these conditions, and there is no certainty that economic conditions will not deteriorate further. These uncertainties affect businesses such as ours in a number of ways, making it difficult to accurately forecast and plan our future business activities. Weak economic conditions may lead consumers and businesses to continue to postpone spending, which may cause our clients to decrease or delay their purchases of our products and services. In addition, the inability of clients to obtain credit could negatively affect our revenues and our ability to collect receivables. Financial difficulties experienced by our strategic partners could result in a reduction in the revenues we derive from license sales originated by them or detract from the quality or timeliness of the consulting, implementation or other professional services they provide to our clients, which could adversely affect our reputation and relationships with our clients. If the current uncertain economic conditions continue or further deteriorate, we could be required to record charges relating to restructuring costs or the impairment of assets, and our business and results of operations could be materially adversely affected. These trends could have a material adverse impact on our business, our ability to achieve targeted results of operations, and our financial condition, among other things.

We expect our revenues and operating results to continue to fluctuate for the foreseeable future. If our quarterly or annual results are lower than the expectations of securities analysts, then the price of our common stock is likely to fall.

Our revenues and operating results have varied from quarter to quarter in the past and will probably continue to vary significantly from quarter to quarter in the foreseeable future. A number of factors are likely to cause variations in our operating results, including:

- fluctuating economic conditions, particularly as they affect our clients' willingness to implement new e-commerce solutions and their ability to pay for our products and services;
- the timing of recognition of revenue from our products and services, which is affected by the mix of product license revenue and services provided;
- the timing of client orders, especially larger transactions, and product implementations;
- our ability to cultivate and maintain strategic alliances;
- delays in introducing new products and services;
- price discounting and concessions that we may offer in response to competitive conditions;
- changes in the mix of revenues derived from higher and lower-margin products and services;
- timing of hiring and utilization of personnel;
- cost overruns related to fixed-price services projects;
- the mix of domestic and international sales;
- variation in our actual costs from our cost estimates related to long term hosting contracts;
- increased expenses, whether related to sales and marketing, product development, or administration; and
- costs related to possible acquisitions of technologies or businesses.

In any given quarter, we often depend on several relatively large license transactions to meet expected revenues for that quarter. If we expect to complete a large sale to a specific client in a particular quarter and the sale is not completed in that quarter, then we are not likely to be able to generate revenue from alternate sources in time to compensate for the shortfall. In addition, as is the case with many software companies, a significant number of our sales transactions are concentrated near the end of each fiscal quarter. If we are unable to close or recognize revenues on even a relatively small number of license deals at quarter-end, then we may not be able to meet expected revenues for that quarter. Because of this concentration of sales at quarter end, clients may seek to obtain higher price discounts than we might otherwise provide by waiting until quarter-end to complete their transactions with us. Additionally, we believe that there is significant uncertainty in our future profits due to the growing breadth of our product mix which may result in an accounting treatment that requires us to defer the recognition of revenue in amounts greater than we are currently projecting.

We may not be able to sustain or increase our revenue or profitability on a quarterly or annual basis.

We operate in a rapidly evolving industry which makes it more difficult to predict our future operating results, and current macro-economic conditions compound this difficulty. We cannot be certain that our revenues will grow or our expenses will decrease at rates that will allow us to achieve profitability on a quarterly or annual basis. Additionally, we expect to recognize an increasing portion of our revenue ratably over a period of time rather than at the time invoiced. This may vary from quarter to quarter and may have an adverse effect on our revenue and net income, which could result in a decline in the price of our common stock.

Our lengthy sales cycle makes it difficult to predict our quarterly results and causes variability in our operating results.

We have a long sales cycle, often several months or quarters, because our clients often need to make large expenditures and invest substantial resources in order to take advantage of our products and services and also because we generally need to educate potential clients about the use and benefits of our products and services. This long sales cycle makes it difficult to predict the quarter in which sales may occur. We may incur significant sales and marketing expenses in anticipation of selling our products, and if we do not achieve the level of revenues we expected, our operating results will suffer and our stock price may decline. Further, our potential clients frequently need to obtain approvals from multiple decision makers before making purchase decisions. Delays in sales could cause significant variability in our revenues and operating results for any particular period.

If the market for e-commerce does not continue to grow, then demand for our products and services may decrease.

Our success depends heavily on the continued use of the Internet for e-commerce. Many companies continue to rely primarily or exclusively on traditional means of commerce and may be reluctant to change their patterns of commerce. For our clients and potential clients to be willing to invest in our electronic commerce and online marketing, sales, and service applications, the Internet must continue to be accepted and widely used for commerce and communication. If Internet commerce does not grow or grows more slowly than expected, then our future revenues and profits may not meet our expectations or those of analysts.

If we fail to adapt to rapid changes in the market for online business applications, then our products and services could become obsolete.

The market for our products is constantly and rapidly evolving, as we and our competitors introduce new and enhanced products, retire older ones, and react to changes in Internet-related technology and client demands, coalescence of product differentiators, product commoditization and evolving industry standards. We may not be able to develop or acquire new products or product enhancements that comply with present or emerging Internet technology standards or differentiate our products based on functionality and performance. In addition, we may not be able to establish or maintain strategic alliances with operating system and infrastructure vendors that will permit migration or upgrade opportunities for our current user base. New products based on new technologies or new industry standards could render our existing products obsolete and unmarketable.

To succeed, we need to enhance our current products and develop new products on a timely basis to keep pace with market needs, satisfy the increasingly sophisticated requirements of clients, and leverage strategic alliances with third parties in the e-commerce field who have complementary or competing products. E-commerce technology is complex, and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing new or enhanced products could cause us to lose revenue opportunities and clients.

We face intense competition in the market for e-commerce applications and services, and we expect competition to intensify in the future. If we fail to remain competitive then our revenues may decline, which could adversely affect our future operating results and our ability to grow our business.

A number of competitive factors could cause us to lose potential sales or to sell our products and services at lower prices or at reduced margins, including, among others:

- Potential clients or partners may choose to develop e-commerce applications in-house, rather than paying for our products or services.
- Some of our current and potential competitors have greater financial, marketing and technical resources than we do, allowing them to leverage a larger installed client base and distribution network, adopt more aggressive pricing policies and offer more attractive sales terms, adapt more quickly to new technologies and changes in client requirements, and devote greater resources to the promotion and sale of their products and services than we can.
- Our suite of service products competes against various vendors' software tools designed to address a specific element or elements of the complete set of eService processes, including e-mail management, support, knowledge management, and web-based customer self-service and assisted service.
- Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products and expand their markets, and consolidation in our industry is likely to intensify. Accordingly, new competitors or alliances among competitors may emerge and rapidly acquire significant market share.
- Some of our current and potential competitors, especially our larger competitors like IBM that offer broad suites of computer and software applications, may offer free or low-cost e-commerce applications and functionality bundled with their own computer and software products. Potential clients may not see the need to buy our products and services separately when they can use the bundled applications and functionality in our competitors' product suites for little or no additional cost.

If the market for ATG Commerce OnDemand or ATG Optimization Services does not develop or develops more slowly than we expect, then our business could be negatively affected.

Our ATG Commerce OnDemand managed application hosting services and ATG Optimization Services offerings are at an early stage of development, and we may not achieve or sustain demand for these offerings. Our success in this effort will depend in part on the price, performance, and availability of our products and services in comparison with competing products and services and on the willingness of companies to increase their use of hosting applications. While we will continue to market and sell traditional licenses for our software solutions, we believe that the widespread market acceptance of our hosting solutions and ATG Optimization Services is important to the success of our business because of the growth opportunities that they present.

We may incur significant unanticipated costs and our profitability may suffer if we do not accurately estimate the costs of fixed-price Professional Services engagements.

From time to time, our Professional Services projects are based on fixed-price contracts, rather than contracts in which payment to us is determined on a time and materials, or other basis. Our failure to estimate accurately the resources and schedule required for a project, or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our overall profitability and could have a material adverse effect on our business, financial condition and results of operations.

We are entering into more contracts for large projects that magnify this risk. We have been required to commit unanticipated additional resources to complete projects in the past, which has occasionally resulted in losses on those contracts. We will likely experience similar situations in the future. In addition, we may establish the price for some projects at an early stage of the project engagement, which could result in a fixed price that is too low. Therefore, any changes from our original estimates could adversely affect our business, financial condition and results of operations.

If our clients experience interruptions, delays, or failures in our managed application hosting service or SaaS services, we could incur significant costs and lose revenue opportunities.

ATG Commerce OnDemand, which is delivered as a managed application hosting service, and our Optimization services, which are delivered on a SaaS basis, are still at a relatively early stage of development. Any equipment failures, mechanical errors, spikes in usage volume, or failure to follow system protocols and procedures could cause our systems to fail or malfunction, resulting in interruptions in our clients' service to their customers. Any such interruptions or delays in our hosting or SaaS services, whether as a result of third-party error, our own error, natural disasters, or accidental or willful security breaches, could harm our relationships with clients and our reputation. This in turn could reduce our revenue, subject us to liability, cause us to issue credits or pay penalties, or cause our clients to decide not to renew their agreements with us, any of which could adversely affect our business, financial condition, and results of operations.

We depend heavily on key employees in a competitive labor market.

Our success depends on our ability to attract, motivate, and retain skilled personnel, especially in the areas of management, finance, sales, marketing, and research and development, and we compete with other companies for a small pool of highly qualified employees. Members of our management team have left us from time to time for a variety of reasons, and there may be additional departures in the future. These historical and potential future changes in personnel may be disruptive to our operations or affect our ability to maintain effective internal controls over financial reporting. In addition, equity incentives such as stock options constitute an important part of our total compensation program for employees, and as a result of declines in our stock price a substantial number of our outstanding stock options are out of the money. Continued volatility or lack of positive performance of our stock price may adversely affect our ability to retain our employees or hire replacements.

We could incur substantial costs defending against a claim of infringement or protecting our intellectual property from infringement.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. Companies providing Internet-related products and services are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights. We could incur substantial costs in prosecuting or defending any intellectual property litigation. If we sue to enforce our rights or are sued by a third party that claims that our technology infringes its rights, the litigation could be expensive and could divert our management resources. We have been subject to claims and litigation alleging that we have infringed United States patents owned by third parties. We may also acquire companies that are subject to pending claims of infringement. For example, InstantService.com, Inc., or InstantService which we acquired on January 8, 2010, is a defendant in a patent infringement action brought by LivePerson, Inc. in May 2009. We may be required to incur substantial costs in defending any such infringement litigation in the future, which could have a material adverse effect on our operating results and financial condition.

In addition, we have agreed to indemnify clients against claims that our products infringe the intellectual property rights of third parties. From time to time, our clients have been subject to third party patent claims and we have agreed to indemnify these clients to the extent the claims related to our products. The results of any intellectual property litigation to which we might become a party may force us to do one or more of the following:

- cease selling or using products or services that incorporate the challenged intellectual property;
- obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or
- redesign those products or services to avoid infringement.

We seek to protect the source code for our proprietary software under a combination of patent, copyright and trade secrets law. However, because we make the source code available to some clients, third parties may be more likely to misappropriate it. Our policy is to enter into confidentiality agreements with our employees, consultants, vendors and clients and to control access to our software, documentation and other proprietary information. Despite these precautions, it may be possible for someone to copy our software or other proprietary information without authorization or to develop similar software independently.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. However, the laws of many countries do not protect proprietary rights to as great an extent as the laws of the United States. Any such resulting litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology. If we fail to meaningfully protect our intellectual property, then our business, operating results and financial condition could be materially harmed.

Finally, our professional services may involve the development of custom software applications for specific clients. In some cases, clients retain ownership or impose restrictions on our ability to use the technologies developed from these projects. Issues relating to the ownership of software can be complicated, and disputes could arise that affect our ability to resell or reuse applications we develop for clients.

If we fail to maintain our existing client base, then our ability to generate revenues will be harmed.

Historically, we have derived a significant portion of our revenues from existing clients that purchase our support and maintenance services and license enhanced versions of our products. If we are unable to continue to obtain significant revenues from our existing client base, then our ability to grow our business would be harmed, and our competitors could achieve greater market share. The current trend toward e-commerce replatforming may increase this risk. When existing clients re-evaluate their e-commerce platforms and solutions, they may elect to replace our e-commerce solutions with those of other vendors. If they do, these clients, as well as other prospective clients who choose e-commerce solutions other than ours in connection with their replatforming, are likely to commit substantial expenditures and investments of time and resources to the implementation of the e-commerce solution included in their new chosen platforms, reducing the probability that we will be able to penetrate those accounts in the near future.

If we fail to address the challenges associated with our international operations, then revenues from our products and services may decline, and the costs of providing our products or services may increase.

As of December 31, 2009, we had offices in Canada, France, Germany, the Netherlands, Northern Ireland, and the United Kingdom. We derived 31% of our total revenues in 2009, 29% of our total revenues in 2008, and 32% of our total revenues in 2007 from clients outside the United States. Our operations outside the United States are subject to additional risks, including:

- changes in exchange rates that may increase volatility of foreign based revenue;
- changes in regulatory requirements, tariffs, and other barriers;
- longer payment cycles and problems in collecting accounts receivable in Western Europe and Asia;
- difficulties in managing systems integrators and technology partners;
- difficulties in staffing and managing foreign subsidiary operations;
- differing technology standards;
- difficulties and delays in translating products and product documentation into foreign languages for countries in which English is not the primary language;
- reduced protection for intellectual property rights in some of the countries in which we operate or plan to operate;

- difficulties related to entering into legal contracts under local laws and in foreign languages;
- potentially adverse tax consequences; and
- political and economic instability.

We may need financing in the future, and any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise funds in the future, for example, to develop new technologies, expand our business, respond to competitive pressures, acquire complementary businesses, or respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships, or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance, and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions, or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or convertible securities, then the issuance could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences, and privileges senior to those of the holders of our common stock. The terms of these securities, as well as any borrowings under our credit agreement, could impose restrictions on our operations.

We have acquired and intend to acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

On January 8, 2010 we acquired InstantService, a Seattle-based provider of click-to-chat solutions and e-mail management for approximately $17.0 million. We intend to acquire or invest in additional businesses, products, or technologies that we believe could complement or expand our application suite, enhance our technical capabilities, or otherwise offer growth opportunities. We have no current agreements or commitments with respect to a material transaction at the present time. However, in the ordinary course of business we may engage in discussions at any time relating to possible acquisitions and investments, including acquisitions that, if consummated, could have a material impact on our business, results of operations and financial condition. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to integrate the acquired personnel, operations, and technologies of InstantService or other businesses we may acquire successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

- unanticipated costs or liabilities associated with the acquisition;
- incurrence of acquisition-related costs, which would be recognized as expense under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 805-10, *Business Combinations*;
- diversion of management's attention from other business concerns;
- harm to our existing business relationships with business partners and clients as a result of the acquisition;
- the potential loss of key employees;
- use of resources that are needed in other parts of our business; and
- use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

If systems integrators or value added resellers reduce their support and implementation of our products, then our revenues may fail to meet expectations and our operating results would suffer.

Since our potential clients often rely on third-party systems integrators to develop, deploy, and manage websites for conducting commerce on the Internet, we cultivate relationships with systems integrators to encourage them to support our products. We do not, however, generally have written agreements with our systems integrators, and they are not required to implement solutions that include our products or to maintain minimum sales levels of our products. Our revenues would be reduced if we fail to train a sufficient number of systems integrators adequately or if systems integrators devote their efforts to integrating or co-selling products of other companies. Any such reduction in revenue would not be accompanied by a significant offset in our expenses. As a result, our operating results would suffer, and the price of our common stock would probably fall.

If our software products contain serious errors or defects, then we may lose revenues and market acceptance and may incur costs to defend or settle product liability claims.

Complex software products such as ours often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Despite internal testing and testing by our clients, our current and future products may contain serious defects, which could result in lost revenues or a delay in market acceptance.

Since our clients use our products for critical business applications such as e-commerce, errors, defects or other performance problems could result in damage to our clients. They could seek significant compensation from us for the losses they suffer. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitations. Even if not successful, a product liability claim brought against us would likely be time consuming and costly and could seriously damage our reputation in the marketplace, making it harder for us to sell our products.

Government or industry regulations could directly restrict our business or indirectly affect our business by limiting the growth of e-commerce.

As e-commerce evolves, federal, state and foreign agencies have adopted and could in the future adopt regulations covering issues such as user privacy, content, and taxation of products and services. Government regulations could limit the market for our products and services or impose burdensome requirements that render our business unprofitable. Although many regulations might not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal and consumer information could indirectly affect our business. The Telecommunications Act of 1996 prohibits certain types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. It is possible that legislation could expose companies involved in e-commerce to liability, which could limit the growth of e-commerce generally. Legislation like the Telecommunications Act and the Communications Decency Act could dampen the growth in web usage and decrease its acceptance as a medium of communications and commerce.

The Internet has generated privacy concerns that could result in legislation or market perceptions that could result in reduced sales of our products and harm our business.

Businesses use our ATG Adaptive Scenario Engine product to develop and maintain profiles to tailor the content to be provided to website visitors. When a visitor first arrives at a website, our software creates a profile for that visitor. If the visitor registers or logs in, the visitor's identity is added to the profile, preserving any profile information that was gathered up to that point. ATG Adaptive Scenario Engine product tracks both explicit user profile data supplied by the user as well as implicit profile attributes derived from the user's behavior on the website. Privacy concerns may cause visitors to resist providing the personal data or to avoid websites that track the web behavioral information necessary to support our profiling capability. More importantly, even the perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify website users that the data captured after visiting websites may be used to direct product promotion and advertising to that user. Other countries and political entities, such as the European Economic Community, have adopted such legislation or regulatory requirements, and the United States may follow suit. Privacy legislation and consumer privacy concerns could make it harder for us to sell our products and services, resulting in reduced revenues.

Our products use "cookies" to track demographic information and user preferences. A "cookie" is information keyed to a specific user that is stored on a computer's hard drive, typically without the user's knowledge. The user can generally remove the cookies, although removal could affect the content available on a particular site. Germany has imposed laws limiting the use of cookies, and a number of Internet commentators and governmental bodies in the United States and other countries have urged passage of laws limiting or abolishing the use of cookies. If such laws are passed or if users begin to delete or refuse cookies as a common practice, then demand for our personalization products could be reduced.

Anti-takeover provisions in our charter documents and Delaware law could prevent or delay a change in control of our company.

Certain provisions of our charter and by-laws may discourage, delay, or prevent a merger or acquisition that some of our stockholders may consider favorable, which could reduce the market price of our common stock. These provisions include:

- authorizing the issuance of "blank check" preferred stock;
- providing for a classified board of directors with staggered, three-year terms;
- providing that directors may only be removed for cause by a two-thirds vote of stockholders;
- limiting the persons who may call special meetings of stockholders and prohibiting stockholder action by written consent;
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and
- authorizing anti-takeover provisions.

In addition, we adopted a shareholder rights plan in 2001. The existence of our shareholder rights plan, as well as certain provisions of Delaware law, may further discourage, delay, or prevent someone from acquiring or merging with us.

Continued compliance with regulatory and accounting requirements will be challenging and will require significant resources.

We are spending a significant amount of management time and external resources to comply with changing laws, regulations, and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC rules and regulations, and Nasdaq Global Market rules. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 requires management's annual review and evaluation of internal control over financial reporting. The process of documenting and testing internal control over financial reporting has required that we hire additional personnel and outside services and has resulted in higher accounting and legal expenses. While we invested significant time and money in our effort to evaluate and test our internal control over financial reporting, a material weakness was identified in our internal control over financial reporting in 2006. Although the material weakness was remediated in 2007, there are inherent limitations to the effectiveness of any system of internal controls and procedures, including cost limitations, the possibility of human error, judgments and assumptions regarding the likelihood of future events, and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can provide only reasonable assurance of achieving their control objectives.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. *Properties*

Our headquarters are located in approximately 59,000 square feet of leased office space in Cambridge, Massachusetts. In addition, we have facilities in Reston, Virginia (approximately 10,000 square feet); Seattle, Washington (approximately 17,000 square feet); Washington, D.C. (approximately 7,000 square feet); Chicago, Illinois (approximately 7,000 square feet); San Francisco, California (approximately 3,000 square feet), and Corvallis, Oregon (approximately 3,000 square feet). Our European headquarters are located in Reading, United Kingdom (approximately 4,000 square feet). We also maintain offices in Northern Ireland (approximately 12,000 square feet) and France (approximately 1,000 square feet). All of our facilities are leased. At December 31, 2009 we were in the process of negotiating additional leased square footage for our Belfast and Seattle locations. We believe our facilities are sufficient to meet our needs for the foreseeable future and, if needed, additional space will be available at a reasonable cost.

Item 3. *Legal Proceedings*

As previously disclosed, in December 2001, a purported class action complaint was filed against our wholly owned subsidiary Primus Knowledge Solutions, Inc., two former officers of Primus and the underwriters of Primus' 1999 initial public offering. The complaints are similar and allege violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, primarily based on the allegation that the underwriters received undisclosed compensation in connection with Primus' initial public offering. The litigation has been coordinated in the United States District Court for the Southern District of New York with claims against approximately 300 other companies that had initial public offerings during the same general time period. The parties have reached a global settlement of the litigation under which insurance will pay the full amount of the settlement share allocated to Primus, and Primus bears no financial liability. In October 2009, the Court issued an order granting final approval of the settlement. Certain objectors are appealing the final order. While we cannot predict the outcome of the litigation, we do not expect any material adverse impact to our business, or the results of our operations, from this matter.

On or about May 15, 2009, LivePerson, Inc. ("LivePerson") commenced an action in the United States District Court for the Southern District of New York against InstantService.com, Inc. ("InstantService"), a company that we acquired on January 8, 2010. In the action, LivePerson alleges that InstantService infringes two United States patents held by LivePerson and seeks injunctive relief, damages and attorneys' fees. Additionally, LivePerson seeks a declaratory judgment that a United States patent held by InstantService is invalid and is not infringed by LivePerson. Discovery in the LivePerson action has not yet commenced. InstantService has filed a motion to dismiss the action which is pending. We are investigating the claims made by LivePerson and at this early stage have reached no conclusion as to the likelihood of an adverse outcome in the litigation, which we intend to contest vigorously.

Our industry is characterized by the existence of a large number of patents, trademarks and copyrights, and by increasingly frequent litigation based on allegations of infringement or other violations of intellectual property rights. Some of our competitors in the market for e-commerce software and services have filed or may file patent applications covering aspects of their technology that they may claim our technology infringes. Such competitors could make claims of infringement against us with respect to our products and technology. Additionally, third parties who are not actively engaged in providing e-commerce products or services but who hold or acquire patents upon which they may allege our current or future products or services infringe may make claims of infringement against us or our customers. Our agreements with our customers typically require us to indemnify them against claims of intellectual property infringement resulting from their use of our products and services. We periodically receive notices from customers regarding patent license inquiries they have received which may or may not implicate our indemnity obligations, and certain of our customers are currently parties to litigation in which it is alleged that the patent rights of others are infringed by our products or services. Any litigation over intellectual property rights, whether brought by us or by others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we or our customers are accused of infringement might cause product shipment or service delivery delays, require us to develop alternative technology or require us to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. We could incur substantial costs in prosecuting or defending any intellectual property litigation. These claims, whether meritorious or not, could be time consuming, result in costly litigation, require expensive changes in our methods of doing business or could require us to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm our business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on our results of operations, consolidated balance sheets and cash flows, due to defense costs, diversion of management resources and other factors.

Item 4. *Submission of Matters to a Vote of Security Holders*

None.

PART II

Item 5. *Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock trades on The NASDAQ Global Market under the symbol "ARTG." The following table sets forth the high and low reported sale prices of our common stock for the periods indicated as reported by The NASDAQ Global Market.

	High	Low
Fiscal 2008		
First quarter	$4.59	$2.78
Second quarter	4.08	2.93
Third quarter	4.49	3.03
Fourth quarter	3.50	1.02
Fiscal 2009		
First quarter	$2.87	$1.45
Second quarter	3.99	2.36
Third quarter	4.55	3.64
Fourth quarter	4.88	3.60
Fiscal 2010		
First quarter (through January 27, 2010)	$4.85	$4.20

On January 27, 2010, the last reported sale price on The NASDAQ Global Market for our common stock was $4.31 per share. On January 27, 2010, there were approximately 450 holders of record of our common stock. This number does not include stockholders for whom our shares were held in a "nominee" or "street" name.

We have never paid or declared any cash dividends on shares of our common stock or other securities and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business.

The following graph compares the cumulative total stockholder return on our common stock during the period December 31, 2004 to December 31, 2009 with the cumulative total return of the NASDAQ Market Index and a peer group index over the same period. This comparison assumed the investment of $100 on December 31, 2004 in our common stock, the NASDAQ Market Index, and the peer group index and assumes dividends, if any, are reinvested. The peer group index that we used is Hemscott Industry Group 852 (Internet Software and Services), which reflects the stock performance of 94 publicly traded companies in the Internet software and services marketplace.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG ART TECHNOLOGY GROUP, INC., NASDAQ MARKET INDEX AND HEMSCOTT GROUP INDEX


DOLLARS
350
300
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
Art Technology Group, Inc.
Hemscott Group Index
NASDAQ Market Index

ASSUMES $100 INVESTED ON DECEMBER 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDED DECEMBER 31, 2009

	Value of Investment($) December 31,					
	2004	2005	2006	2007	2008	2009
Art Technology Group, Inc.	$100.00	$130.67	$155.33	$288.00	$128.67	$300.67
Hemscott Industry Group 852 Index	$100.00	$102.20	$112.68	$124.57	$ 74.71	$108.56
NASDAQ Market Index	$100.00	$ 86.54	$ 82.14	$ 87.81	$ 56.38	$ 81.12

Stock Repurchase Program

On October 27, 2009 our Board of Directors authorized a new stock repurchase program providing for the repurchase of up to $25.0 million of our outstanding common stock in the open market or in privately negotiated transactions, at times and prices considered appropriate depending on the prevailing market conditions. This new authorization was in addition to the $3.9 million that remained available under the $20.0 million repurchase program authorized in April 2007.

During the years ended December 31, 2009, 2008, and 2007, we repurchased 1,084,594 shares, 4,618,541 shares, and 986,960 shares of our common stock at a cost of $4.3 million, $8.9 million, and $2.9 million, respectively. For the life of the stock repurchase program through December 31, 2009, we have repurchased 6,690,095 shares of our common stock at a cost of $16.1 million. We purchased no shares of our common stock during the quarter ended December 31, 2009 and we have not yet purchased any shares under the $25.0 million authorization that took place on October 27, 2009.

Our stock repurchase authorization does not have an expiration date and the pace of our repurchase activity will depend on factors such as our working capital needs, our cash requirements for acquisitions, any debt repayment obligations which may arise, our stock price, and economic and market conditions. Our stock repurchases may be effected from time to time through open market purchases or pursuant to a Rule 10b5-1 plan. Our stock repurchase program may be accelerated, suspended, delayed or discontinued at any time.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this Annual Report on Form 10-K. Except as set forth below, the consolidated statement of operations data and balance sheet data for all periods presented are derived from audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K or in Annual Reports on Form 10-K for prior years on file with the United States Securities and Exchange Commission.

On January 1, 2006, we adopted the provisions of ASC 718-10, *Compensation — Stock Compensation*, using the modified prospective transition method, which requires us to record stock-based compensation expense for employee stock awards based on the fair value of the equity award at the time of grant. Stock-based compensation expense was $8.9 million, $7.9 million, $5.8 million, and $3.8 million for the years ended December 31, 2009, 2008, 2007, and 2006, respectively.

Consolidated Statement of Operations Data:

	Years Ended December 31,				
	2009	2008	2007	2006	2005
	(In thousands, except per share data)				
Revenue:					
Product licenses	$ 54,370	$ 47,429	$ 30,529	$ 32,784	$ 29,821
Recurring services	98,535	91,039	76,672	51,113	44,258
Professional and education services	26,477	26,173	29,859	19,335	16,567
Total revenue	179,382	164,641	137,060	103,232	90,646
Cost of Revenue:					
Product licenses	1,818	2,186	2,197	1,751	1,816
Recurring services	36,786	34,077	24,119	11,239	6,575
Professional and education services	22,323	25,619	29,223	19,560	16,680
Total cost of revenue	60,927	61,882	55,539	32,550	25,071
Gross Profit	118,455	102,759	81,521	70,682	65,575
Operating Expenses:					
Research and development	30,520	29,329	24,963	21,517	18,481
Sales and marketing	52,193	49,569	44,397	30,909	29,396
General and administrative	18,990	19,432	18,211	12,952	11,231
Restructuring charge (benefit)	—	—	(59)	(62)	885
Total operating expenses	101,703	98,330	87,512	65,316	59,993
Income (loss) from operations	16,752	4,429	(5,991)	5,366	5,582
Interest and other income, net	56	960	2,237	1,712	219
Income (loss) before provision (benefit) for income taxes	16,808	5,389	(3,754)	7,078	5,801
Provision (benefit) for income taxes	12	1,590	433	(2,617)	32
Net income (loss)	$ 16,796	$ 3,799	$ (4,187)	$ 9,695	$ 5,769
Basic and diluted net income (loss) per share	$ 0.13	$ 0.03	$ (0.03)	$ 0.08	$ 0.05
Basic weighted average common shares outstanding	126,842	128,534	127,528	115,280	109,446
Diluted weighted average common shares outstanding	133,054	133,916	127,528	120,096	111,345

Consolidated Balance Sheet Data:

	December 31,				
	2009	2008	2007	2006	2005
	(In thousands)				
Cash, cash equivalents and short-term marketable securities (including restricted cash of $50 and $1,669 at December 31, 2009 and 2008, respectively)	$ 79,094	$ 60,983	$ 50,879	$ 31,223	$33,569
Long-term marketable securities (including restricted cash of $738 and $419 at December 31, 2009 and 2008, respectively)	6,439	419	1,062	—	—
Total assets	214,036	188,767	177,719	149,981	92,765
Total deferred revenue	52,996	54,067	46,354	24,209	21,113
Long-term obligations, less current maturities	—	—	—	—	63
Total stockholders' equity	$135,911	$110,946	$107,097	$105,074	$50,160

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our consolidated financial statements and notes thereto which appear elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements. See "Risk Factors" elsewhere in this Annual Report on Form 10-K for a discussion of important factors and risks associated with our business that could cause our actual results to differ materially from these forward-looking statements. The forward-looking statements do not include the potential impact of any mergers, acquisitions, or divestitures of business combinations that may be announced after the date hereof.

We develop and market a comprehensive suite of e-commerce software solutions, as well as provide related services in conjunction with our products, including support and maintenance, professional services, managed application hosting services, and Optimization services for enhancing online sales and support. We primarily derive revenue from the sale of software products and related services. Our software licenses are priced based on the size of the customer implementation. Our recurring services revenue is comprised of managed application hosting services, Optimization services, and support and maintenance services. Managed application hosting revenue is recognized monthly as the services are provided and pricing is based on a per transaction, per CPU or percent of customer's revenue basis. Optimization services are priced on a per transaction basis and recognized monthly as the services are provided. Support and maintenance arrangements are priced based on the level of support services provided as a percent of net license fees per annum. Under support and maintenance services, customers are generally entitled to receive software upgrades and updates, maintenance releases and technical support. Professional and education services revenue includes implementation, technical consulting and education training. We bill professional service fees primarily on a time and materials basis. Education services are billed as services are provided.

Shift to Increasing Ratably Recognized Revenue

Before 2007, most of our revenue from arrangements involving the sale of our software was derived from perpetual software licenses and in most circumstances was recognized at the time the license agreement was executed and the software was delivered. Beginning in the first quarter of 2007, an increasing number of our perpetual software license arrangements have also included the sale of our managed application hosting services or Optimization services. As a result of applying the requirements of U.S. generally accepted accounting principles ("GAAP") to our evolving business model, the revenue from these arrangements with combined product offerings is recognized on a ratable basis over the estimated term of the contract or arrangement, commencing with the "site-delivered" date for providing the managed application hosting services or Optimization services.

The addition of Optimization services and managed application hosting services solution offerings introduced new products in our portfolio for which we do not have vendor-specific objective evidence (or "VSOE") of fair value. As a result, when we sell Optimization services and managed application hosting services in conjunction with e-commerce software, we defer all up-front fees, such as those for licenses, support and maintenance, and professional services, received prior to the delivery of the managed application hosting services or Optimization services. We recognize revenue from these fees ratably over either the term of the contract or estimated life of the arrangement depending on the specific facts of the arrangement, commencing with the "site-delivered" date for providing the managed application hosting services or Optimization services. In addition, when professional services revenue is deferred in connection with these arrangements and other instances in which there are undelivered elements to a transaction for which we do not have VSOE of fair value, we defer the direct costs related to performing the professional services prior to delivery of the element related to these services. These amounts are recognized ratably to cost of revenue in the same manner as the related revenue.

Key Measures that We Use to Evaluate Our Performance

In addition to the traditional measures of financial performance that are reflected in our results of operations determined in accordance with GAAP, we also monitor certain non-GAAP financial measures related to the performance of our business. A "non-GAAP financial measure" is a numerical measure of a company's historical or future financial performance that excludes amounts that are included in the most directly comparable measure calculated and presented in the GAAP statement of operations. Among the GAAP and non-GAAP measures that we believe are most important in evaluating the performance of our business are the following:

- We use product license bookings, a non-GAAP financial measure, as an important measure of growth in demand for our ATG e-commerce platform and the success of our sales and marketing efforts. We define product license bookings as the sale of perpetual software licenses regardless of the timing of revenue recognition under GAAP. When considering the value of perpetual software licenses executed during the period we use our judgment in assessing collectability and likelihood of granting future concessions. Factors that we consider include the financial condition of the customer and contractual provisions included in the license contract. See "Results of Operations-Product license bookings" below.

  We believe that this measure provides us with an indication of the amount of new software license business that our direct sales team has added in the period. Product license revenue associated with a particular transaction may be deferred for reasons other than the presence of a managed application hosting or Optimization services arrangement, such as the presence of credit risk or other contractual terms that, under GAAP, require us to defer the recognition of revenue. The deferred revenue for such a transaction may be recognized in a single future period rather than ratably when the conditions that originally required deferral have been resolved. We include all additions to deferred product license revenue in our calculation of product license bookings.

- We use cash flow from operations as an indicator of the success of the business. Because a portion of our revenue is deferred in the near term, our net income may be significantly different from the cash that we generate from operations.

- We use recurring services revenue, as reported under GAAP, to evaluate the success of our strategy to deliver site-independent online services and the growth of our recurring revenue sources. Recurring services revenue includes Optimization services, application hosting services, and support and maintenance related to ATG e-commerce platform sales.

- We use revenue and gross margins on our various lines of business to measure our success at meeting cash and non-cash cost and expense targets in relation to revenue earned.

- We use days sales outstanding ("DSO"), calculated by dividing accounts receivable at period end (including unbilled accounts receivable which may exist as a result of extended payment terms) by revenue and multiplying the result by the number of days in the period. The percentage of accounts receivable that are less than 60 days old is an important factor that our management uses to understand the strength of our accounts receivable portfolio. This measure is important because a disproportionate percentage of our product license bookings often occur late in the quarter, which has the effect of increasing our DSO.

Trends in On-Line Sales and our Business

Set forth below is a discussion of recent developments in our industry that we believe offer us significant opportunities, or present us with significant challenges, and have the potential to significantly influence our results of operations.

Impact of weak economy. The global recession that has affected all sectors of the U.S. and most foreign economies has created substantial uncertainty for our business. Weakening economic conditions have led to delays or reductions in capital spending, including purchases of information technology across industries and markets, and some customers in markets that we serve, such as luxury retailers, have been particularly affected. We cannot accurately predict the duration or severity of the current adverse economic conditions or their specific impact on our customers' demand for our products and services.

Trend in on-line sales. The growth of e-commerce as an important sales channel is the principal driver for demand for our products and services. We believe that in the current environment, the on-line channel is growing in importance for many of our customers, as e-commerce may offer more opportunities for revenue growth as well as significant cost savings and operational benefits such as improved inventory control and purchasing processes.

E-commerce "replatforming." Enterprises periodically upgrade or replace the network and enterprise applications software and the related hardware systems that they use to run their e-commerce operations in order to take advantage of advances in computing power, system architectures, and enterprise software functionality that enable them to increase the capabilities of their e-commerce systems while simplifying operation and maintenance of these systems and reducing their cost of ownership. In the e-commerce software industry, we refer to these major system upgrades or replacements as "replatforming." We believe that on average, customers in our market replatform or refresh their e-commerce software approximately every four to five years. The extent to which this trend will continue in light of current adverse economic conditions is unknown. However, we are cautiously optimistic that in the near term spending on e-commerce technology will continue at levels comparable to those we have recently experienced, and that it may even increase as a priority for some of our customers and prospects, due to the growing importance and cost benefits of the on-line channel.

Emergence of the "on demand" model of Software as a Service. An important trend throughout the enterprise software industry in recent years has been the emergence of the SaaS software delivery model whereby a software vendor that has developed a software application hosts and operates it for use by its customers over the Internet. The emergence of SaaS has been driven by customers' desire to reduce the costs of owning and operating critical applications software, while shifting the risks and burdens associated with operating and maintaining the software to the software vendor, enabling the customer to focus its resources on its core business.

Rapidly evolving and increasingly complex customer requirements. The market for e-commerce is constantly and rapidly evolving, as we and our competitors introduce new and enhanced products, retire older ones, and react to changes in Internet-related technology and customer demands. The market for e-commerce has seen diminishing product differentiators, increasing product commoditization, and evolving industry standards. To succeed, we need to enhance our current products and develop or acquire new products on a timely basis to keep pace with market needs, satisfy the increasingly sophisticated requirements of customers, and leverage strategic alliances with third parties in the e-commerce field who have complementary products. Our customers may request that we structure our arrangements with them in new ways that may impact the timing of revenue recognition and cash flows.

International expansion. Revenues derived from foreign sales as a percentage of our total revenues increased to 31% in 2009 from 29% in 2008. We seek to invest resources into further developing our reach internationally. In support of this initiative we have entered into partnership agreements abroad that will support our continued growth. As the international market opportunity continues to develop we will adjust our strategy.

Competitive trend. The market for online sales, marketing, and customer service software is intensely competitive, subject to rapid technological change, and significantly affected by new product introductions by large competitors with significantly greater resources and installed customer bases. We expect competition to persist and intensify in the future.

Virtualization. The trend towards virtualization could challenge our current software license pricing structure. Virtualization is an approach to computing wherein the actual, physical hardware resources of a computer system are configured to simulate the operations of one or more abstract computers, known as "virtual machines," on which software can be executed. The introduction of virtualization technologies may require us to consider alternative pricing strategies.

Development of ATG's partner ecosystem. As we train and develop our ATG partner ecosystem we will see a larger number of implementations outsourced to these partners resulting in stable, or potentially lower, professional services revenue.

Critical Accounting Policies and Estimates

This management's discussion and analysis of financial condition and results of operations discusses our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, deferral of costs, the allowance for accounts receivable, research and development costs, the impairment of long-lived assets and goodwill, income taxes, and assumptions for stock-based compensation. Management bases its estimates and judgments on historical experience, known trends, or events and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We define our "critical accounting policies" as those that require us to make subjective estimates about matters that are uncertain and are likely to have a material impact on our financial condition and results of operations or that concern the specific manner in which we apply GAAP. Our estimates are based upon assumptions and judgments about matters that are highly uncertain at the time the accounting estimate is made and applied and require us to assess a range of potential outcomes.

We believe the following critical accounting policies are those that are most important to the portrayal of our results of operations and financial condition and that require the most subjective judgment.

Revenue Recognition

We generate revenue through the sale of perpetual software licenses, recurring services, which are comprised of support and maintenance services, application hosting services, Optimization services, and professional and education services. Please refer to the notes to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a more comprehensive discussion of our revenue recognition policy.

Our policy is to recognize revenue when the applicable revenue recognition criteria have been met, which generally include the following:

Persuasive evidence of an arrangement — We use a legally binding contract signed by the customer as evidence of an arrangement. We consider the signed contract to be the most persuasive evidence of the arrangement.

Delivery has occurred or services rendered — Software and the corresponding access keys are generally delivered to customers electronically. Electronic delivery occurs when we provide the customer access to the software. Our software license agreements generally do not contain conditions for acceptance. Our support and maintenance services, Optimization services, and application hosting services are delivered on a monthly basis. Professional services are generally delivered on a time and material basis.

Fee is fixed or determinable — We assess whether the fee is fixed or determinable at the outset of the arrangement, primarily based on the payment terms associated with the transaction. Our standard payment terms are normally within 90 days. In some circumstances we provide extended payment terms, and in certain cases consider amounts payable beyond 90 days but less than 12 months to be fixed or determinable. Significant judgment is involved in assessing whether a fee is fixed or determinable. Our experience has been that we are generally able to determine whether a fee is fixed or determinable.

Collection is probable — We assess the probability of collection from each customer at the outset of the arrangement based on a number of factors, including the customer's payment history and its current creditworthiness. If in our judgment collection of a fee is not probable, we do not record revenue until the uncertainty is removed, which generally means revenue is recognized upon our receipt of the cash payment. Our experience has been that we are generally able to estimate whether collection is probable.

Our standard payment terms are normally within 90 days. In some circumstances we provide extended payment terms, and in certain cases we consider amounts payable beyond 90 days but less than 12 months to be fixed or determinable. In such cases, judgment is required in evaluating the creditworthiness of the customer and the likelihood of a concession. Beginning with the first quarter of 2009 we determined that we have a sufficient history of successfully collecting, without concessions, accounts receivable involving extended credit terms of up to twelve months granted to a specific class of customer to conclude that the fees under such arrangements may be considered to be both fixed and determinable and probable of collection. Consequently, the fees under such arrangements may be recognized as revenue assuming other criteria for recognition are met. As a result, we recognized approximately $5.2 million of revenue during 2009 that previously would have been deferred until the payments became due in future periods. We monitor our ability to collect amounts due under the stated contractual terms of such arrangements and to date we have not experienced any material concessions to this class of customer. Significant judgment is involved in assessing whether a contractual amendment constitutes a concession. If in the future we experience adverse changes in our ability to collect without concession the amounts due under arrangements involving extended payment terms to this class of customer, we may no longer be able to conclude that such amounts are fixed or determinable and probable of collection, which could adversely affect our revenue in future periods.

Generally we enter into arrangements that include multiple elements. Such arrangements may include sales of software licenses and related support and maintenance services in conjunction with application hosting services, Optimization services or professional services. In these situations we must determine whether the various elements meet the applicable criteria to be accounted for as separate elements. If the elements cannot be separated, revenue is recognized once the revenue recognition criteria for the entire arrangement have been met or over the period that our obligations to the customer are fulfilled, as appropriate. If the elements are determined to be separable, revenue is allocated to the separate elements based on VSOE of fair value and recognized separately for each element when the applicable revenue recognition criteria for each element have been met. In accounting for these multiple element arrangements, we must make determinations about whether elements can be accounted for separately and make estimates regarding their relative fair values.

Recording revenue from arrangements that include application hosting services requires us to estimate the expected life of the customer arrangement. Pursuant to the application of relevant GAAP literature, ASC 605-25, *Multiple Element Arrangements*, our arrangements with application hosting services are accounted for as one unit of accounting. In such situations, we recognize the entire arrangement fee ratably over the term of the estimated life of the customer arrangement. Based on our historical experience with our customers, we estimate the life of the typical customer arrangement to be approximately four years.

Our VSOE of fair value for certain elements of an arrangement is based upon the pricing in comparable transactions when the element is sold separately. VSOE of fair value for support and maintenance is based upon our history of charging our customers stated annual renewal rates. VSOE of fair value for professional services and education is based on the price charged when the services are sold separately. Annually, we evaluate whether or not we have maintained VSOE of fair value for support and maintenance services and professional services. We have concluded that we have maintained VSOE of fair value for both support and maintenance services and professional services because the majority of our support and maintenance contract renewal rates and professional service rates per personnel level fall in a narrow range of variability within each service offering.

For multiple element arrangements, VSOE of fair value must exist to allocate the total arrangement fee among all delivered and undelivered elements of a perpetual license arrangement. If VSOE of fair value does not exist for all elements to support the allocation of the total fee among all delivered and undelivered elements of the arrangement, revenue is deferred until such evidence does exist for the undelivered elements, or until all elements are delivered, whichever is earlier. If VSOE of fair value of all undelivered elements exists but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method. Under the residual method, the VSOE of fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is recognized as revenue as the elements are delivered.

We also sell perpetual software licenses with application hosting services and/or Optimization services. We do not have VSOE of fair value for either of these services. In these situations all elements in the arrangement for which we receive up-front fees, which typically include perpetual software fees, support and maintenance fees, and set-up and implementation fees, are recognized as revenue ratably over the period of providing the application hosting service or Optimization services. We allocate and classify revenue in our statement of operations based on our evaluation of VSOE of fair value, or a proxy of fair value thereof, available for each applicable element of the transaction. We generally base our proxy of fair value on arms-length negotiations for the contracted elements. This allocation methodology requires judgment and is based on our analysis of our sales transactions.

Allowances for Accounts Receivable

We maintain allowances for estimated losses resulting from the inability of our customers to make required payments. We perform credit reviews of each customer, monitor collections and payments from our customers, and determine the allowance based upon historical experience and specific customer collection issues. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances would be required. In addition, we record allowances to revenue based on past credit memo history.

Research and Development Costs

We account for research and development costs for our software products that we license to our customers in accordance with ASC 730-10, *Accounting for Research and Development Costs,* and ASC 985-20, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,* which specifies that costs incurred internally to develop computer software products should be charged to expense as incurred until technological feasibility is reached for the product. Once technological feasibility is reached, all software costs should be capitalized until the product is made available for general release to customers. Judgment is required in determining when technological feasibility is established. We believe that the time period from reaching technological feasibility until the time of general product release is very short. Costs incurred after technological feasibility is reached are not material, and accordingly, all such costs are charged to research and development expense as incurred.

Costs incurred to develop software applications used internally in our Optimization services are accounted for in accordance with ASC 350-10, *Accounting for Computer Software Developed or Obtained for Internal Use.* Our capitalized costs include certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding, and testing activities. Costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance, and general and administrative or overhead costs are expenses as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended, and certain functional and quality standards have been met. We evaluate any capitalized costs for impairment whenever conditions or events indicate that the carrying amount of the asset may not be recoverable.

Impairment or Disposal of Long Lived Assets, including Intangible Assets

We review our long-lived assets, including intangible assets subject to amortization, whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate. If such assets are considered impaired, the impairment to be recognized is equal to the amount by which the carrying value of the assets exceeds their fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. In assessing recoverability, we must make assumptions regarding estimated future cash flows and discount factors. If these estimates or related assumptions change in the future, we may be required to record impairment charges. Intangible assets with determinable lives are amortized over their estimated useful lives, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis, whichever is greater. We did not record any impairment charges in any of the years presented.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of net tangible and intangible assets acquired in a business combination. In accordance with ASC 350-10, *Goodwill and Other Intangible Assets*, we evaluate goodwill for impairment annually on December 1, as well as whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Because we have one reporting segment under ASC 350-10, we utilize the entity-wide approach for assessing goodwill for impairment and compare our market value to our net book value to determine if impairment exists. No impairment of goodwill resulted from our evaluation of goodwill in any of the years presented, however in the future these impairment tests may result in impairment losses that could have a material adverse impact on our results of operations.

Accounting for Income Taxes

In connection with preparing our financial statements, we are required to compute income tax expense in each jurisdiction in which we operate. This process requires us to project our current tax liability and estimate our deferred tax assets and liabilities, including net operating loss and tax credit carryforwards. We also are required to assess the need for a valuation allowance against deferred tax assets. As part of this assessment, we have considered our recent operating results, future taxable income projections, and all prudent and feasible tax planning strategies.

As of December 31, 2009 and 2008 we have recognized a deferred tax asset of $0.9 million and $0.6 million, respectively, in certain foreign jurisdictions that we believe will more likely than not be realized. Our assessment was based upon our cumulative history of earnings before taxes for financial reporting purposes over a three year period in those jurisdictions and an assessment as of December 31, 2009 and 2008 of our expected future results of operations related to our foreign operations.

As of December 31, 2009 and 2008 we maintained a full valuation allowance against our U.S. net deferred tax assets. We currently do not believe that we have sustained profitability over an appropriate time period and in amounts that are sufficient to support a conclusion that a valuation allowance is not required. We believe there is significant uncertainty in our future profits due to the growing breadth of our product mix and the effect it can have on the timing of revenue recognition, and the related effect on U.S. reported income. Specifically, we may be required to defer the recognition of revenue in amounts greater than we are currently projecting. Assuming that, among other factors of positive and negative evidence, we meet our estimates of 2010 forecasted earnings, we may release a portion of our U.S. valuation allowance during the second half of 2010, which is consistent with the timing of our annual forecasting exercise. Additionally, in connection with our January 2010 acquisition of InstantService, during the first quarter of 2010 we will assess the acquired deferred tax assets and liabilities and we may release a portion of our valuation allowance to offset acquired net deferred tax liabilities.

We account for our uncertain tax positions in accordance with ASC 740-10, *Income Taxes.* During the year ended December 31, 2009, we recorded an increase to our gross liability for unrecognized tax benefits of $0.2 million and a decrease of $3.5 million in connection with the lapse of the applicable statute of limitations in certain tax jurisdictions. The decreases resulted in an income tax benefit of $1.7 million. The remaining increases and decreases had no net impact on our effective tax rate as they related to various uncertain tax positions in our tax net operating loss carryforward. At December 31, 2009 we have recorded less than $0.1 million of interest and penalties in our statement of operations and have accrued $0.1 million of potential interest and penalties in our statement of financial position. If the uncertain tax positions are ultimately resolved in our favor, the effective tax rates in any future periods would be favorably affected by approximately $0.4 million.

Stock-Based Compensation Expense

We account for stock-based compensation in accordance with ASC 718-10, *Compensation — Stock Compensation.* Under the fair value recognition provisions of ASC 718-10, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. We use the Black-Scholes option pricing model to determine the fair value of our stock option awards. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected life of the stock awards and the volatility of our underlying common stock. Changes to the assumptions may have a significant impact on the fair value of stock options, which could have a material impact on our financial statements. In addition, judgment is also required in estimating the amount of stock-based awards that are expected to be forfeited. Should our actual forfeiture rates differ significantly from our estimates, our stock-based compensation expense and results of operations could be materially impacted.

Results of Operations

The following table sets forth statement of operations data as a percentage of total revenue for the periods indicated:

	Year Ended December 31,		
	2009	2008	2007
Revenue:			
Product licenses	30%	29%	22%
Recurring services	55%	55%	56%
Professional and education services	15%	16%	22%
Total revenue	100%	100%	100%
Cost of Revenue:			
Product licenses	1%	1%	2%
Recurring services	21%	21%	18%
Professional and education services	12%	16%	21%
Total cost of revenue	34%	38%	41%
Gross Profit	66%	62%	59%
Operating Expenses:			
Research and development	17%	18%	18%
Sales and marketing	29%	30%	33%
General and administrative	11%	12%	13%
Total operating expenses	57%	60%	64%
Income (loss) from operations	9%	2%	(5)%
Interest and other income, net	0%	1%	2%
Income (loss) before provision (benefit) for income taxes	9%	3%	(3)%
Provision for income taxes	0%	1%	0%
Net income (loss)	9%	2%	(3)%

The following table sets forth gross margin on product license revenue, recurring services revenue and professional and education services revenue for the periods indicated:

	Years Ended December 31,		
	2009	2008	2007
Cost of product license revenue	3%	5%	7%
Gross margin on product license revenue	97%	95%	93%
Cost of recurring services revenue	37%	37%	31%
Gross margin on recurring services revenue	63%	63%	69%
Cost of professional and education services revenue	84%	98%	98%
Gross margin on professional and education services revenue	16%	2%	2%

Product license bookings

We use product license bookings, a non-GAAP financial measure, as an important measure of growth in demand for our ATG Commerce and the success of our sales and marketing efforts. We define product license bookings as the sale of perpetual software licenses regardless of the timing of revenue recognition under GAAP. When considering the value of perpetual software licenses executed during the period we use our judgment in assessing collectability and likelihood of granting future concessions. Factors that we consider include the financial condition of the customer and contractual provisions included in the license contract.

The following table summarizes and reconciles to our product license revenue, as reported under GAAP, our product license bookings for the periods presented:

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Product license bookings	$ 56,888	$ 52,782	$ 43,412
Product license bookings not recognized	(21,357)	(25,546)	(14,166)
Product license deferred revenue recognized	18,839	20,193	1,283
Product license revenue	$ 54,370	$ 47,429	$ 30,529

Product license bookings increased $4.1 million, or 8%, to $56.9 million in 2009 from $52.8 million in 2008 and increased $9.4 million, or 22%, to $52.8 million in 2008 from $43.4 million in 2007. These increases reflect growth in the e-commerce market and the success of our sales and marketing initiatives.

Product license bookings not recognized was 38%, 48%, and 33% of our total product license bookings for 2009, 2008 and 2007, respectively. The decrease in the deferral of bookings in 2009 is due to more of our larger product license transactions in 2008 including optimization services when compared to our larger product license transactions in 2009. Deferred revenue will be recognized in future periods when delivery of the service occurs or as contractual requirements or other conditions that required deferral are met.

Product license deferred revenue recognized was $18.8 million, $20.2 million, and $1.3 million in 2009, 2008, and 2007. The significant increase in 2008 reflects the shift in our business model at the beginning of 2007 to a greater portion of our arrangements including elements where revenue was deferred. In 2009 we recognized $15.7 million from product license deferred revenue on a ratable basis and the remaining $3.1 million was recognized upon the resolution of contractual conditions or other conditions that required deferral. In 2008 we recognized $7.0 million from product license deferred revenue on a ratable basis and the remaining $13.2 million was recognized upon the resolution of contractual conditions or other conditions that required deferral.

We expect 2010 product license bookings to be in the range of 5 to 10% greater than 2009. We expect first quarter 2010 product license bookings to be in the range of 5 to 10% greater than the first quarter of 2009.

Years ended December 31, 2009, 2008 and 2007

Revenues

	Years Ended December 31,		
	2009	2008	2007
		(In thousands)	
Total revenue	$179,382	$164,641	$137,060

Total revenue increased $14.8 million, or 9%, to $179.4 million for 2009 from $164.6 million for 2008. Revenue is derived from perpetual software licenses, recurring services, and professional and education services. The revenue growth in 2009 is due to an increase of $6.9 million, or 15%, in product license revenue, an increase of $7.5 million, or 8%, in recurring services revenue and an increase of $0.3 million, or 1.0% in professional and education services.

Total revenue increased $27.6 million, or 20%, to $164.6 million for 2008 from $137.1 million for 2007. Revenue is derived from perpetual software licenses, recurring services, and professional and education services. The revenue growth in 2008 is due to an increase of $16.9 million, or 55%, in product license revenue and an increase of $14.4 million, or 19%, in recurring services revenue. Partially offsetting the increase was a decrease in professional and education services of $3.7 million, or 12%.

Revenue generated from foreign sources increased to $56.3 million, or 31% of total revenue compared to $48.4 million, or 29% in 2008, and $43.4 million, or 32% in 2007.

We expect 2010 revenues in the range of $197.0 million to $203.0 million. We expect first quarter 2010 revenue to be in the range of $43.0 million to $45.0 million.

Product License Revenue

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Product license revenue	$54,370	$47,429	$30,529
As a percent of total revenue	30%	29%	22%

Product license revenue increased $6.9 million, or 15%, to $54.4 million for 2009 from $47.4 million in 2008. The increase for 2009 resulted from growth in demand for our e-commerce solutions and the success of our sales and marketing initiatives, and a net decrease in the amount of product license deferred revenue. Product license bookings increased $4.1 million in 2009 compared to 2008. In addition, we deferred $4.2 million fewer product license bookings in 2009 compared to 2008 due to the inclusion of optimization services, application hosting, and other elements in a fewer number of our larger contracts during 2009. Partially offsetting these increases to revenue, in 2009 product license deferred revenue recognized was $18.8 million, compared to $20.2 million in 2008. Revenue generated and deferred in prior periods is recognized when delivery of the service occurs or as contractual requirements are met. Product license revenue generated from international customers increased 37% to $24.0 million for 2009 from $17.5 million in 2008. Product license revenue as a percentage of our total revenue increased to 30% in 2009 from 29% in 2008.

Product license revenue increased 55% to $47.4 million for 2008 from $30.5 million in 2007. The increase for 2008 was driven by significant growth in sales of software licenses recognized in 2008, an $18.9 million increase in revenue recognized from deferred revenue, partially offset by an $11.4 million increase in deferred product license revenue in 2008. In 2008, we recognized $20.2 million, or 43%, of our product license revenue from balances deferred in prior periods. Product license revenue generated from international customers increased 42% to $17.5 million for 2008 from $12.3 million in 2007. Product license revenue as a percentage of our total revenue increased to 29% in 2008 from 22% in 2007.

We expect first quarter 2010 product license revenues to be in the range of $13.0 million to $14.0 million.

Recurring services revenue

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Support and maintenance	$49,003	$45,716	$41,923
Optimization services and managed application hosting services	49,532	45,323	34,749
Total recurring services revenue	$98,535	$91,039	$76,672
As a percent of total revenue	55%	55%	56%

Our recurring services revenue increased $7.5 million, or 8%, to $98.5 million in 2009 from $91.0 million in 2008, as follows:

- Support and maintenance revenue increased $3.3 million, or 7%, to $49.0 million in 2009 from $45.7 million in 2008. The increase is due to growth in our installed base of ATG e-commerce software.
- Optimization services and managed application hosting services revenue increased $4.2 million, or 9%, to $49.5 million in 2009 from $45.3 million in 2008. The increased optimization services revenue in 2009 is a result of increased contract values on new customers added during 2009. The increased hosting services revenue in 2009 is due to increases in monthly recurring revenue rates on new customers added in 2009, increased amortization of previously deferred revenue, and increased professional services provided. Additionally in 2009, a customer for which we were providing managed services elected to migrate its site to an on-premise ATG solution resulting in the recognition of previously deferred revenue.

Our recurring services revenue increased 19% to $91.0 million in 2008 from $76.7 million in 2007, as follows:

- Support and maintenance revenue increased 9% to $45.7 million in 2008 from $41.9 million in 2007. The increase is due to growth in our installed base of ATG e-commerce software.
- Optimization services and managed application hosting services revenue increased 30% to $45.3 million in 2008 from $34.7 million in 2007. The increased revenue in 2008 is driven by growth in the number of customers utilizing our optimization services and increased utilization by our existing customer base.

We expect first quarter 2010 recurring services revenue to be in the range of $25.5 million to $26.0 million.

Professional and education services revenue

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Professional and education services revenue	$26,477	$26,173	$29,859
As a percent of total revenue	15%	16%	22%

Professional and education services revenue increased $0.3 million, or 1%, to $26.5 million in 2009 from $26.2 million in 2008, and declined as a percentage of total revenue to 15% in 2009 from 16% in 2008. Professional and education services revenue consists primarily of revenue from consulting and implementation services, which typically are performed in the quarters closely following the execution of a product license transaction. During 2009, revenue related to government contracts (a legacy business from our CleverSet acquisition) increased $1.4 million from 2008 due to an increase in work performed under the existing contracts as compared to 2008. Offsetting this increase was a decline in our consulting and implementation services revenue due to our strategy to expand our partner ecosystem in order to leverage our partners' global reach and resources. International professional and education services revenue increased to $6.2 million in 2009 from $5.6 million in 2008.

Professional and education services revenue declined 12% to $26.2 million in 2008 from $29.9 million in 2007, and declined as a percentage of total revenue to 16% in 2008 from 22% in 2007. Based on our strategy to expand our partner ecosystem in order to leverage our partners' global reach and resources, in 2008 we were focused on testing and certifying partners rather than continuing to grow our professional services business. As a result of this strategy, professional services revenue declined 13% in 2008 from 2007. International professional and education service revenue decreased to $5.6 million in 2008 from $7.8 million in 2007.

We expect first quarter 2010 professional and education services revenue to be in the range of $4.5 million to $5.0 million.

Cost of Product License Revenues

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Cost of product license revenue	$ 1,818	$ 2,186	$ 2,197
As a percent of license revenue	3%	5%	7%
Gross margin on product license revenue	$52,552	$45,243	$28,332
As a percent of license revenue	97%	95%	93%

Cost of product license revenue primarily includes salary, benefits, and stock-based compensation costs of fulfillment and engineering staff dedicated to maintenance of products that are in general release, the amortization of licenses purchased in support of and used in our products, royalties paid to vendors whose technology is incorporated into our products, and amortization expense related to acquired developed technology. During 2009, the decline in cost of product license revenue as compared to 2008 was due to a decrease in the amortization related to certain previously acquired intangible assets.

Cost of Recurring Services Revenue

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Cost of recurring services revenue	$36,786	$34,077	$24,119
As a percent of recurring services revenue	37%	37%	31%
Gross margin on recurring services revenue	$61,749	$56,962	$52,553
As a percent of recurring services revenue	63%	63%	69%

Cost of recurring services revenues primarily includes salary, benefits, and stock-based compensation and other costs for recurring services support staff, costs associated with the hosting centers, third-party contractors, and amortization of technology acquired in connection with the eStara and CleverSet acquisitions, and royalties.

When we perform professional consulting and implementation services in connection with managed application hosting arrangements we generally defer the direct costs incurred prior to delivery of the element related to the performance of these services. Deferred costs are amortized to cost of recurring services revenue ratably over the estimated life of the arrangement, which generally we estimate to be four years commencing on the site-delivered date.

Cost of recurring services revenue increased $2.7 million, or 8%, to $36.8 million in 2009 from $34.1 million in 2008. Gross margin on recurring services revenue was 63%, or $61.7 million for 2009 compared to 63%, or $57.0 million for 2008. The increase in cost of recurring services for 2009 was primarily due to a $1.3 million increase in outside service fees related to hosting services and a $1.4 million increase in salary costs.

During 2009, we capitalized $0.2 million of costs of recurring services revenue related to certain internal use software development projects related to our hosting services, compared to $0 capitalized in 2008.

Cost of recurring services revenue increased 41% to $34.1 million in 2008 from $24.1 million in 2007. Gross margin on recurring services revenue was 63%, or $57.0 million for 2008 compared to 69%, or $52.6 million for 2007. The increase in cost of recurring services and the resulting decline in gross margin percentage on recurring services for 2008 was due to a $3.2 million increase in telecommunications costs in our optimization services business correlating with increased call traffic resulting from growth in customer utilization of these services. In addition, we experienced a $2.7 million increase in labor related costs from additional investment in our application hosting services infrastructure, a net $1.6 million increase in recognition of previously deferred implementation costs and $1.3 million in depreciation expense related to fixed assets acquired to support growth in the business and the acquisition of CleverSet. In addition, costs of hosted services increased $0.8 million in 2008 as a result of non-recurring costs related to transitioning hosting services to a new hosting services provider.

We expect first quarter 2010 recurring services gross margin to be in the 60% to 63% range.

Cost of Professional and Education Services Revenues

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Cost of professional and education services revenue	$22,323	$25,619	$29,223
As a percent of professional and education services revenue	84%	98%	98%
Gross margin on professional and education services revenue	$ 4,154	$ 554	$ 636
As a percent of professional and education services revenue	16%	2%	2%

Cost of professional and education services revenues primarily includes salary, benefits, and stock-based compensation and other costs for professional services and technical support staff and third-party contractors.

Cost of professional and education services revenue decreased $3.3 million, or 13%, to $22.3 million for 2009 from $25.6 million for 2008. The decrease in cost of professional and education services for 2009 was driven by a $4.9 million decrease in labor related contractor costs and increased utilization of internal resources. Partially offsetting the cost reduction in 2009 was a $1.5 million increase in costs incurred related to government contracts (a legacy business from our CleverSet acquisition) as a result of an increase in work performed under those contracts as compared to 2008.

Cost of professional and education services revenue decreased 12% to $25.6 million for 2008 from $29.2 million for 2007. The decrease in cost of professional and education services for 2008 was driven by a $5.7 million decrease in labor related costs and a decrease of $1.2 million in travel related costs for professional services. These decreases were attributable to a reduction in the use of contract labor in the delivery of our professional services and less travel, resulting from the successful execution of our strategy to develop our partner networks. The decreases in expenses were partially offset by a $1.7 million decrease in the amount of costs deferred in 2008 compared with the 2007 period and the inclusion in 2008 of $1.6 million in CleverSet expenses.

We expect first quarter 2010 professional and educational services gross margin to be approximately 5%.

Research and Development Expenses

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Research and development expenses	$30,520	$29,329	$24,963
As a percent of total revenue	17%	18%	18%

Research and development expenses consist primarily of salary, benefits, and stock-based compensation costs to support product development.

Research and development expenses increased $1.2 million, or 4%, to $30.5 million in 2009 from $29.3 million in 2008, but fell to 17% of revenue in 2009 from 18% of revenue in 2008 due primarily to revenue growth in 2009. The increase in research and development spending was driven by an increase of $1.5 million in labor related costs, primarily salary costs. The increased salary in research and development in 2009 was due to hiring engineers for product development efforts across all product lines.

Research and development expenses increased 17% to $29.3 million in 2008 from $25.0 million in 2007 and remained 18% of revenue due to revenue growth in 2008. The increase in research and development spending was primarily attributable to an increase of $3.4 million in labor related costs from 2007 to develop the capacity of the organization to further drive creative product development. As a result of increased capital expenditures in 2008 and 2007 related to growth in the research and development organization, depreciation and allocated infrastructure costs increased $0.7 million in 2008 from the prior year.

During 2009 we capitalized $0.4 million of research and development costs for internal use software development costs under ASC 350-10 related to Optimization services. Our research and development efforts during 2008 that related to our Optimization services were primarily maintenance and data conversion costs. We did not capitalize any research and development costs during 2008.

Sales and Marketing Expenses

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
Sales and marketing expenses	$52,193	$49,569	$44,397
As a percent of total revenue	29%	30%	33%

Sales and marketing expenses consist primarily of salaries, commissions, benefits, and stock-based compensation and other related costs for sales and marketing personnel, travel, public relations and marketing materials and events. We generally recognize commission expense upon contract execution with the result that commission expense may be recognized earlier than the related revenue.

Sales and marketing expenses increased $2.6 million, or 5%, to $52.2 million in 2009 from $49.6 million in 2008, and decreased as a percentage of total revenue to 29% from 30% due to revenue growth in 2009. The increase in costs in 2009 was primarily due to an increase of $1.9 million in labor related costs. In addition, we had a

$0.9 million increase in spending on marketing programs. Partially offsetting these increased costs was a decrease of $0.7 million in travel costs in 2009 driven by cost containment initiatives.

Sales and marketing expenses increased 12% to $49.6 million in 2008 from $44.4 million in 2007, and decreased as a percentage of total revenue to 30% from 33% due to revenue growth in 2008. The increase was due to an increase in cost of $3.4 million in labor related costs, including a $1.4 million increase in commissions related to higher product license bookings, a $0.7 million increase in stock-based compensation and a $0.4 million increase in travel costs. In addition, we had a $0.4 million increase in spending on marketing programs.

General and Administrative Expenses

	Years Ended December 31,		
	2009	2008	2007
	(Dollar amounts in thousands)		
General and administrative expenses	$18,990	$19,432	$18,211
As a percent of total revenue	11%	12%	13%

General and administrative expenses consist primarily of salaries, benefits, and stock-based compensation and other related costs for internal systems, finance, human resources, legal and executive related functions.

General and administrative expenses decreased $0.4 million, or 2%, to $19.0 million in 2009 from $19.4 million in 2008, and decreased as a percentage of total revenue to 11% from 12% The decrease in 2009 of $0.4 million was due to lower external resource fees and labor related costs, partially offset by higher stock compensation and telecommunications costs.

General and administrative expenses increased 7% to $19.4 million in 2008 from $18.2 million in 2007, and decreased as a percentage of total revenue to 12% from 13%. The increase in 2008 of $1.2 million was due to additional salaries and other related costs, including stock-based compensation, and $0.6 million related to additional outside professional services, legal and accounting and tax services.

First Quarter 2010 Operating Expenses

We expect first quarter 2010 total operating expenses, which include research and development, sales and marketing, and general and administrative expenses, to be in the range of $27.0 million to $28.0 million.

Stock-Based Compensation Expense

We record stock-based compensation expense in accordance with ASC 718-10, *Compensation — Stock Compensation.* We recorded $8.9 million, $7.9 million, and $5.8 million in stock-based compensation expense for the years ended December 31, 2009, 2008, and 2007, respectively. The increase in stock-based compensation expense is due to granting restricted stock units in 2009, 2008, and 2007 at higher values compared to the fair value of stock options granted in prior years.

As of December 31, 2009, the total compensation cost related to unvested awards not yet recognized in the statement of operations was approximately $15.9 million, which will be recognized over a weighted average period of approximately 2.0 years.

Interest and Other Income, Net

Interest and other income, net decreased to approximately $0.06 million in 2009 from $1.0 million in 2008. The decrease was due to a $0.5 million decrease in interest income as a result of lower interest rates, and a $0.5 million increase in foreign currency exchange losses. We incurred a foreign currency exchange loss of $0.5 million in 2009 compared to a loss of $0.04 million in 2008. The foreign currency based losses were driven by the movement of the GBP and the Euro compared to the USD in 2009.

Interest and other income, net decreased to $1.0 million in 2008 from $2.2 million in 2007. The decrease was primarily due to foreign currency exchange losses on remeasuring non-functional currency denominated assets and liabilities. Additionally, the decrease included net realized losses on foreign currency based transactions. We incurred a foreign currency exchange loss of $0.04 million in 2008 compared to a gain of $0.7 million in 2007. The foreign currency based losses were driven by the movement of the GBP and the Euro compared to the USD in 2008, compared to 2007 in which net gains were recorded. In addition, we experienced a decrease in interest income resulting from lower prevailing interest rates despite our higher ending cash and investment balances.

Provision for Income Taxes

For the year ended December 31, 2009, we recorded a net $0.01 million income tax expense compared to $1.6 million of income tax expense for the year ended December 31, 2008. The detail of our income tax expense is shown in the table below (in thousands):

	December 31,	
	2009	**2008**
Income tax (benefit) expense related to earnings in foreign subsidiaries including foreign withholding taxes	$ 1,567	$ (377)
Non-cash decrease resulting from the expiration of the statute of limitations on reserves for uncertain tax positions	(1,663)	—
U.S. federal and state income tax expense (benefit)	108	(43)
Non-cash income tax expense recorded resulting from the utilization of previously unbenefitted acquired net operating losses	—	2,010
Income tax expense	$ 12	$1,590

On January 1, 2009 we adopted ASC 805-10, *Business Combinations*, which changed the accounting for the utilization of acquired net operating losses. Prior to the effective date of the standard, the reduction to the valuation allowance in connection with the utilization of unbenefitted acquired net operating losses was recorded as a reduction to goodwill and a corresponding increase to income tax expense. Subsequent to the effective date of the new guidance, the reduction to the valuation allowance in connection with the utilization of previously unbenefitted acquired net operating losses is recorded as a reduction to income tax expense. The effect on income tax expense in 2009 was a reduction of $3.2 million.

In connection with preparing our financial statements, we are required to compute income tax expense in each jurisdiction in which we operate. This process requires us to project our current tax liability and estimate our deferred tax assets and liabilities, including net operating loss and tax credit carryforwards. We also are required to assess the need for a valuation allowance against deferred tax assets. As part of this assessment, we have considered our recent operating results, future taxable income projections, and all prudent and feasible tax planning strategies.

As of December 31, 2009 and 2008, we have recognized a deferred tax asset of $0.9 million and $0.6 million, respectively, in certain foreign jurisdictions that we believe will more likely than not be realized. Our assessment was based upon our cumulative history of earnings before taxes for financial reporting purposes over a three year period in those jurisdictions and an assessment as of December 31, 2009 and 2008 of our expected future results of operations related to our foreign operations.

As of December 31, 2009 and 2008 we maintained a full valuation allowance against our U.S. deferred tax assets. We currently do not believe that we have sustained profitability over an appropriate time period and in amounts that are sufficient to support a conclusion that a valuation allowance is not required. We believe there is significant uncertainty in our future profits due to the growing breadth of our product mix and the effect it can have on the timing of revenue recognition, and the related effect on reported U.S. income. Assuming that, among other factors of positive and negative evidence, we meet our estimates of 2010 forecasted earnings, we may release a portion of our U.S. valuation allowance during the second half of 2010, which is consistent with the timing of our annual forecasting exercise. Additionally, in connection with our January 2010 acquisition of InstantService, during the first quarter of 2010 we will assess the acquired deferred tax assets and liabilities and we may release a portion of our valuation allowance to offset acquired net deferred tax liabilities.

Since January 1, 2007, we have accounted for our uncertain tax positions in accordance with ASC 740-10, *Income Taxes*. At December 31, 2009 and 2008 we reported a net liability of $0.4 million and $1.8 million, respectively. These obligations are detailed in the table below (in thousands):

	December 31,	
	2009	2008
Reserve for uncertain tax positions at January 1	$ 3,673	$ 4,294
Increases for tax positions taken during a prior period	195	—
Decreases for tax positions taken during the current period	—	(39)
Decreases relating to settlements	—	(582)
Decreases resulting from the expiration of the statute of limitations	(3,537)	—
Reserve for uncertain tax positions at December 31	$ 331	$ 3,673
Reserves for uncertain tax positions net against losses	—	(2,838)
Related interest and penalties on uncertain tax positions	114	940
Reported net liability for uncertain tax positions at December 31,	$ 445	$ 1,775

Acquisitions

InstantService Acquisition

On January 8, 2010, we acquired privately held InstantService for a purchase price of approximately $17.0 million. The results of InstantService will be included in our results from the date of the acquisition. The purchase of InstantService augments our optimization service offerings with additional click-to-chat functionality and adds an e-mail management solution. At the date of the acquisition, InstantService had more than 300 customers.

CleverSet Acquisition

On February 5, 2008, we acquired privately held eShopperTools.com, Inc., dba CleverSet ("CleverSet") for a purchase price of approximately $9.4 million, comprised of $9.2 million paid to the shareholders, including the extinguishment of convertible debt, and acquisition costs of $0.2 million. The purchase of CleverSet augmented our Optimization service offerings with CleverSet's automated personalization engines, which present e-commerce visitors with relevant recommendations and information designed to increase conversion rates and order size.

For detailed information about our acquisitions, see Note 5 to the Consolidated Financial Statements contained in Item 8 of this Annual Report on Form 10-K.

Liquidity and Capital Resources

Our capital requirements relate primarily to labor costs, facilities, employee and customer infrastructure, and working capital requirements. Our primary sources of liquidity at December 31, 2009 were our cash, cash equivalents, short and long-term marketable securities of $85.5 million, including $0.8 million of restricted cash used to collateralize letters of credit, and our cash flows from operations.

Cash provided by operating activities was $30.2 million in 2009, a decrease of $3.9 million from the prior year. The primary movements are as follows:

- Net income for 2009 of $16.8 million included non-cash expenses for depreciation and amortization of $9.2 million, stock-based compensation expense of $8.9 million, net of a non-cash tax benefit of $1.9 million. In 2008, net income was $3.8 million, including non-cash expenses for depreciation and amortization of $8.9 million, stock-based compensation expense of $7.9 million, and non-cash tax expense of $2.0 million.
- An increase in accounts receivable outstanding as of December 31, 2009 compared to December 31, 2008 resulted in a decrease in cash flows of $5.7 million in 2009 Accounts receivable increased at December 31,

2009 as a result of significant product license bookings which were invoiced late in the fourth quarter of 2009 with due dates in fiscal 2010.

- Cash inflows due to accrued expenses and accounts payable were $3.0 million in 2009 due to the timing of vendor payments at year end. We will be required to pay cash in future periods for these expenses that were recorded in 2009.
- Deferred revenue declined $1.7 million during 2009, compared to an increase of $7.7 million during 2008. We invoice customers as licenses and services are delivered and collect these invoices under customary business practices. Accordingly, the invoices that generated the deferred revenue balance at December 31, 2009 were subject to our collection process and, to the extent collected, are in our cash flow from operations. The increase in deferred revenue during 2008, and the relative decrease in 2009, was a result of the relatively recent change in our business model that in 2008 resulted in a greater number of our transactions including elements which required deferral of revenue recognition.

Net cash used in investing activities in 2009 was $19.4 million, which included $14.1 million in net purchases of marketable securities. During 2008, we realized net inflows from maturities of marketable securities of $5.5 million. As of December 31, 2009, we held $85.5 million in cash, cash equivalents, and short-term and long-term marketable securities, compared to $61.4 million at December 31, 2008. During 2009, we had $5.3 million of capital expenditures, primarily related to computer equipment and software for the managed application hosting business compared to $7.0 million in 2008. Also during 2008, we had cash outflows of $9.8 million related to acquisitions. In January of 2010, we acquired InstantService for approximately $17.0 million in cash.

Net cash used in financing activities in 2009 was $2.0 million, compared to $6.2 million in 2008. During 2009, financing activities consisted primarily of $4.3 million used for repurchases of our common stock, partially offset by $3.2 million in proceeds from exercised stock options and the employee stock purchase plan. During 2008, financing activities consisted primarily of $8.9 million used for repurchases of our common stock, partially offset by $3.2 million in proceeds from exercised stock options and the employee stock purchase plan.

On October 27, 2009 our Board of Directors authorized a new stock repurchase program providing for the repurchase of up to $25.0 million of our outstanding common stock in the open market or in privately negotiated transactions, at times and prices considered appropriate depending on the prevailing market conditions. This new authorization is in addition to the remaining $3.9 million under our existing $20.0 million repurchase program authorized in April 2007. During the years ended December 31, 2009, 2008, and 2007, we repurchased 1,084,594 shares, 4,618,541 shares, and 986,960 shares of our common stock at a cost of $4.3 million, $8.9 million, and $2.9 million, respectively.

As of December 31, 2009, we held $85.5 million in cash, cash equivalents, and marketable securities, including $0.8 million of restricted cash. This balance was reduced by approximately $17.0 million as a result of our purchase of InstantService on January 8, 2010. We believe that our remaining cash, cash equivalents, and marketable securities, along with other working capital and cash expected to be generated by our operations, will allow us to meet our liquidity requirements over at least the next twelve months and for the foreseeable future. However, our actual cash requirements will depend on many factors, including particularly, overall economic conditions both domestically and abroad. We may find it necessary or advisable to seek additional external funds through public or private securities offerings, strategic alliances or other financing sources. There can be no assurance that if we seek external funding, it will be available on favorable terms, if at all.

We expect 2010 cash flow from operations to be in the range of $37.0 million to $41.0 million. We expect first quarter 2010 cash flow from operations to be in the range of $8.0 million to $10.0 million.

Accounts Receivable and Days Sales Outstanding

Our accounts receivable balance and days sales outstanding for the fourth quarter ended December 31, 2009 and 2008 were as follows:

	Quarter Ended December 31,	
	2009	2008
	(Dollar amounts in thousands)	
Days sales outstanding	75	70
Revenue	$49,663	$45,397
Accounts receivable, net	$41,522	$35,109
Percent of accounts receivable less than 60 days	97%	92%

We evaluate our performance on collections on a quarterly basis. As of December 31, 2009, our days sales outstanding increased from December 31, 2008 primarily due to a $4.5 million increase in unbilled accounts receivable as a result of extended payment terms, as well as timing of product billings and the effect of receiving payments on sales that were made during the current and previous quarters.

Contractual Obligations

On December 31, 2009, our contractual cash obligations, which consist of operating leases and long-term tax obligations, were as follows (in thousands):

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$31,706	$3,416	$7,214	$7,137	$13,939
Long-term tax obligations	445	—	—	—	445
Total contractual obligations	$32,151	$3,416	$7,214	$7,137	$14,384

Recent Accounting Pronouncements

In September 2009, the FASB issued ASU 2009-13, *Multiple Element Arrangements*. ASU 2009-13 addresses the determination of when the individual deliverables included in a multiple arrangement may be treated as separate units of accounting. ASU 2009-13 also modifies the manner in which the transaction consideration is allocated across separately identified deliverables and establishes definitions for determining fair value of elements in an arrangement. This standard must be adopted by us no later than January 1, 2011 with earlier adoption permitted. We are currently evaluating the impact, if any, that this standard update will have on our consolidated financial statements.

In June 2009, the FASB issued ASC 105-10, *Generally Accepted Accounting Principles* ("the Codification"). The Codification will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. ASC 105-10 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in ASC 105-10-5. All other accounting literature not included in the Codification is non-authoritative. The adoption of ASC 105-10 did not have a material impact on our financial condition or results of operations.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 had no impact on our financial condition or results of operations.

In December 2007, the FASB issued ASC 805-10, *Business Combinations*. ASC 805-10 is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. ASC 805-10 provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, ASC 805-10 changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in ASC 420-10, *Exit or Disposal Cost Obligations*, would have to be met at the acquisition date; and (5) in-process research and development charges will no longer be recorded. With the adoption of ASC 805-10 goodwill is no longer reduced when utilizing net operating loss carry forwards for which a full valuation allowance exists. The effect of the adoption of ASC 805-10 on income tax expense in 2009 was a reduction of $3.2 million. The adoption of ASC 805-10 could materially change the accounting for business combinations consummated subsequent to January 1, 2009, including our acquisition of InstantService. Acquisition-related costs related to the January 2010 acquisition of InstantService were not material during 2009.

Item 7A. ***Quantitative and Qualitative Disclosures about Market Risk***

We maintain an investment portfolio consisting mainly of money market funds, corporate obligations and government obligations with a weighted average maturity of less than one year. These available-for-sale securities are subject to interest rate risk. However, a 10% change in interest rates would not have a material impact to the fair values of these securities at December 31, 2009 and 2008 primarily due to their short maturity. There have been no significant changes since December 31, 2009.

The majority of our operations are based in the U.S., and accordingly, the majority of our transactions are denominated in USD. However, we have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of foreign currencies. Our primary foreign currency exposures relate to our short-term intercompany balances with our foreign subsidiaries and accounts receivable valued in the United Kingdom in USD. Our primary foreign subsidiaries have functional currencies denominated in the GBP and Euro, and foreign denominated assets and liabilities are remeasured each reporting period with any exchange gains and losses recorded in our consolidated statements of operations. Based on currency exposures existing at December 31, 2009 and 2008, a 10% movement in foreign exchange rates would not expose us to significant gains or losses in earnings or cash flows. We may use derivative instruments to manage the risk of exchange rate fluctuations. However, at December 31, 2009, we had no outstanding derivative instruments. We do not use derivative instruments for trading or speculative purposes.

Item 8. *Consolidated Financial Statements and Supplementary Data*

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Art Technology Group, Inc.

We have audited the accompanying consolidated balance sheets of Art Technology Group, Inc. (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Art Technology Group, Inc. at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 (w) to the consolidated financial statements, the Company changed its method of accounting for business combinations with the adoption of the guidance originally issued as Statement of Financial Accounting Standards No. 141(R), *Business Combinations* (codified as the Financial Accounting Standards Board ASC Topic 805, *Business Combinations)*, effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Art Technology Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 1, 2010

ART TECHNOLOGY GROUP, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 57,319	$ 47,413
Marketable securities (including restricted cash of $50 and $1,699 at December 31, 2009 and 2008, respectively)	21,775	13,570
Accounts receivable, net of reserves of $1,060 and $1,234 at December 31, 2009 and 2008, respectively)	41,522	35,109
Deferred costs, current	767	924
Deferred tax assets	430	560
Prepaid expenses and other current assets	3,359	3,814
Total current assets	125,172	101,390
Property and equipment, net	9,934	10,098
Deferred costs, less current portion	1,387	1,984
Marketable securities (including restricted cash of $738 and $419 at December 31, 2009 and 2008, respectively)	6,439	419
Deferred tax asset, less current portion	450	—
Other assets	907	1,423
Intangible assets, net	4,064	7,770
Goodwill	65,683	65,683
	$ 214,036	$ 188,767
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 5,720	$ 2,958
Accrued expenses	18,873	18,875
Deferred revenue, current portion	42,640	38,782
Accrued restructuring, current portion	—	146
Total current liabilities	67,233	60,761
Deferred revenue, less current portion	10,356	15,285
Other liabilities	536	1,775
Commitments and contingencies (Notes 7 and 10)	—	—
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized — 10,000,000 shares; issued and outstanding — no shares	—	—
Common stock, $0.01 par value; authorized — 200,000,000 shares; 134,117,921 shares and 131,572,773 shares issued, respectively; and 127,427,826 shares and 125,967,272 shares outstanding, respectively at December 31, 2009 and 2008	1,341	1,316
Additional paid-in capital	326,925	315,730
Accumulated deficit	(175,150)	(191,946)
Treasury stock, at cost (6,690,095 shares and 5,605,501 shares at December 31, 2009 and 2008, respectively)	(16,075)	(11,810)
Accumulated other comprehensive loss	(1,130)	(2,344)
Total stockholders' equity	135,911	110,946
	$ 214,036	$ 188,767

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,		
	2009	2008	2007
Revenue:			
Product licenses	$ 54,370	$ 47,429	$ 30,529
Recurring services	98,535	91,039	76,672
Professional and education services	26,477	26,173	29,859
Total revenue	179,382	164,641	137,060
Cost of Revenue:			
Product licenses	1,818	2,186	2,197
Recurring services	36,786	34,077	24,119
Professional and education services	22,323	25,619	29,223
Total cost of revenue	60,927	61,882	55,539
Gross Profit	118,455	102,759	81,521
Operating Expenses:			
Research and development	30,520	29,329	24,963
Sales and marketing	52,193	49,569	44,397
General and administrative	18,990	19,432	18,211
Restructuring benefit	—	—	(59)
Total operating expenses	101,703	98,330	87,512
Income (loss) from operations	16,752	4,429	(5,991)
Interest and other income, net	56	960	2,237
Income (loss) before provision for income taxes	16,808	5,389	(3,754)
Provision for income taxes	12	1,590	433
Net income (loss)	$ 16,796	$ 3,799	$ (4,187)
Basic and diluted net income (loss) per share	$ 0.13	$ 0.03	$ (0.03)
Basic weighted average common shares outstanding	126,842	128,534	127,528
Diluted weighted average common shares outstanding	133,054	133,916	127,528

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Stockholders' Equity	Comprehensive Income (Loss)
	Number of Shares	Par Value						
Balance, December 31, 2006	127,055,373	1,270	296,291	(191,558)	—	(929)	105,074	—
Exercise of stock options	1,622,028	16	2,031	—	—	—	2,047	—
Issuance of common stock in connection with employee stock purchase plan	410,720	4	897	—	—	—	901	—
Vesting of restricted stock and stock based compensation related to the eStara acquisition	198,646	2	528	—	—	—	530	—
Vesting of restricted stock and stock based compensation issued under the non-employee director plan	6,454	1	231	—	—	—	232	—
Repurchase of common stock	(986,960)	—	—	—	$ (2,902)	—	(2,902)	—
Stock based compensation expense related to employee stock option awards	—	—	5,173	—	—	—	5,173	—
Comprehensive loss:								
Net loss	—	—	—	(4,187)	—	—	(4,187)	$ (4,187)
Foreign currency translation adjustment	—	—	—	—	—	229	229	229
Comprehensive loss	—	—	—	—	—	—	—	$ (3,958)
Balance, December 31, 2007	128,306,261	1,293	305,151	(195,745)	(2,902)	(700)	107,097	
Exercise of stock options	1,393,479	14	2,238	—	—	—	2,252	—
Issuance of common stock in connection with employee stock purchase plan	398,071	4	974	—	—	—	978	—
Vesting of restricted stock and stock based compensation related to the eStara acquisition	14,182	—	31	—	—	—	31	—
Vesting of restricted stock and stock based compensation issued under the non-employee director plan	146,454	1	526	—	—	—	527	—
Repurchase of common stock	(4,618,541)	—	—	—	(8,908)	—	(8,908)	—
Stock based compensation expense related to employee stock option awards	—	—	4,304	—	—	—	4,304	—
Vesting of restricted stock units and stock based compensation	327,366	4	3,035	—	—	—	3,039	—
Tax withholding on restricted stock	—	—	(529)	—	—	—	(529)	—
Comprehensive income:								
Net income	—	—	—	3,799	—	—	3,799	$ 3,799
Foreign currency translation adjustment	—	—	—	—	—	(1,540)	(1,540)	(1,540)
Unrealized loss on available-for-sale securities	—	—	—	—	—	(104)	(104)	(104)
Comprehensive income	—	—	—	—	—	—	—	$ 2,155
Balance, December 31, 2008	125,967,272	$1,316	$315,730	$(191,946)	$(11,810)	$(2,344)	$110,946	
Exercise of stock options	1,257,452	13	2,115	—	—	—	2,128	—
Issuance of common stock in connection with employee stock purchase plan	449,702	4	1,082	—	—	—	1,086	—
Vesting of restricted stock and stock based compensation related to the eStara acquisition	8,724	—	22	—	—	—	22	—
Vesting of restricted stock units and stock based compensation under the non-employee director plan	175,000	2	626	—	—	—	628	—
Repurchase of common stock	(1,084,594)			—	(4,265)	—	(4,265)	—
Stock based compensation expense related to employee stock option awards			3,742	—	—	—	3,742	—
Vesting of restricted stock units and stock based compensation	654,270	6	4,546	—	—	—	4,552	—
Tax withholding on restricted stock			(938)	—	—	—	(938)	—
Comprehensive income:								
Net income	—	—	—	16,796	—	—	16,796	$16,796
Foreign currency translation adjustment	—	—	—	—	—	1,097	1,097	1,097
Unrealized gain on available-for-sale securities	—	—	—	—	—	117	117	117
Comprehensive income	—	—	—	—	—	—	—	$18,010
Balance, December 31, 2009	127,427,826	$1,341	$326,925	$(175,150)	$(16,075)	$(1,130)	$135,911	

The accompanying notes are an integral part of these consolidated financial statements.

ART TECHNOLOGY GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,		
	2009	2008	2007
Cash Flows from Operating Activities:			
Net income (loss)	$ 16,796	$ 3,799	$ (4,187)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,221	8,895	7,862
Stock-based compensation expense	8,944	7,896	5,843
Non-cash tax (benefit) expense	(1,663)	2,009	—
Deferred income taxes	(320)	(560)	—
Net changes in operating assets and liabilities:			
Accounts receivable, net	(5,651)	5,586	(5,584)
Prepaid expense and other assets	1,059	(745)	(657)
Deferred costs	754	219	(3,127)
Accounts payable	2,752	(1,208)	1,012
Accrued expenses and other liabilities	66	1,413	4,118
Deferred revenue	(1,654)	7,713	22,145
Accrued restructuring	(146)	(934)	(1,164)
Net cash provided by operating activities	30,158	34,083	26,261
Cash Flows from Investing Activities:			
Purchases of marketable securities	(34,550)	(19,771)	(21,779)
Maturities of marketable securities	20,445	25,288	17,569
Purchases of property and equipment	(5,288)	(7,010)	(4,840)
Payments for acquisitions, net of cash acquired	—	(9,766)	(829)
Collateralization of letters of credit	—	(2,088)	—
(Increase) decrease in other assets	—	—	(22)
Net cash (used in) investing activities	(19,393)	(13,347)	(9,901)
Cash Flows from Financing Activities:			
Proceeds from the exercise of stock options	2,127	2,252	2,047
Proceeds from employee stock purchase plan	1,086	978	901
Repurchase of common stock	(4,265)	(8,908)	(2,902)
Payment of employee restricted stock tax withholdings	(938)	(529)	—
Payments on capital leases	—	—	(56)
Net cash (used in) provided by financing activities	(1,990)	(6,207)	(10)
Effect of foreign exchange rate changes on cash and cash equivalents	1,131	(1,535)	158
Net increase in cash and cash equivalents	9.906	12,994	16,508
Cash and cash equivalents, beginning of period	47,413	34,419	17,911
Cash and cash equivalents, end of period	$ 57,319	$ 47,413	$ 34,419
Supplemental Disclosure of Cash Flow information:			
Cash paid for interest expense	$ —	$ —	$ —
Cash paid for income taxes	$ 974	$ 520	$ —

The accompanying notes are an integral part of these consolidated financial statements.

(1) Organization, Business and Summary of Significant Accounting Policies

Art Technology Group, Inc. ("ATG" or "the Company") develops and markets a comprehensive suite of e-commerce software products, and provides related services including support and maintenance, education, application hosting, professional services and eStara Optimization service solutions for enhancing online sales and support.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ATG and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to revenue recognition, the allowance for doubtful accounts, useful lives of fixed assets and identifiable intangible assets, deferred costs, software development costs, accrued liabilities, accrued taxes, deferred tax valuation allowances, and assumptions pertaining to share-based payments. Actual results could differ from those estimates.

(c) Revenue Recognition

ATG derives revenue from the following sources: (1) perpetual software licenses, (2) recurring services, which are comprised of support and maintenance services, application hosting services and Optimization services, and (3) professional and education services. ATG sells these product and service offerings individually or more commonly in multiple element arrangements under various arrangements as follows: 1. Sale of Perpetual Software Licenses and Professional and Education Services, 2. Sale of Application Hosting Services, and 3. Sale of Optimization Services.

The Company recognizes revenue in accordance with FASB ASC 985-605, *Software Revenue Recognition*, formerly known as AICPA Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"), or Securities and Exchange Commission Staff Accounting Bulletin No. 104, *Revenue Recognition* ("SAB 104"), applying the provisions of FASB ASC 605-25, *Multiple Element Arrangements,* formerly known as Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables,* depending on the nature of the arrangement.

Revenue is recognized only when persuasive evidence of an arrangement exists, the fee is fixed or determinable, the product or service has been delivered, and collectability of the resulting receivable is probable. ATG makes significant judgments when evaluating if fees are fixed or determinable and in assessing the customer's ability to pay for the products or services provided. This judgment is based on a combination of factors, including the contractual terms of the arrangement, completion of a credit check or financial review, payment history with the customer, and other forms of payment assurance. Upon the completion of these steps and provided all other revenue recognition criteria are met, ATG recognizes revenue consistent with its revenue recognition policies provided below.

ATG's standard payment terms are normally within 90 days. The Company in some circumstances provides extended payment terms, and in certain cases considers amounts payable beyond 90 days but less than 12 months to be fixed or determinable. In such cases, judgment is required in evaluating the creditworthiness of the customer and the likelihood of a concession. Beginning with the first quarter of 2009 the Company determined that it has a sufficient history of successfully collecting, without concessions, accounts receivable involving extended credit terms of up to twelve months granted to a specific class of customer to conclude that the fees under such arrangements may be considered to be both fixed and determinable and probable of collection. Consequently, the fees under such arrangements may be recognized as revenue assuming other criteria for recognition are met. As a result, ATG recognized approximately $5.2 million of revenue during 2009 that previously would have been deferred until the payments became due in future periods. The Company monitors its ability to collect amounts due under the stated contractual terms of such arrangements and to date has not experienced any material concessions to this class of customer. If in the future the Company experiences adverse changes in its ability to collect without concession the amounts due under arrangements involving extended payment terms to this class of customer, it may no longer be able to conclude that such amounts are fixed or determinable and probable of collection, which could adversely affect the Company's revenue in future periods.

1. Sales of Perpetual Software Licenses and Professional and Education Services

ATG licenses software under perpetual license agreements and applies the provisions of ASC 985-605, *Software Revenue Recognition.* In accordance with ASC 985-605, revenue from software license agreements is recognized when the following criteria are met: (1) execution of a legally binding license agreement, (2) delivery of the software, which is generally through electronic license keys for the software, (3) the fee is fixed or determinable, as determined by the Company's payment terms, and free of contingencies or significant uncertainties as to payment, and (4) collection is deemed probable by management based on a credit evaluation of the customer. In addition, under multiple element arrangements, to recognize software license revenue up-front, the Company must have vendor specific objective evidence ("VSOE") of fair value of the undelivered elements in the transaction. Substantially all of the Company's software license arrangements do not include acceptance provisions. However, if conditions for acceptance subsequent to delivery are required, revenue is recognized upon customer acceptance if such acceptance is not deemed to be perfunctory.

In connection with the sale of its software licenses, ATG sells support and maintenance services, which are recognized ratably over the term of the arrangement, typically one year. Under support and maintenance services, customers receive unspecified software product upgrades, maintenance and patch releases during the term, and internet and telephone access to technical support personnel. Support and maintenance is priced as a percent of the net software license fee and is based on the contracted level of support.

Many of the Company's software arrangements also include professional services for consulting implementation services sold separately under separate agreements. Professional services revenue from these arrangements is generally accounted for separately from the software license because the services qualify as a separate element under ASC 985-605, *Software Revenue Recognition.* The more significant factors considered in determining whether professional services revenue should be accounted for separately include the nature of services (i.e. consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments, and impact of milestones or acceptance criteria on the realizability of the software license fee. Professional services revenue under these arrangements is recognized as the services are performed on a time and materials basis using the proportional performance method.

Education revenue, which is recognized as the training is provided to customers, is derived from instructor led training classes either at ATG or onsite at the customer location.

For software arrangements with multiple elements, the Company applies the residual method in accordance with ASC 985-605. The residual method requires that the portion of the total arrangement fee attributable to the undelivered elements be deferred based on its VSOE of fair value and subsequently recognized as the service is delivered. The difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements, which is generally the software license. VSOE of fair value for all elements in an arrangement is based upon the normal pricing for those products and services when sold separately. VSOE of fair value for support and maintenance services is additionally determined by the renewal rate in customer contracts. The Company has established VSOE of fair value for support and maintenance services, professional services, and education. The Company has not established VSOE for its software licenses, application hosting services or Optimization services. In arrangements that do not include application hosting services or Optimization services, product license revenue is generally recognized upon delivery of the software products.

2. Sales of Application Hosting Services

ATG derives revenue from application hosting services either from hosting ATG perpetual software licenses purchased by the customer or by providing the software as a service solution to the customer in an arrangement in which the customer does not have the rights to the software license itself but can use the software for the contracted term. In both situations, ATG recognizes application hosting revenue in accordance with ASC 985-605, *Software Revenue Recognition*, SAB 104, and ASC 605-25, *Multiple Element Arrangements*.

In accordance with ASC 985-605, these arrangements are within the scope of ASC 605-10, *Revenue Recognition*, and the Company therefore applies the provisions of SAB 104 and ASC 605-25, and accounts for the arrangement as a service contract. Pursuant to ASC 605-25, all elements of the arrangement are considered to be one unit of accounting. The elements in these arrangements generally include set-up and implementation services, support and maintenance services, the monthly hosting service and in certain instances a perpetual software license. All fees received up-front under these arrangements, regardless of the nature of the element, are deferred until the application hosting service commences, which is referred to as the "site-delivered" date. Upon site-delivered, the up-front fees are recognized ratably over the hosting period or estimated life of the customer arrangement, whichever is longer. ATG currently estimates the life of the customer arrangement to be four years. In addition, the monthly application hosting service fee is recognized as the application hosting service is provided.

3. Sales of Optimization Services

ATG derives revenue from Optimization services, which are hosted services providing ATG's customers with click-to-call, click-to-chat and recommendations services. Optimization services are site-independent and are not required to be used in conjunction with ATG's software products. These services are a stand-alone independent service solution, which are typically contracted for a one-year term. The Company recognizes revenue on a monthly basis as the services are provided. Fees are generally based on monthly minimums and transaction volumes. In certain instances Optimization services are bundled with ATG software arrangements, which typically include perpetual software licenses, support and maintenance services and professional services for the perpetual software license. The Company does not have VSOE of fair value for Optimization services, as such the up-front fees received under the arrangement regardless of the nature of the element are deferred and recognized ratably over the period of providing the Optimization services, provided that the professional services, if applicable, have commenced.

In certain instances, the Company sells perpetual software licenses with application hosting services and Optimization services. In these situations all elements in the arrangement, for which the Company receives up-front fees, are recognized as revenue ratably over the period of providing the related service or estimated life of the customer arrangement, whichever is longer.

The Company allocates and classifies revenue in its statement of operations based on its evaluation of VSOE of fair value, or a proxy of fair value thereof, available for each applicable element of the transaction: professional services, support and maintenance services, application hosting services, and/or Optimization services. ATG uses the residual method to determine the amount of revenue to allocate to product license revenue. The fee for each element is recognized ratably, and as such, a portion of software license revenue recorded in the statement of operations is from these ratably recognized arrangements.

(d) Deferred Costs

The Company defers direct costs incurred for the set-up and implementation of application hosting services until commencement of the application hosting service, referred to as the "site delivered" date. In addition, for arrangements that require the Company to defer professional services revenue, such as arrangements in which the Company does not have VSOE of fair value for an undelivered element in an arrangement, the Company defers the direct costs incurred prior to delivery of the element related to performing the professional services. Deferred costs are amortized to cost of revenue ratably over the period of recognizing the related revenue under the customer arrangement. Deferred costs include incremental direct third party costs and specific internal direct costs, such as direct salary and benefits, related to the set-up and implementation services and professional services. Total deferred costs were $2.2 million and $2.9 million at December 31, 2009 and 2008, respectively.

(e) *Accounts Receivable and Allowances for Accounts Receivable*

Accounts receivable represents amounts currently due from customers. Accounts receivable also include $1.3 million and $1.2 million of unbilled accounts receivable at December 31, 2009 and 2008, respectively. Unbilled accounts receivable consist of future billings related to transactions with extended payment terms, as well as future billings for professional services performed but not yet invoiced to the customer. Unbilled accounts receivable related to professional services are generally invoiced the following month.

ATG records allowances for accounts receivable based upon a specific review of all outstanding invoices and unbilled accounts receivable, known collection issues and historical experience. ATG also records a provision for estimated sales returns and allowances on professional service fees in the same period the related revenues are recorded as a reduction to revenue. These estimates are based on historical sales returns, analysis of credit memo data and other known factors and are generally recorded as a reduction in revenue.

The following is a rollforward of the Company's allowances:

	Beginning of Period	Additions	Deductions/ Write-Offs	Balance at End of Period
		(In thousands)		
Year Ended December 31, 2007	$ 447	$1,670	$(1,159)	$ 958
Year Ended December 31, 2008	$ 958	$ 677	$ (401)	$1,234
Year Ended December 31, 2009	$1,234	$ 758	$ (932)	$1,060

(f) *Cost of Product License Revenues*

Cost of product license revenues primarily includes salary, benefits, and stock-based compensation for engineering staff and outsourced developers dedicated to the maintenance of products that are in general release, costs of fulfillment, external shipping costs, the amortization of technology acquired through acquisitions and licenses purchased in support of and used in the Company's products and royalties paid to vendors whose technology is incorporated into the Company's products and services.

(g) *Cost of Recurring Services Revenues*

Cost of recurring services revenues primarily includes salary, benefits, and stock-based compensation and other costs for recurring services support staff, costs associated with the hosting centers, third-party contractors, amortization of technology acquired through acquisitions and royalties paid to vendors whose technology is incorporated into recurring service products.

(h) *Cost of Professional and Education Services Revenues*

Cost of professional and education services revenues primarily includes salary, benefits, and stock-based compensation and other costs for professional services and technical support staff, and third-party contractors.

(i) *Net Income (Loss) Per Share*

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding plus the dilutive effect of common stock equivalents using the treasury stock method. Common stock equivalents consist of stock options, restricted stock and restricted stock unit awards. The assumed proceeds under the treasury stock method include the average unrecognized compensation expense of stock options that are in-the-money and restricted stock awards. This results in the "assumed" buyback of additional shares thereby reducing the dilutive impact of stock options and restricted stock awards.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	(In thousands, except per share amounts)		
Net income (loss)	$ 16,796	$ 3,799	$ (4,187)
Weighted average common shares outstanding used in computing basic net income (loss) per share	126,842	128,534	127,528
Dilutive common stock equivalents	6,212	5,382	—
Total weighted average common stock and common stock equivalent shares outstanding used in computing diluted net income (loss) per share	133,054	133,916	127,528
Basic and diluted net income (loss) per share	$ 0.13	$ 0.03	$ (0.03)
Anti-dilutive common stock equivalents	12,078	7,995	16,506

(j) Cash, Cash Equivalents and Marketable Securities

ATG accounts for investments in marketable securities under ASC 320-10, *Investments — Debt and Equity Securities* ("ASC 320-10"). The Company classifies its investments in readily marketable debt and equity securities as "held-to-maturity," "available-for-sale" or "trading" at the time of purchase. Cash equivalents are investments with maturities at the date of acquisition of less than 90 days. Cash, cash equivalents, and marketable securities consist primarily of corporate obligations such as commercial paper and corporate bonds and institutional money market funds. They also include bank certificates of deposit and U.S. Government Treasury securities.

Prior to 2008, the Company classified all of its cash equivalents and marketable securities as held-to-maturity. In the first quarter of 2008, the Company transferred its marketable securities, except for bank certificates of deposit, to available-for-sale in accordance with ASC 320-10 due to having sold certain debt securities prior to their maturity dates in order to finance the acquisition of eShopperTools.com, Inc., dba CleverSet ("CleverSet") CleverSet acquisition. The total transfer was $17.5 million (at amortized cost) of marketable securities with an unrealized loss of $1,000. The Company continues to classify bank certificates of deposit that are used to collateralize letters of credit as held-to-maturity securities, which are carried at amortized cost, as the Company has the positive intent and ability to hold them to maturity. The Company's other readily marketable cash equivalents and marketable securities are classified as available-for-sale. Available-for-sale securities are carried at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss). No securities were classified as trading. The Company classifies its investments as short-term or long-term based on their maturity dates.

Realized gains and losses, as well as interest and dividends on all securities, are included in earnings. No realized gains or losses were recorded during any of the years presented.

The Company periodically evaluates its investments for impairment. When a decline in fair value is deemed to be other-than-temporary, the Company records an impairment loss in the consolidated statement of operations. There were no other-than-temporary impairments of marketable securities in any of the years presented.

Unrealized gains and losses on available-for-sale securities consisted of a gross unrealized gain of $23,000 offset by a gross unrealized loss of $8,000 at December 31, 2009.

At December 31, 2009 and 2008, cash, cash equivalents, and marketable securities consisted of the following:

	December 31,	
	2009	2008
	(In thousands)	
Cash and cash equivalents:		
Cash	$48,044	$42,894
Money market accounts	9,275	4,519
Total cash and cash equivalents	$57,319	$47,413
Marketable securities:		
Maturities within 1 year:		
U.S. Treasury securities	$ 8,166	$ 1,000
Certificates of deposit	4,095	2,744
Commercial paper	2,996	1,597
Corporate debt securities	6,837	8,229
Maturities within 1 to 3 years:		
U.S. Treasury securities	5,009	—
Certificates of deposit	419	419
Corporate debt securities	692	8,229
Total marketable securities	$28,214	$13,989

(k) Fair Value Measurement

As defined in ASC 820-10, *Fair Value Measurements and Disclosures* ("ASC 820-10"), fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820-10 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Other inputs that are observable directly or indirectly, such as quoted prices for similar assets and liabilities or market corroborated inputs.

Level 3: Unobservable inputs are used when little or no market data is available, which requires the Company to develop its own assumptions about how market participants would value the assets or liabilities. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The following table presents the Company's financial assets and liabilities that are carried at fair value, classified according to the three categories described above (in thousands):

	Fair Value Measurements at December 31, 2009			
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$ 9,275	$ —	9,275	—
Short-term available-for-sale securities	18,000	8,166	$ 9,834	—
Long-term available-for-sale securities	5,701	5,009	$ 692	—
Total assets at fair value	$32,976	$13,175	$19,801	—

(l) Restricted Cash

At December 31, 2009, the Company has collateralized $0.8 million in outstanding letters of credit with certificates of deposit. The letters of credit were issued in favor of various landlords to secure obligations under ATG's facility leases expiring through December 2018. The collateral for the letters of credit is reflected on the Company's balance sheet as restricted cash within short-term and long-term marketable securities dependent on the underlying term of the leases.

(m) Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. ATG records depreciation and amortization using the straight-line method. Property and equipment at December 31, 2009 and 2008 consisted of the following:

Asset Classification	Estimated Useful Life	December 31, 2009	December 31, 2008
		(In thousands)	
Computer equipment	3 years	$ 14,801	$11,711
Leasehold improvements	Lesser of useful life or life of lease	2,923	2,618
Furniture and fixtures	5 years	814	686
Computer software	3 years	4,894	3,895
		23,432	18,910
Less — accumulated depreciation and amortization		(13,498)	(8,812)
		$ 9,934	$10,098

Depreciation and amortization expense related to property and equipment was $5.5 million, $4.6 million and $3.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

During 2008, in connection with the Company's annual evaluation of its property and equipment for impairment, the Company identified $2.1 million of fully depreciated assets that were disposed of or no longer in use. As a result, the Company wrote off the cost basis and related accumulated depreciation for these fully depreciated assets with no impact to the statement of operations. No such write-offs were recorded in 2009 or 2007.

ATG reviews the carrying value of its long-lived assets, including intangible assets subject to amortization, for impairment whenever events and circumstances indicate that the carrying value of the assets may not be recoverable. Recoverability of these assets is measured by comparing the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying value. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. There were no impairment charges related to property and equipment in 2009, 2008, and 2007.

(n) Research and Development Expenses for Software Products

The Company accounts for research and development costs for software products that are licensed to its customers in accordance with ASC 730-10, *Accounting for Research and Development Costs,* and ASC 985-20, *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,* which specifies that costs incurred internally to develop computer software products should be charged to expense as incurred until technological feasibility is reached for the product. Once technological feasibility is reached, all software costs should be capitalized until the product is made available for general release to customers. Judgment is required in determining when technological feasibility is established. The Company believes that the time period from reaching technological feasibility until the time of general product release is very short. Costs incurred after technological feasibility is reached are not material, and accordingly, all such costs are charged to research and development expense as incurred.

Costs incurred to develop software applications used in the Company's Optimization services and managed application hosting services are accounted for in accordance with ASC 350-10, *Accounting for Computer Software Developed or Obtained for Internal Use.* Costs capitalized consist of (a) certain external direct costs of materials and services incurred in developing or obtaining internal-use computer software and (b) payroll and payroll-related costs for employees who are directly associated with, and who devote time to, the project. These costs generally consist of internal labor during configuration, coding and testing activities. Research and development costs incurred during the preliminary project stage or costs incurred for data conversion activities, training, maintenance and general and administrative or overhead costs are expensed as incurred. Costs that cannot be separated between maintenance of, and relatively minor upgrades and enhancements to, internal-use software are also expensed as incurred. Capitalization begins when the preliminary project stage is complete, management with the relevant authority authorizes and commits to the funding of the software project, it is probable the project will be completed, the software will be used to perform the functions intended and certain functional and quality standards have been met. The Company evaluates any capitalized costs for impairment whenever conditions or events indicate that the carrying amount of the asset may not be recoverable.

Beginning in 2009 the Company reached the stage of development on certain e-commerce and managed application hosting services projects to begin capitalization of the external direct costs of services and direct internal labor costs incurred. The Company did not record any capitalized costs in 2008 or 2007. In 2009, the Company capitalized $0.6 million in costs, of which $0.1 million were placed in service. These capitalized costs are included in "property and equipment, net" on the consolidated balance sheets. The Company has evaluated these assets and has concluded that as of December 31, 2009 the amounts are not impaired.

(o) Income taxes

ATG accounts for income taxes in accordance with the provisions of ASC 740-10, *Income Taxes.* ASC 740-10 requires companies to recognize deferred tax assets and liabilities based on the differences between financial reporting and tax bases of assets and liabilities. These differences are measured using the enacted tax rates and laws that are expected to be in effect when the temporary differences are expected to reverse. A valuation allowance is established against net deferred tax assets, if based on the weighted available evidence, it is more likely than not that all or a portion of the deferred tax assets will not be realized (see Note 3). On January 1, 2007, the Company adopted ASC 740-10, *Income Taxes*, as it applies to accounting for uncertainty in income taxes, which did not result in an adjustment to its tax contingencies.

(p) Stock-Based Compensation

The Company accounts for share-based payments in accordance with ASC 718-10, *Compensation — Stock Compensation.* As such, all share-based payments to employees, including grants of employee stock options, restricted shares and restricted share units, are recognized in the income statement based on their fair values at the date of grant. On January 1, 2006, ATG adopted ASC 718-10 using the modified prospective transition method as permitted under SFAS 123R. Under this transition method, compensation cost for the years ended December 31, 2009, 2008 and 2007 includes: (a) compensation cost for all share-based payments granted before but not yet vested as of December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123, and (b) compensation cost for all share-based payments granted after December 31, 2005 based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In accordance with the modified prospective method of adoption, results of operations and financial position for prior periods were not restated. See Note 4 for further information relating to stock-based compensation.

(q) Comprehensive Income (Loss)

Accounting guidance requires financial statements to include the reporting of comprehensive income (loss), which includes net income (loss) and certain transactions that have generally been reported in the statement of stockholders' equity. ATG's comprehensive income (loss) consists of net income (loss), foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

The components of accumulated other comprehensive income (loss) are as follows:

	As of December 31,	
	2009	2008
	(In thousands)	
Foreign currency translation adjustment	$(1,145)	$(2,240)
Unrealized gain (loss) on available-for-sale securities	15	(104)
	$(1,130)	$(2,344)

(r) Concentration of Credit Risk

Financial instruments that potentially subject ATG to concentrations of credit risk consist principally of marketable securities and accounts receivable.

The Company sells its products and services to customers in a variety of industries, including consumer retail, financial services, manufacturing, communications and technology, travel, media and entertainment. The Company has credit policies and standards and routinely assesses the financial strength of its customers through continuing credit evaluations. The Company generally does not require collateral or letters of credit from its customers.

At December 31, 2009 and 2008, no customer accounted for more than 10% of accounts receivable. No single customer accounted for more than 10% of total revenues during the years ended December 31, 2009, 2008, and 2007.

(s) Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. During 2008, the Company acquired all of the outstanding shares of common stock of privately held eShopperTools.com, Inc., dba CleverSet ("CleverSet"). As a result of this acquisition, the Company recorded $8.1 million of goodwill.

The Company annually evaluates goodwill for impairment at December 1, and throughout the reporting period whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Because the Company has one reporting segment, it utilizes the entity-wide approach for assessing goodwill for impairment and compares the Company's market value to its net book value to determine if impairment exists. No impairment of goodwill resulted from this evaluation of goodwill in any of the fiscal years presented.

The following table presents the changes in goodwill during 2009 and 2008:

	As of and For The Year Ended December 31, 2009	2008
	(In thousands)	
Balance at beginning of year	$65,683	$59,675
Acquisition of CleverSet	—	8,138
Collection of accounts receivable previously reserved	—	(121)
Release of valuation allowance on deferred tax assets related to NOLs from the Primus acquisition (Note 3)	—	(2,009)
	$65,683	$65,683

See Note 5 for additional information on the Company's acquisitions.

(t) *Intangible Assets*

The Company reviews identified intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The Company evaluates recoverability of these assets by comparing the carrying value of the assets to the undiscounted cash flows estimated to be generated by those assets over their remaining economic life. If the undiscounted cash flows are not sufficient to recover the carrying value of the assets, the assets are considered impaired. The impairment loss is measured by comparing the fair value of the assets to their carrying values. Fair value is determined by either a quoted market price or a value determined by a discounted cash flow technique, whichever is more appropriate under the circumstances involved. No impairment of intangible assets resulted from this evaluation in any of the years presented.

Intangible assets with determinable lives are amortized over their estimated useful lives, based upon the pattern in which the expected benefits will be realized, or on a straight-line basis.

Total intangible assets, which are being amortized, consisted of the following:

	December 31, 2009			December 31, 2008		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Gross Carrying Amount	Accumulated Amortization	Net Book Value
	(In thousands)					
Customer relationships	$11,660	$(10,232)	$1,428	$11,660	$ (8,600)	$3,060
Purchased technology	$ 9,710	$ (7,564)	$2,146	$ 9,710	$ (5,770)	3,940
Trademarks	$ 1,400	$ (910)	$ 490	$ 1,400	$ (630)	770
Total intangible assets	$22,770	$(18,706)	$4,064	$22,770	$(15,000))	$7,770

Amortization expense related to intangible assets was $3.7 million, $4.3 million and $4.9 million for the years ended December 31, 2009, 2008 and 2007, respectively. The remaining amortization expense will be recognized over a weighted average period of approximately 1.4 years. At December 31, 2009, annual amortization expense for intangible assets is expected to be as follows:

	Total
	(In thousands)
2010	$3,032
2011	1,032
Total	$4,064

(u) *Foreign Currency Translation*

The financial statements of the Company's foreign subsidiaries are translated into U.S. dollars. The functional currency of the Company's foreign subsidiaries has generally been determined to be the local currency. ATG translates the assets and liabilities of its foreign subsidiaries at the exchange rates in effect at year-end. Before translation, the Company re-measures foreign currency denominated assets and liabilities into the functional currency of the respective ATG entity, resulting in unrealized gains or losses recorded in interest and other income, net in the accompanying consolidated statements of operations. Revenues and expenses are translated using average exchange rates in effect during the year. Gains and losses from foreign currency translation are recorded to accumulated other comprehensive income (loss) included in stockholders' equity. During the years ended December 31, 2009, 2008, and 2007, the Company recorded net gains (losses) of approximately $(533,000), ($40,000) and $742,000, respectively, from realized foreign currency transactions gains and losses and the re-measurement of foreign currency denominated assets and liabilities.

(v) Subsequent Events

The Company has evaluated all subsequent events through February 1, 2010, the date these financial statements were issued, and determined there are no material recognized or unrecognized subsequent events. Refer to Note 5 for a discussion of the acquisition of InstantService subsequent to December 31, 2009.

(w) Recent Accounting Pronouncements

In September 2009, the FASB issued ASU 2009-13, *Multiple Element Arrangements*. ASU 2009-13 addresses the determination of when the individual deliverables included in a multiple arrangement may be treated as separate units of accounting. ASU 2009-13 also modifies the manner in which the transaction consideration is allocated across separately identified deliverables and establishes definitions for determining fair value of elements in an arrangement. This standard must be adopted by the Company no later than January 1, 2011 with earlier adoption permitted. The Company is currently evaluating the impact, if any, that this standard update will have on its consolidated financial statements.

In June 2009, the FASB issued ASC 105-10, *Generally Accepted Accounting Principles* (the "Codification"). The Codification will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All existing accounting standards are superseded as described in ASC 105-10. All other accounting literature not included in the Codification is non-authoritative. ASC 105-10 is effective for interim and annual periods ending after September 15, 2009. The adoption of ASC 105-10 did not have a material impact on the Company's financial condition or results of operations.

In May 2009, the FASB issued ASC 855-10, *Subsequent Events*. ASC 855-10 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The adoption of ASC 855-10 had no impact on the Company's financial condition or results of operations.

In December 2007, the FASB issued ASC 805-10, *Business Combinations*. ASC 805-10 is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. ASC 805-10 provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, ASC 805-10 changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in ASC 420-10, *Exit or Disposal Cost Obligations*, would have to be met at the acquisition date; and (5) in-process research and development charges will no longer be recorded. With the adoption of ASC 805-10 goodwill is no longer reduced when utilizing net operating loss carry forwards for which a full valuation allowance exists. The effect of the adoption of ASC 805-10 on income tax expense in 2009 was a reduction of $3.2 million. The adoption of ASC 805-10 could materially change the accounting for business combinations consummated subsequent to January 1, 2009, and was effective for the Company's acquisition of InstantService.com, Inc. ("InstantService") in January 2010. Acquisition-related costs related to the acquisition of InstantService were not material during 2009.

(2) Disclosure About Segments of an Enterprise

Operating segments are components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company's chief operating decision-maker is its chief executive officer. ATG views its operations and manages its business as one segment with three product offerings: software licenses, recurring services, and professional and education services. ATG evaluates these product offerings based on their respective revenues and gross margins. As a result, the financial information disclosed in the consolidated financial statements represents the material financial information related to ATG's principal operating segment.

Revenues from foreign sources were approximately $56.3 million, $48.4 million and $43.4 million in 2009, 2008, and 2007, respectively. Revenues from foreign sources were primarily generated from customers located in Europe and the Asia/Pacific region. All of the Company's product sales for the years ended December 31, 2009, 2008, and 2007, were delivered from ATG's headquarters located in the United States.

The following table represents the percentage of total revenues by geographic region from customers for 2009, 2008, and 2007:

	Year Ended December 31,		
	2009	2008	2007
United States	69%	71%	68%
Europe, Middle East, Africa (excluding UK)	14%	15%	16%
United Kingdom (UK)	14%	12%	14%
Other	3%	2%	2%
	100%	100%	100%

(3) Income Taxes

Income (loss) before income taxes consists of the following:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Domestic	$13,355	$3,097	$(7,280)
Foreign	3,453	2,292	3,526
	$16,808	$5,389	$(3,754)

The provision (benefit) for income taxes shown in the accompanying consolidated statements of operations is comprised of the following:

	Years Ended December 31,		
	2009	2008	2007
	(In thousands)		
Federal			
Current	$(161)	$ (102)	$ 9
Deferred	—	2,009	—
State			
Current	269	59	—
Deferred	—	—	—
Foreign			
Current	224	184	424
Deferred	(320)	(560)	—
	$ 12	$1,590	$433

The provision (benefit) for income taxes differs from the federal statutory rate due to the following:

	Years Ended December 31,		
	2009	2008	2007
Federal tax at statutory rate	35.0%	35.0%	(35.0)%
State taxes, net of federal benefit	3.3	4.7	(4.7)
Stock-based compensation	2.2	12.6	2.8
Meals and entertainment	2.6	3.5	3.4
Reversal of previously accrued taxes	(9.9)	—	—
Tax credits	(28.7)	(33.5)	(13.6)
Other, including foreign income and withholding taxes	4.1	(2.6)	1.3
Provision before valuation allowance	8.6	19.7	(45.8)
Increase (use) of fully reserved net operating losses	(8.5)	9.8	57.3
	(0.1)%	29.5%	11.5%

The approximate tax effect of each type of temporary difference and carryforward is as follows:

	December 31,	
	2009	2008
	(In thousands)	
Deferred tax assets:		
Restructuring	$ 5	$ 51
Depreciation and amortization	1,268	980
Deferred revenue	2,026	2,188
Reserves and accruals	627	686
Stock-based compensation	3,934	2,674
Capitalized expenses	9,100	13,112
Federal and state income tax credits	14,785	9,969
Net operating losses	67,840	70,691
Total gross deferred tax assets	99,585	100,351
Valuation allowance	(97,151)	(96,706)
Total deferred tax assets	2,434	3,645
Deferred tax liabilities:		
Intangible assets	(1,554)	(3,085)
Net deferred tax assets	$ 880	$ 560

In connection with preparing its financial statements, the Company is required to compute income tax expense in each jurisdiction in which it operates. This process requires the Company to project its current tax liability and estimate its deferred tax assets and liabilities, including net operating loss and tax credit carryforwards. The Company is also required to assess the need for a valuation allowance against deferred tax assets. As part of this assessment, the Company has considered its recent operating results, future taxable income projections, and all prudent and feasible tax planning strategies.

As of December 31, 2009 and 2008 the Company recognized a deferred tax asset of $0.9 million and $0.6 million, respectively in certain foreign jurisdictions that it believes will more likely than not be realized. The Company's assessment was based upon its cumulative history of earnings before taxes for financial reporting purposes over a three-year period in those jurisdictions and an assessment as of December 31, 2009 and 2008 of its expected future results of operations related to its foreign operations.

As of December 31, 2009 and 2008 the Company maintained a full valuation allowance against its net U.S. deferred tax assets. The Company does not currently believe that it has sustained profitability over an appropriate time period and in amounts that are sufficient to support a conclusion that a valuation allowance is not required. The Company believes there is significant uncertainty in its future profits due to the growing breadth of its product mix and the effect it can have on the timing of revenue recognition, and the related effect on reported U.S. income. Assuming that, among other factors of positive and negative evidence, the Company meets its estimates of 2010 forecasted earnings, it may release a portion of its U.S. valuation allowance during the second half of 2010, which is consistent with the timing of the Company's annual forecasting exercise. Additionally, in connection with the Company's January 2010 acquisition of InstantService, during the first quarter of 2010 the Company will assess the acquired deferred tax assets and liabilities and may release a portion of its valuation allowance to offset acquired net deferred tax liabilities.

The valuation allowance increased overall by $0.4 million primarily as a result of the Company's tax credit carryforward and foreign net operating losses which were previously netted against the Company's reserve for uncertain tax positions. During 2008, $2.0 million of the reversal of the valuation allowance was recorded as a decrease to goodwill as the reduction related to the utilization of Primus pre-acquisition tax assets. The use of the previously unbenefitted acquired net operating losses did not require any payment by the Company and was recorded as income tax expense.

On January 1, 2009 the Company adopted ASC 805-10, *Business Combinations*, which changed the accounting for the utilization of acquired net operating losses. Prior to the effective date of the standard, the reduction to the valuation allowance in connection with the utilization of unbenefitted acquired net operating losses was recorded as a reduction to goodwill and a corresponding increase to income tax expense. Subsequent to the effective date of the standard, the reduction to the valuation allowance in connection with the utilization of unbenefitted acquired net operating losses is recorded as a reduction to the related deferred tax asset and a reduction to the related valuation allowance thereby causing no change in income tax expense. The effect of the adoption of the standard on income tax expense in 2009 was a reduction of $3.2 million.

As of December 31, 2009, the Company had net operating loss carryforwards of approximately $165.0 million for federal income tax purposes, $102.0 million for state income tax purposes, and approximately $14.3 million for non-U.S. income tax purposes. The Company has an additional $37.3 million of federal net operating losses not reflected above, that are attributable to stock option exercises which will be recorded as an increase in additional paid — in capital on the balance sheet once they are "realized" in accordance with ASC 718-10, *Compensation — Stock Compensation*. The Company's federal net operating losses will begin to expire in 2012 and its state net operating losses have already begun expiring. These tax attributes will continue to expire through 2027 if not utilized. The Company's foreign net operating losses can be carried forward indefinitely. The Company also has available federal and state tax credit carryforwards of approximately $10.0 million and $7.4 million respectively. If not utilized, these carryforwards will expire at various dates beginning 2011 through 2027. If substantial changes in the Company's ownership have occurred or should occur, as defined by Section 382 of the U.S. Internal Revenue Code (the "Code"), there could be annual limitations on the amount of carryforwards that can be realized in future periods. The Company has completed several refinancings since its inception and has incurred ownership changes, as defined under the Code, which could have an impact on its ability to utilize these tax credit and operating loss carryforwards.

Since January 1, 2007, the Company has accounted for its uncertain tax positions in accordance with ASC 740-10, *Income Taxes*. The Company recognizes any interest and penalties related to unrecognized tax benefits in income tax expense.

As of December 31, 2009, earnings of non-U.S. subsidiaries considered to be indefinitely reinvested totaled $2.9 million. No provision for U.S. income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. taxes and withholding taxes payable to the various foreign countries. It is not practicable to estimate the amount of additional tax that might be payable on this undistributed foreign income.

During the year ended December 31, 2009, the Company recorded an increase to its gross liability for unrecognized tax benefits of $0.2 million and also recorded a decrease of $3.5 million resulting from the lapse of the applicable statute of limitations in certain tax jurisdictions. The decreases resulted in an income tax benefit of

$1.7 million. The remaining increases and decreases had no net impact on the Company's effective tax rate as they related to various uncertain tax positions in the Company's tax net operating loss carryforward. At December 31, 2009 the Company recorded less than $0.1 million of interest and penalties in its statement of operations and has accrued $0.1 million of potential interest and penalties in its statement of financial position. If the uncertain tax positions are ultimately resolved in the Company's favor, the tax provision in any future periods would be favorably affected by approximately $0.4 million.

A reconciliation of the gross allowance for uncertain tax positions is as follows (in thousands):

	December 31,	
	2009	2008
Balance at January 1	$ 3,673	$4,294
Increases for tax positions taken during a prior period	195	—
Decreases for tax positions taken during the current period	—	(39))
Decreases relating to settlements	—	(582)
Decreases resulting from the expiration of the statute of limitations	(3,537)	—
Balance at December 31	$ 331	$3,673

The Company believes that it is reasonably possible that its gross allowance for uncertain tax positions will decrease by up to $0.1 million over the next twelve month period as a result of the expiration of the statutes of limitations within certain tax jurisdictions.

The Company files income tax returns in the U.S. and various state and foreign jurisdictions. The Company is generally subject to examinations by U.S. federal and state tax authorities from 1992 to the present as the U.S. Company has historically generated federal and state tax losses and tax credits since inception which, if utilized in future periods, may subject some or all periods to examination. The Company is generally subject to examinations by foreign tax authorities from 2002 to the present.

(4) Stock-Based Compensation and Stockholders' Equity

Equity Compensation Plans

The Company grants, or has granted, stock options and other stock and stock-based awards under the following equity compensation plans:

1996 Stock Option Plan

In April 1996, the Company's Board of Directors and stockholders adopted and approved the 1996 Stock Option Plan ("the 1996 Plan"). At December 31, 2009, there were 32,000,000 shares authorized for issuance under the 1996 Plan, as amended. The Board of Directors administers the 1996 Plan and has the authority to designate participants, determine the number and type of awards to be granted, the time at which awards are exercisable, the method of payment and any other terms or conditions of the awards. Options generally vest quarterly over a two to four-year period and expire 10 years from the date of grant. As of December 31, 2009, there were 4,259,930 shares available for future grant under the 1996 Plan.

1999 Outside Director Stock Option Plan

In May 1999, the Board of Directors and stockholders adopted and approved the 1999 Outside Director Stock Option Plan ("Director Plan"). Under the terms of the Director Plan, as amended, non-employee directors of ATG receive nonqualified options to purchase shares of ATG's common stock restricted stock awards, and restricted stock unit awards. The Director Plan terminates December 31, 2013 if it is not otherwise extended. As of December 31, 2009, there were 641,564 shares available for future grant under the Director Plan.

Primus Stock Option Plans

In connection with the acquisition of Primus Knowledge Solutions, Inc. in 2004, ATG assumed certain options issued under the Primus Solutions 1999 Stock Incentive Compensation Plan ("the Primus 1999 Plan") and the

Primus Solutions 1999 Non-Officer Employee Stock Compensation Plan ("Primus 1999 NESC Plan") (together "the Primus Stock Option Plans") subject to the same terms and conditions as set forth in the Primus Stock Option Plans, adjusted to give effect to the conversion under the terms of the merger agreement. All options that ATG assumed pursuant to the Primus Stock Option Plans were fully vested upon the closing of the acquisition and converted into options to acquire ATG common stock. Options granted under the Primus Stock Option Plans typically vested over four years and have a contractual term of ten years. No additional options will be granted under the Primus 1999 NESC Plan.

1999 Employee Stock Purchase Plan

In May 1999, the Board of Directors and stockholders adopted and approved the 1999 Employee Stock Purchase Plan ("the Stock Purchase Plan"). The Stock Purchase Plan, as amended, authorizes the issuance of up to a total of 8,000,000 shares of ATG's common stock to participating employees. All of the Company's employees, including directors who are also employees, are eligible to participate in the Stock Purchase Plan. During each designated quarterly offering period, each eligible employee may deduct between 1% and 10% of base pay to purchase shares of our common stock. The purchase price is 85% of the closing market price of the Company's common stock on either: (1) the first business day of the offering period or (2) the last business day of the offering period, whichever is lower. As of December 31, 2009, there were 1,528,009 shares available for future issuance under the Stock Purchase Plan.

Grant-Date Fair Value

The Company uses the Black-Scholes option pricing model to calculate the grant-date fair value of an award. Information pertaining to stock options granted during the years ended December, 31, 2009, 2008 and 2007 and related assumptions are noted in the following table:

Stock Options	Years Ended December 31, 2009	2008	2007
Options granted (in thousands)	1,526	1,639	1,478
Weighted-average exercise price	$ 3.20	$ 3.63	$ 2.86
Weighted average grant date fair value	$ 2.07	$ 2.46	$ 2.25
Assumptions:			
Expected volatility	68.5%	73.9%	95.3%
Expected term (in years)	6.25	6.25	6.25
Risk-free interest rate	2.51%	3.19%	4.33%
Expected dividend yield	0%	0%	0%

Expected volatility — The Company has determined that the historical volatility of its common stock is the best indicator of the future volatility of its common stock, and therefore uses historical volatility to estimate the grant-date fair value of stock options. Historical volatility is calculated for a period that is commensurate with the stock option's expected term.

Expected term — The Company has been unable to use historical employee exercise and option expiration data to estimate the expected term assumption for the Black-Scholes grant-date fair value calculation. As such, the Company has utilized the safe harbor provision in SEC Staff Accounting Bulletin No. 110 to determine the expected term of its stock options.

Risk-free interest rate — The yield on zero-coupon U.S. Treasury securities with a maturity that is commensurate with the expected term of the option is used as the risk-free interest rate.

Expected dividend yield — The Company's Board of Directors has never declared dividends nor does it expect to issue dividends.

Stock-Based Compensation Expense

The Company uses the straight-line attribution method to recognize stock-based compensation expense for stock options. The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. Expected forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. The Company has applied a forfeiture rate of 9% to all unvested options as of December 31, 2009. This analysis is re-evaluated quarterly and the forfeiture rate is adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest. The Company recorded $8.9 million, $7.9 million and $5.8 million in stock-based compensation expense for the years ended December 31, 2009, 2008, and 2007, respectively.

Stock-Based Compensation Activity

A summary of the activity under the Company's stock option plans as of December 31, 2009 and changes during the year then ended is presented below:

	Number of Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
	(In thousands, except weighted average exercise price and weighted average remaining contractual term in years)			
Outstanding, December 31, 2008	13,424	$2.80		
Granted	1,526	3.20		
Exercised	(1,257)	1.69		
Cancelled	(690)	5.15		
Outstanding, December 31, 2009	13,003	$2.83	5.7	$30,058
Exercisable, December 31, 2009	10,156	$2.72	4.9	$26,487
Options vested or expected to vest at December 31, 2009(1)	12,684	$2.82	5.7	$29,708

(1) In addition to the vested options, the Company expects a portion of the unvested options to vest at some point in the future. Options expected to vest are calculated by applying an estimated forfeiture rate to the unvested options.

During the years ended December 31, 2009, 2008, and 2007, the total intrinsic value of options exercised (i.e. the difference between the market price at exercise and the price paid by the employee to exercise the options) was $2.8 million, $2.3 million, and $3.3 million, respectively. The total amount of cash received from exercise was $2.1 million, $2.3 million, and $2.0 million in 2009, 2008, and 2007, respectively.

A summary of the Company's restricted stock and restricted stock unit ("RSU(s)") award activity as of December 31, 2009 and changes during the year then ended is presented below:

	Restricted Stock and RSU's	Weighted Average Grant Date Fair Value Per Share
	(In thousands, except per share amounts)	
Non-Vested shares outstanding at December 31, 2008	3,763	$3.17
Awards granted	3,169	$2.65
Restrictions lapsed	(1,184)	$3.10
Awards forfeited	(302)	$3.12
Non-Vested shares outstanding at December 31, 2009	5,446	$2.89

In 2007, the Company began granting RSUs to executives, employees and members of the Board of Directors. During the years ended December 31, 2009 and 2008, the Company granted 3.2 million and 2.6 million RSUs, respectively, to employees and members of the Board of Directors. The fair value of the RSUs is based on the market value of ATG's common stock price on the date of grant. Stock-based compensation expense related to RSUs is recognized on a straight-line basis over the requisite service period provided there are no performance-based measures. The Company has applied a forfeiture rate of 18% to its RSUs as of December 31, 2009. The RSUs provide the holder with the right to receive shares of ATG common stock upon vesting.

RSUs granted to employees generally vest over four years. A majority of the RSUs vest based on the lapsing of time. A portion of the RSUs granted to executives are subject to performance criteria. Of the RSUs outstanding at December 31, 2009 1.3 million were performance-based. For the year ended December 31, 2009, the level of the performance measures achieved by the Company was such that the executives will receive 92% of the shares subject to the RSU's granted in 2009, provided that they remain employed by the Company for the remaining service period. The fair value of these performance-based awards is being recognized over the requisite service period under the accelerated method. The performance-based RSUs granted in 2009 and 2008 contain additional provisions which, if achieved, would result in the immediate vesting of the awards. At December 31, 2009, the achievement of these additional provisions is not deemed probable by the Company. As of December 31, 2009, the unrecognized compensation expense related to restricted shares and RSUs is $10.8 million.

Stock compensation expense related to RSUs and restricted stock awards made to employees and non-employee directors was $5.2 million, $3.6 million, and $1.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

During the years ended December 31, 2009, 2008, and 2007, the total fair value of RSUs vested was $3.1 million, $1.6 million, and $0.5 million, respectively.

As of December 31, 2009, there was $15.9 million of total unrecognized compensation cost related to unvested awards of stock options, restricted stock and RSUs. That cost is expected to be recognized over a weighted-average period of approximately 2.0 years.

Shareholder Rights Plan

On September 26, 2001, the Company's Board of Directors adopted a Shareholder Rights Plan ("the Shareholder Rights Plan") pursuant to which preferred stock purchase rights ("Right(s)") were distributed to stockholders as a dividend at the rate of one Right for each share of common stock held of record as of the close of business on October 9, 2001. The Shareholder Rights Plan was adopted to enable the Board of Directors to protect the interests of stockholders in the event of a takeover attempt that is coercive or the Board otherwise considers not to be in the best interests of stockholders. The Shareholder Rights Plan expires in September 2011.

When exercisable, each Right will entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock at an exercise price of $15.00 per Right. Subject to certain exceptions, the Rights will be exercisable after a person or group (except for certain excluded persons) acquires beneficial ownership of 15% or more of the Company outstanding common stock or undertakes a tender or exchange offer which, if consummated, would result in that person or group beneficially owning 15% or more of the Company's outstanding common stock. The Rights will be redeemable by the Board at any time before a person or group acquires 15% or more of the Company's outstanding common stock and under certain other circumstances at a redemption price of $.001 per Right.

(5) Acquisitions

Acquisition of InstantService

On January 8, 2010, the Company acquired all of the outstanding shares of common stock of privately held InstantService for a purchase price of approximately $17.0 million. The results of InstantService will be included in the Company's results from the date of the acquisition. The purchase of InstantService augments the Company's optimization service offerings with additional click-to-chat functionality and adds an e-mail management solution. At the date of the acquisition, InstantService had more than 300 customers.

The Company has determined that the acquisition of Instant Service, Inc. was a non-material business combination under the guidance of ASC Topic 805, *Business Combinations*, formerly known as Statement of Financial Accounting Standards No. 141(R), Business Combinations ("SFAS 141R"). As such, pro forma disclosures are not required and will not be presented within this or future filings. The company is in the process of determining the allocation of purchase price.

Acquisition of CleverSet

On February 5, 2008, the Company acquired all of the outstanding shares of common stock of privately held CleverSet for a purchase price of approximately $9.4 million, comprised of $9.2 million paid to the shareholders, including the extinguishment of convertible debt, and acquisition costs of $0.2 million. The purchase of CleverSet augmented the Company's optimization service offerings with CleverSet's automated personalization engines, which present e-commerce visitors with relevant recommendations and information designed to increase conversion rates and order size.

The consolidated financial statements include the results of CleverSet from the date of acquisition. The following unaudited consolidated pro forma financial information, which assumes the CleverSet acquisition occurred as of January 1, 2007, is presented after giving effect to certain adjustments, primarily amortization of intangible assets. The unaudited consolidated pro forma financial information is not necessarily indicative of the results that would have occurred had the acquisition been in effect for the periods presented or of results that may occur in the future (in thousands, except per share data):

	Year Ended December 31,	
	2008	2007
	(In thousands)	
Pro forma revenue	$164,739	$138,733
Pro forma net income (loss)	3,262	(7,416)
Pro forma net income (loss) per share — basic and diluted	$ 0.02	$ (0.06)

(6) Commitments and Contingencies

Leases

ATG has offices, primarily for sales and support personnel, in seven domestic locations as well as four foreign countries. At December 31, 2009, ATG's bank had issued $0.8 million of letters of credit in favor of various landlords to secure obligations under its leases, which expire through 2010. In addition, the Company has operating leases related to equipment, some of which include purchase options at the end of the lease term.

The future minimum payments under operating leases as of December 31, 2009, were as follows (in thousands):

2010	$ 3,416
2011	3,687
2012	3,527
2013	3,594
2014	3,543
Thereafter	13,939
Total future minimum lease payments	$31,706

The Company recorded rent expense of $3.5 million, $4.4 million and $3.4 million and for the years ended December 31, 2009, 2008 and 2007, respectively

Indemnifications

The Company in general agrees to indemnification provisions in its software license agreements and real estate leases in the ordinary course of its business.

With respect to software license agreements, these indemnifications generally include provisions indemnifying the customer against losses, expenses, and liabilities from damages that may be awarded against the customer in the event the Company's software is found to infringe upon the intellectual property rights of others. The software license agreements generally limit the scope of and remedies for such indemnification obligations in a variety of industry-standard respects. The Company relies on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect its intellectual property rights. The Company believes such laws and practices, along with its internal development processes and other policies and practices, limit its exposure related to the indemnification provisions of the software license agreements. However, in recent years there has been significant litigation in the United States involving patents and other intellectual property rights. Companies providing Internet-related products and services are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights, particularly patent rights. From time to time, the Company's customers have been subject to third party patent claims, and the Company has agreed to indemnify these customers from claims to the extent the claims relate to the Company's products.

With respect to real estate lease agreements or settlement agreements with landlords, these indemnifications typically apply to claims asserted against the landlord relating to personal injury and property damage at the leased premises or to certain breaches of the Company's contractual obligations or representations and warranties included in the settlement agreements.

These indemnification provisions generally survive the termination of the respective agreements, although the provision generally has the most relevance during the contract term and for a short period of time thereafter. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited. The Company has purchased insurance that reduces its monetary exposure for landlord indemnifications, and the Company has not recorded any claims or paid out any amounts related to indemnification provisions in its real estate lease agreements.

(7) Employee Benefit Plan

The Company sponsors employee benefits plans covering substantially all employees. The employee benefit plans allow eligible employees to make salary-deferred contributions subject to certain U.S. Internal Revenue Service limitations and similar legislation in foreign jurisdictions where the Company has employees. The Company may contribute to the employee benefit plans at its discretion. The Company contributed $1.4 million in 2009, $1.1 million in 2008, and $1.0 million in 2007 as matching payments under the plan.

(8) Accrued Expenses

Accrued expenses at December 31, 2009 and 2008 consisted of the following:

	2009	2008
	(In thousands)	
Compensation and benefits	$ 9,966	$ 8,358
Income taxes	707	209
Outside contractor and professional fees	4,229	3,391
VAT and sales and use taxes	2,463	3,298
Other	1,508	3,619
	$18,873	$18,875

(9) Litigation

In December 2001, a purported class action complaint was filed against the Company's wholly owned subsidiary Primus Knowledge Solutions, Inc., two former officers of Primus and the underwriters of Primus' 1999 initial public offering. The complaints are similar and allege violations of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, primarily based on the allegation that the underwriters received undisclosed compensation in connection with Primus' initial public offering. The litigation has been coordinated in the United States District Court for the Southern District of New York with claims against approximately 300 other companies that had initial public offerings during the same general time period. The parties have reached a global settlement of the litigation under which insurance will pay the full amount of the settlement share allocated to Primus, and Primus bears no financial liability. In October 2009, the Court issued an order granting final approval of the settlement. Certain objectors are appealing the final order. While the Company cannot predict the outcome of the litigation, it does not expect any material adverse impact to its business, or the results of its operations, from this matter.

The Company's industry is characterized by the existence of a large number of patents, trademarks and copyrights, and by increasingly frequent litigation based on allegations of infringement or other violations of intellectual property rights. Some of the Company's competitors in the e-commerce software and services market have filed or may file patent applications covering aspects of their technology that they may claim the Company's technology infringes. Such competitors could make claims of infringement against the Company with respect to the Company's products and technology. Additionally, third parties who are not actively engaged in providing e-commerce products or services but who hold or acquire patents upon which they may allege the Company's current or future products or services infringe may make claims of infringement against the Company or the Company's customers. The Company's agreements with its customers typically require it to indemnify them against claims of intellectual property infringement resulting from their use of the Company's products and services. The Company periodically receives notices from customers regarding patent license inquiries they have received which may or may not implicate the Company's indemnity obligations, and certain of its customers are currently parties to litigation in which it is alleged that the patent rights of others are infringed by the Company's products or services. Any litigation over intellectual property rights, whether brought by the Company or by others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which the Company or its customers are accused of infringement might cause product shipment or service delivery delays, require the Company to develop alternative technology or require the Company to enter into royalty or license agreements, which might not be available on acceptable terms, or at all. ATG could incur substantial costs in prosecuting or defending any intellectual property litigation. These claims, whether meritorious or not, could be time consuming, result in costly litigation, require expensive changes in the Company's methods of doing business or could require the Company to enter into costly royalty or licensing agreements, if available. As a result, these claims could harm the Company's business.

The ultimate outcome of any litigation is uncertain, and either unfavorable or favorable outcomes could have a material negative impact on the Company's financial position, results of operations, consolidated balance sheets and cash flows, due to defense costs, diversion of management resources and other factors.

(10) Share Repurchase Program

On October 27, 2009 the Company's Board of Directors authorized a new stock repurchase program providing for the repurchase of up to $25.0 million of its outstanding common stock in the open market or in privately negotiated transactions, at times and prices considered appropriate depending on the prevailing market conditions. This new authorization is in addition to the remaining $3.9 million under the Company's existing $20.0 million repurchase program authorized in April of 2007. During the years ended December 31, 2009, 2008, and 2007, the Company repurchased 1,084,594 shares, 4,618,541 shares and 986,960 shares of its common stock at a cost of $4.3 million, $8.9 million, and $2.9 million, respectively. For the life of the stock repurchase program through December 31,2009, the Company has repurchased 6,690,095 shares of its common stock at a cost of $16.1 million.

(11) Quarterly Results of Operations (Unaudited)

The following table presents a condensed summary of quarterly results of operations for the years ended December 31, 2009 and 2008:

	Quarter Ended			
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009
	(In thousands, except per share amounts)			
Total revenues	$41,911	$44,427	$43,381	$49,663
Gross profit	27,322	29,743	27,560	33,830
Net income	2,974	4,620	3,963	5,239
Basic and diluted net income per share	$ 0.02	$ 0.04	$ 0.03	$ 0.04

	Quarter Ended			
	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008
	(In thousands, except per share amounts)			
Total revenues	$36,530	$41,920	$40,794	$45,397
Gross profit	21,623	25,665	25,251	30,220
Net income (loss)	(842)	348	786	3,507
Basic and diluted net income (loss) per share	$ (0.01)	$ 0.00	$ 0.01	$ 0.03

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

1. Management's Report on Disclosure Controls and Procedures

As of December 31, 2009, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission and that such information is accumulated and communicated to our management (including our Chief Executive Officer and Chief Financial Officer) to allow timely decisions regarding required disclosures. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective.

2. Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of our principal executive and principal financial officers and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or the COSO Framework. Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, management has concluded that our internal control over financial reporting is effective as of December 31, 2009 based on those criteria.

Ernst & Young LLP, our independent registered public accounting firm, has issued its report on the effectiveness of our internal control over financial reporting as of December 31, 2009. This report appears below.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Art Technology Group, Inc.

We have audited Art Technology Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Art Technology Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Art Technology Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Art Technology Group, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2009 of Art Technology Group, Inc. and our report dated February 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 1, 2010

3. Changes in internal control over financial reporting.

There have been no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other information*

Not applicable

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required under this Item is incorporated herein by reference to our definitive proxy statement for our 2010 annual meeting of stockholders, to be filed with the Securities and Exchange Commission (SEC) not later than April 30, 2010 (the "Definitive Proxy Statement"), including under the headings "Election of Class II Directors," "Background Information About Directors Continuing in Office." "Information About Executive Officers," "Compliance with Section 16(a) of The Exchange Act" and "Corporate Governance."

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Business Conduct and Ethics is posted on our website at http://www.atg.com/about-atg/investors/corporate-governance/conduct.

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics by posting such information on our website, at the address and location specified above and, to the extent required by the listing standards of The NASDAQ Stock Market, by filing a Current Report on Form 8-K with the SEC, disclosing such information.

Item 11. *Executive Compensation*

The information required under this Item is incorporated herein by reference to our Definitive Proxy Statement, including under the headings "Executive Compensation," "Director Compensation," "Compensation Committee Interlocks and Insider Participation," and "Compensation Committee Report."

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required under this Item is incorporated herein by reference to our Definitive Proxy Statement, including under the headings "Information About Stock Ownership" and "Securities Authorized for Issuance under Equity Compensation Plans."

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information, if any, required under this Item is incorporated herein by reference to our Definitive Proxy Statement, including under the headings "Related Party Transactions" and "Corporate Governance."

Item 14. *Principal Accountant Fees and Services*

The information required under this Item is incorporated herein by reference to our Definitive Proxy Statement, including under the caption "Principal Accountant Fees and Services."

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) *Financial Statements*

The following are included in Item 8:

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2009 and 2008
- Consolidated Statements of Operations for the years ended December 31, 2009, 2008, and 2007
- Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2009, 2008, and 2007
- Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008, and 2007
- Notes to Consolidated Financial Statements

(a) (2) *Financial Statement Schedule*

The information required by Schedule II, Valuation and Qualifying Accounts, is contained in Item 8 in the Notes to the Consolidated Financial Statements. All other schedules have been omitted since the required information is not present, or not present in amounts sufficient to require submission of the schedule or because information required is included in the consolidated financial statements or the notes thereto.

(a) (3) *Exhibits*

Documents listed below, except for documents followed by references to other filings, are being filed as exhibits. Documents followed by references to other filings are not being filed herewith and, pursuant to Rule 12b-32 of the General Rules and Regulations promulgated by the SEC under the Securities Exchange Act of 1934 (the "Act"), reference is made to such documents as previously filed as exhibits with the SEC. Our file number under the Act is 000-26679.

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Amended and Restated Certificate of Incorporation		S-8	June 12, 2003	4.1
3.2	Amended and Restated By-Laws of Art Technology Group, Inc. (as further amended and adopted April 17, 2008)		8-K	April 23, 2008	3.1
4.1	Rights Agreement dated September 26, 2001 with EquiServe Trust Company, N.A. (SEC file no. 000-26679)		8-K	October 2, 2001	4.1
10.1*	Amended and Restated 1996 Stock Option Plan (including forms of agreements)		10-K	March 2, 2009	10.1
10.2*	Form of Restricted Stock Unit Agreement with Performance-Based Vesting		8-K	March 30, 2009	99.2
10.3*	Form of Restricted Stock Unit Agreement with Time-Based Vesting		8-K	March 30, 2009	99.2
10.4*	Amended and Restated 1999 Outside Director Stock Option Plan (including forms of agreements)		10-Q	August 7, 2007	10.2
10.5*	1999 Employee Stock Purchase Plan		S-8	November 2, 2009	4.5
10.6	Primus 1999 Non-Officer Stock Option Plan		10-K	March 16, 2005	10.4
10.7	Primus 1999 Stock Incentive Compensation Plan, as amended		8-K	April 25, 2007	99.3

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.8*	General Change-in-Control Policy for Employees		10-Q	November 9, 2004	10.21
10.9*	Amended and Restated Employment Agreement dated April 14, 2008 with Robert Burke		10-Q	May 12, 2008	10.3
10.10*	Offer letter with Julie M.B. Bradley dated July 6, 2005		10-Q	November 8, 2005	10.9
10.11	Offer letter with Andrew Reynolds dated July 23, 2007		10-K	March 17, 2008	10.10
10.12*	Offer letter with Nina P. McIntyre dated January 27, 2009		10-K	March 2, 2009	10.10
10.13*	Form of Change in Control Agreement by and among Art Technology Group, Inc. and Executive Management Team Members, dated April 14, 2008		10-Q	May 12, 2008	10.4
10.14*	2009 Executive Management Compensation Plan		8-K	March 30, 2009	99.1
10.15	Amended and Restated Non-Employee Director Compensation Plan, as amended on September 16, 2008		10-Q	November 7, 2008	10.1
10.16	Lease agreement dated May 6, 2006 with RREEF America REIT II Corp. PPP		10-Q	May 10, 2006	10.33
10.17	Second Amendment to Lease dated December 18, 2009 with RREEF America REIT II Corp PPP		8-K	December 23, 2009	10.1
21.1	Subsidiaries	X			
23.1	Consent of Ernst & Young LLP	X			
31.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14 and 15d-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Principal Financial and Accounting Officer Pursuant to Exchange Act Rules 13a-14 and 15d-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101††	The following materials from Art Technology Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.				

* Management contract or compensatory plan.

†† Furnished herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, as of February 1, 2010.

ART TECHNOLOGY GROUP, INC.
(Registrant)

By: /s/ ROBERT D. BURKE
Robert D. Burke
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities as of February 1, 2010.

Name	Title
/s/ ROBERT D. BURKE Robert D. Burke	Chief Executive Officer and President *(Principal Executive Officer)*
/s/ JULIE M.B. BRADLEY Julie M.B. Bradley	Senior Vice President and Chief Financial Officer *(Principal Financial and Accounting Officer)*
/s/ MICHAEL A. BROCHU Michael A. Brochu	Director
/s/ DAVID B. ELSBREE David B. Elsbree	Director
/s/ JOHN R. HELD John R. Held	Director
/s/ ILENE H. LANG Ilene H. Lang	Director
/s/ MARY E. MAKELA Mary E. Makela	Director
/s/ DANIEL C. REGIS Daniel C. Regis	Chairman of the Board
/s/ PHYLLIS S. SWERSKY Phyllis S. Swersky	Director

EXHIBIT INDEX

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Amended and Restated Certificate of Incorporation		S-8	June 12, 2003	4.1
3.2	Amended and Restated By-Laws of Art Technology Group, Inc. (as further amended and adopted April 17, 2008)		8-K	April 23, 2008	3.1
4.1	Rights Agreement dated September 26, 2001 with EquiServe Trust Company, N.A. (SEC file no. 000-26679)		8-K	October 2, 2001	4.1
10.1*	Amended and Restated 1996 Stock Option Plan (including forms of agreements)		10-K	March 2, 2009	10.1
10.2*	Form of Restricted Stock Unit Agreement with Performance-Based Vesting		8-K	March 30, 2009	99.2
10.3*	Form of Restricted Stock Unit Agreement with Time-Based Vesting		8-K	March 30, 2009	99.2
10.4*	Amended and Restated 1999 Outside Director Stock Option Plan (including forms of agreements)		10-Q	August 7, 2007	10.2
10.5*	1999 Employee Stock Purchase Plan		S-8	November 2, 2009	4.5
10.6	Primus 1999 Non-Officer Stock Option Plan		10-K	March 16, 2005	10.4
10.7	Primus 1999 Stock Incentive Compensation Plan, as amended		8-K	April 25, 2007	99.3
10.8*	General Change-in-Control Policy for Employees		10-Q	November 9, 2004	10.21
10.9*	Amended and Restated Employment Agreement dated April 14, 2008 with Robert Burke		10-Q	May 12, 2008	10.3
10.10*	Offer letter with Julie M.B. Bradley dated July 6, 2005		10-Q	November 8, 2005	10.9
10.11	Offer letter with Andrew Reynolds dated July 23, 2007		10-K	March 17, 2008	10.10
10.12*	Offer letter with Nina P. McIntyre dated January 27, 2009		10-K	March 2, 2009	10.10
10.13*	Form of Change in Control Agreement by and among Art Technology Group, Inc. and Executive Management Team Members, dated April 14, 2008		10-Q	May 12, 2008	10.4
10.14*	2009 Executive Management Compensation Plan		8-K	March 30, 2009	99.1
10.15	Amended and Restated Non-Employee Director Compensation Plan, as amended on September 16, 2008		10-Q	November 7, 2008	10.1
10.16	Lease agreement dated May 6, 2006 with RREEF America REIT II Corp. PPP		10-Q	May 10, 2006	10.33
10.17	Second Amendment to Lease dated December 18, 2009 with RREEF America REIT II Corp PPP		8-K	December 23, 2009	10.1
21.1	Subsidiaries	X			
23.1	Consent of Ernst & Young LLP	X			
31.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14 and 15d-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			
31.2	Certification of Principal Financial and Accounting Officer Pursuant to Exchange Act Rules 13a-14 and 15d-14, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X			

Exhibit No.	Description	Filed with This Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
32.2	Certification of the Principal Financial and Accounting Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X			
101††	The following materials from Art Technology Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss), (iv) the Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text.				

* Management contract or compensatory plan.

†† Furnished herewith


atg

Notice of 2010 Annual Meeting and Proxy Statement

ART TECHNOLOGY GROUP, INC.
ONE MAIN STREET
CAMBRIDGE, MASSACHUSETTS 02142

Dear Stockholder:

I am pleased to invite you to attend the 2010 Annual Meeting of Stockholders of Art Technology Group, Inc. on May 24, 2010. We will hold the meeting at 10:00 a.m., Eastern time, at the Le Méridien Cambridge-MIT located at 20 Sidney Street, Cambridge, Massachusetts, 02139. Annual meetings play an important role in maintaining communications and understanding among our management, Board of Directors and stockholders, and I hope that you will be able to join us.

The Securities and Exchange Commission rules allows us to furnish our proxy materials over the Internet. We elected to deliver our proxy materials to the majority of our stockholders over the Internet, which allows us to provide stockholders with the necessary information, while also lowering cost of delivery and conserving natural resources. **On or about April 14, 2010, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2010 proxy statement and our 2009 Annual Report to Stockholders. The Notice provides instructions on how to vote online and, if preferred, instructions on how to receive a printed copy of our proxy statement by mail.**

If you were a stockholder of record as of the close of business on March 31, 2010, the record date for voting at the meeting, you may vote on the matters considered at the meeting. If you are voting over the Internet, please follow the instructions contained in the Notice. If you received printed copies of our 2010 proxy statement and our 2009 Annual Report to Stockholders, simply mark, sign and date your proxy card, and then mail the completed proxy card to our transfer agent, Computershare Trust Company, N.A., in the enclosed postage-paid envelope. You may also submit your proxy by telephone as described on the proxy card. You may attend the meeting and vote in person even if you have sent in a proxy card or submitted your proxy electronically.

If your shares are held in "street name," that is, in the name of a bank, broker or other holder of record, you will receive instructions from the holder of record that you must follow in order for your shares to be voted.

Sincerely yours,



Robert D. Burke
Chief Executive Officer and President

THE ABILITY TO HAVE YOUR VOTE COUNTED AT THE MEETING IS AN IMPORTANT STOCKHOLDER RIGHT, AND I HOPE YOU WILL CAST YOUR VOTE IN PERSON OR BY PROXY REGARDLESS OF THE NUMBER OF SHARES YOU HOLD.

ART TECHNOLOGY GROUP, INC.
One Main Street
Cambridge, Massachusetts 02142

Notice of 2010 Annual Meeting of Stockholders

You are cordially invited to attend the Annual Meeting of the Stockholders of Art Technology Group, Inc.

Time and Date.........	10:00 a.m., Eastern time, on May 24, 2010
Place................	Le Méridien Cambridge-MIT 20 Sidney Street Cambridge, Massachusetts, 02139
Items of Business	At the meeting, we will ask you and our other stockholders to: (1) Elect David B. Elsbree, Ilene H. Lang, and Daniel C. Regis as Class II directors to serve until the 2013 Annual Meeting or until their successors are elected and qualified. (2) Approve the amendment and restatement of our Amended and Restated 1996 Stock Option Plan (the "1996 Plan") to increase the number of shares issuable under the 1996 Plan by fourteen million (14,000,000) shares; increase the ratio at which full value awards, as compared with stock option awards, are counted against the number of shares issuable under the plan; and extend the term of the plan to December 31, 2019. (3) Ratify the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010. (4) Transact any other business properly presented at the meeting.
Record Date	You may vote if you were a stockholder of record at the close of business on March 31, 2010.
Proxy Voting	It is important that your shares be represented and voted at the meeting. Whether or not you plan to attend the meeting, please follow the instructions contained in the Notice of Internet Availability of Proxy Materials to vote on the Internet; or, if you received printed copies of our 2010 proxy statement, please mark, sign, date and promptly mail your proxy card to our transfer agent, Computershare Trust Company, N.A., in the enclosed postage-paid envelope. Alternatively, you may submit your proxy by telephone by following the directions on the Notice of Internet Availability of Proxy Materials. You may revoke your proxy at any time before its exercise at the meeting. You may revoke electronic votes by using the same method as your original vote and making any changes you deem necessary.

By Order of the Board of Directors,



Julie M.B. Bradley
Secretary

Cambridge, Massachusetts
April 14, 2010

PROXY STATEMENT
for the
ART TECHNOLOGY GROUP, INC.
2010 ANNUAL MEETING OF STOCKHOLDERS

TABLE OF CONTENTS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 24, 2010

Pursuant to Rule 14a-16, these proxy materials and our 2009 Annual Report to Stockholders are being made available to stockholders on or about April 14, 2010 at the following URL: http://www.atg.com/proxy.

INFORMATION ABOUT THE MEETING

This Proxy Statement

These proxy materials, including this proxy statement, proxy card and our 2009 Annual Report to Stockholders, are being made available to you, or distributed, on or about April 14, 2010.

On or about April 14, 2010, we expect to mail to our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access our 2010 proxy statement and our 2009 Annual Report on Form 10-K for the year ended December 31, 2009. The Notice provides instructions on how to vote online and, if preferred, instructions on how to receive a printed copy of our proxy statement by mail.

This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before our 2010 Annual Meeting of Stockholders. Our Board of Directors is soliciting your proxy to vote at our 2010 Annual Meeting of Stockholders or any adjournment or postponement of the meeting. The meeting will be held at 10:00 a.m., Eastern time, on Monday, May 24, 2010, at the Le Méridien Cambridge-MIT located at 20 Sidney Street in Cambridge, Massachusetts.

- THIS PROXY STATEMENT summarizes information about the proposals to be considered at the meeting and other information you may find useful in determining how to vote.

- THE PROXY CARD is the means by which you actually authorize another person to vote your shares in accordance with the instructions.

Our directors, officers and employees may solicit proxies in person or by telephone, mail, electronic mail, the Internet, facsimile or telegram. We will pay the expenses of soliciting proxies, although we will not pay additional compensation to these individuals for soliciting proxies. We will request that banks, brokers and other nominees holding shares for a beneficial owner forward copies of the proxy materials to those beneficial owners and to request instructions for voting those shares. We will reimburse these banks, brokers and other nominees for their related reasonable expenses.

Who May Vote

Holders of record of our Common Stock at the close of business on March 31, 2010 are entitled to one vote per share on each matter properly brought before the meeting. The proxy card states the number of shares you are entitled to vote.

A list of stockholders entitled to vote will be available at the meeting. In addition, you may contact our Secretary at Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts, 02142, or by phone 617-386-1000, to make arrangements to review a copy of the stockholder list at our offices before the meeting, between the hours of 8:30 a.m. and 5:30 p.m., Eastern time, on any business day from May 10, 2010 up to the time of the meeting.

How to Vote

You may vote your shares at the meeting in person or by proxy:

- *Stockholder of record: Shares registered in your name.* If you are a stockholder of record, that is, your shares are registered in your own name, not in "street name" by a bank or brokerage firm, then you can vote in any one of the following three ways:

  1. You may vote over the Internet or by Telephone. If you have Internet or telephone access, you may submit your proxy by following the instructions provided in the Notice, or if you received a printed version of the proxy materials by mail, by following the instructions provided with your proxy materials and on your proxy card.

  2. You may vote by mail. If you received printed proxy materials, you may submit your proxy by mail by signing your proxy card if your shares are registered or, for shares held beneficially in street name, by following the voting instructions included by your stockbroker, trustee or nominee, and mailing it in the enclosed envelope to our transfer agent, Computershare Trust Company, N.A. The persons named in the proxy card will vote the shares you own in accordance with your instructions on the proxy card you mail. If you return the proxy card but do not give any instructions on one or more of the matters described in this proxy statement, then the persons named in the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. Our Board of Directors recommends that you vote ***FOR*** each of the nominees listed in Proposal One and that you vote ***FOR*** Proposals Two and Three.

  3. You may vote in person. If you received printed proxy materials and if you attend the meeting, then you may vote by delivering your completed proxy card in person or by completing a ballot, which will be made available at the meeting.

- *Beneficial owner: Shares held in "street name."* If the shares you own are held in "street name" by a bank or brokerage firm, then your bank or brokerage firm, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your bank or brokerage firm provides to you. Many banks and brokerage firms also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank or brokerage firm on your voting instruction form. Under the rules that govern banks and brokerage firms, if you do not give instructions to your bank or brokerage firm, it will still be able to vote your shares with respect to certain "discretionary" items, but will not be allowed to vote your shares with respect to certain "non-discretionary" items. In the case of non-discretionary items, the shares will be treated as "broker non-votes." *"Broker non-votes"* are shares that are held in "street name" by a bank or brokerage firm that indicates on its proxy that it does not have discretionary authority to vote on a particular matter. **Beginning this year, the election of directors, as set forth in Proposal One, is a "non-discretionary" item. If you do not instruct your broker how to vote with respect to this item, your broker will not vote with respect to this proposal and those votes will be counted as "broker non-votes."**

If you wish to come to the meeting to personally vote your shares held in "street name," then you will need to obtain a proxy card from the holder of record of your shares (*i.e.*, your bank or brokerage firm).

Even if you complete and return a proxy card or submit your proxy electronically, you may revoke it at any time before it is exercised by taking one of the following actions:

- send written notice to our Secretary at our address, which you can find at the top of the first page of this proxy statement;
- send us another signed proxy with a later date;
- log on to the Internet the same way you did originally and change your votes;
- call the telephone number listed on the proxy card; or
- attend the meeting, notify our Secretary that you are present, and then vote by ballot.

Quorum Required to Transact Business

At the close of business on March 31, 2010, 156,785,069 shares of our Common Stock were outstanding. Our by-laws require that a majority of the shares of our Common Stock outstanding on that date be represented, in person or by proxy, at the meeting in order to constitute the quorum we need to transact business. We will count abstentions and broker non-votes, described above, in determining whether a quorum exists.

Votes Required for Each Proposal

Proposal One: Election of Class II Directors. The nominees receiving the greatest number of votes cast will be elected as directors. **As discussed above, starting this year, your broker cannot vote without your instruction with respect to this proposal.** Abstentions and broker non-votes will not be included in calculating the number of votes cast for the election of directors and, if a quorum is present at the meeting, will have no effect on the outcome of the election.

Proposal Two: Amendment and Restatement of our Amended and Restated 1996 Stock Option Plan. The affirmative vote of the holders of a majority of the stock present or represented and voting on the matter is necessary to approve the amendment and restatement of our Amended and Restated 1996 Stock Option Plan. Abstentions and broker non-votes will not be included in calculating the number of shares voting on this proposal, and, if a quorum is present at the meeting, will have no effect on the outcome of the proposal.

Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm. The affirmative vote of the holders of a majority of the stock present or represented and voting on the matter is necessary to ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2010. Abstentions and broker non-votes will not be included in calculating the number of shares voting on this proposal and, if a quorum is present at the meeting, will have no effect on the outcome of the proposal.

DISCUSSION OF PROPOSALS

Proposal One: Election of Class II Directors

The first proposal on the agenda for the meeting is the election of three Class II directors for a three-year term beginning at the meeting and ending at our 2013 Annual Meeting of Stockholders or until their successors are elected and qualified.

The following paragraphs provide information as of the date of this proxy statement about each nominee. The information presented includes information each director has given us about his or her age, all positions he or she holds, his or her principal occupation and business experience for the past five years, and the names of other publicly-held companies of which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented below regarding each nominee's specific experience, qualifications, attributes and skills that led our board to the conclusion that he or she should serve as a director, we also believe that all of our director nominees have a reputation for integrity, honesty and adherence to high ethical standards. They each have demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to ATG and our board. Finally, we value their significant experience on other public company boards of directors and board committees.

Information about the number of shares of Common Stock beneficially owned by each director appears below under the heading "Information about Stock Ownership." There are no family relationships among any of the directors and executive officers of Art Technology Group, Inc.

Upon the recommendation of the Nominating and Governance Committee, the board has nominated David B. Elsbree, Ilene H. Lang, and Daniel C. Regis, the current Class II directors, for re-election. Brief biographies of Mr. Elsbree, Ms. Lang and Mr. Regis follow below.

David B. Elsbree	Mr. Elsbree has been a director since June 2004. From June 1981 to May 2004, Mr. Elsbree was a partner at Deloitte & Touche. He was a member of the board of the New England Chapter of the National Association of Corporate Directors. Since 2006, he has been a member of the Board of Directors and is currently the chair of the Audit Committee of Acme Packet, Inc., a publically traded communications technology corporation. We believe that Mr. Elsbree is qualified to be on the board due to his extensive experience over twenty-three years as a partner in a major international audit firm. Mr. Elsbree also meets the qualification test as a "Financial Expert" under the Securities and Exchange Commission rules. Mr. Elsbree is 62 years old.
Ilene H. Lang	Ms. Lang has served as a director since October 2001. Since September 2003, Ms. Lang has been President of Catalyst, Inc., a non-profit organization that works to advance women in business From 1997 to 2006, Ms. Lang was a member of the Adaptec, Inc. Board of Directors. From May 2000 to August 2003, Ms. Lang was a business and financial consultant to various boards of directors, boards of trustees, and Chief Executive Officers. From May 1999 to May 2000, Ms. Lang served as President and Chief Executive Officer of Individual.com, Inc., an Internet media service provider. We believe Ms. Lang is qualified to be on the board due to her pertinent experience in internet-related ventures and her membership on such boards. Ms. Lang also has valuable experience through her corporate consulting work, her past role as a Chief Executive Officer, and her significant involvement in an organization that advances diversity in the workplace. Ms. Lang is 66 years old.
Daniel C. Regis	Mr. Regis has served as our chairman since July 2005 and as a director since November 2004. Mr. Regis served on the Board of Directors of Primus Knowledge Solutions, Inc. from April 2003 until our acquisition of Primus in November 2004. Mr. Regis is a member of the Board of Directors of Cray, Inc. and Columbia Banking Systems, Inc. and was formerly a partner at Price Waterhouse, where he held multiple leadership positions throughout his tenure. We believe that Mr. Regis is qualified to be on the board due to his experience as a member and/or chair of the boards of directors of several public companies, as well as serving as a director and/or Chair of numerous technology companies, a number of which went public between the years of 1996 and 2009. Mr. Regis also meets the qualification test as a "Financial Expert" under the Securities and Exchange Commission rules. Mr. Regis is 70 years old.

We anticipate that Mr. Elsbree, Ms. Lang and Mr. Regis will be willing and able to serve if elected. If any of them is not able to serve, proxies may be voted for a substitute nominee. You can find more information about Mr. Elsbree, Ms. Lang and Mr. Regis and our other directors, including brief biographies and information about their compensation and stock ownership, in the sections of this proxy statement entitled "INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS," "COMPENSATION OF OUR EXECUTIVE OFFICERS AND DIRECTORS" and "INFORMATION ABOUT STOCK OWNERSHIP."

Our Board of Directors recommends that you vote *FOR* the election of Mr. Elsbree, Ms. Lang and Mr. Regis.

Proposal Two: Amendment and Restatement of Our Amended and Restated 1996 Stock Option Plan

Summary

The Board of Directors believes that it would be in the best interests of our stockholders to approve the amendment and restatement to our 1996 Plan to:

- Increase the number of shares issuable under the plan by fourteen million (14,000,000) shares;
- To alter the ratio within the 1996 Plan which determines how full value awards, such as grants of restricted stock, are counted against the number of shares reserved for issuance under the plan, which we refer to as the "fungibility ratio," from the current ratio of 1.24, to a new ratio of 1.39; and
- Extend the term of the 1996 Plan by six years until December 31, 2019.

Our board believes that the strength of our company depends, in large part, upon our ability to attract and retain qualified, high-performing employees and managers. Equity awards provide our employees and managers with a financial stake in our success, can serve to be an effective retention tool that encourages and rewards performance, and are an important part of the incentives that we can provide. Qualified individuals expect and require public companies to provide equity incentive awards in connection with employment, and such equity compensation aligns the interests of our executives and employees with stockholders' interests.

On March 11, 2010, our Board of Directors voted to amend and restate our 1996 Plan, effective upon approval by our stockholders, to: (1) increase the number of shares authorized for issuance from 32,000,000 shares to 46,000,000 shares; (2) alter the 1996 Plan such that that each restricted stock and other full value award authorized under the 1996 Plan after May 24, 2010, excluding options and stock appreciation rights, count as 1.39 (as compared to the current ratio of 1.24) shares for every one share granted against the plan limit; and (3) extend the term of the 1996 Plan by six years until December 31, 2019. The proposed Amended and Restated 1996 Stock Option Plan is attached hereto as Appendix A.

Our Board of Directors reviewed management's projections of the awards that we will likely issue under our 1996 Plan for compensating new hires and existing executive officers, outside directors, and other key employees in the remainder of fiscal year 2010 and fiscal years 2011 and 2012. These projections may be affected by any acquisitions that we make. We believe that unless this pool of shares is increased, our ability to attract, retain, and motivate our management and other employees will be impaired.

Stock Award Activity

Availability

We have four stock plans under which we currently issue equity awards:

- Amended and Restated 1996 Stock Option Plan (the "1996 Plan")
- Primus Knowledge Solutions, Inc. 1999 Stock Incentive Compensation Plan (the "Primus Plan")
- 1999 Employee Stock Purchase Plan (the "ESPP Plan")
- Amended and Restated 1999 Outside Director Stock Option Plan (the "Outside Director Plan")

The following table presents a summary of the current stock-based incentive plans and details the shares available and awards outstanding under the 1996 Plan, the Primus Plan and the Outside Director Plan (but does not include shares in the ESPP Plan) as of March 31, 2010.

	1996 Plan	Primus Plan	Outside Director Plan	Total
Number of securities to be issued upon exercise of outstanding options, warrants and rights	16,121,301	4,497,069	863,040	21,481,410
Number of Options, Warrants and Rights Available for Future Grant Prior to Approval of Proposal Two(1)	1,588,044	119,960	641,564	2,349,568
Total Additional Shares Requested in Proposal Two(1)	14,000,000	—	—	14,000,000
Total Stock Options Outstanding(2)	8,733,846	4,497,069	620,000	13,850,915
Total Restricted Stock Units Outstanding	6,153,625	—	243,040	7,630,495

Notes:

(1) Each option or stock appreciation right ("SAR") granted under these plans reduces the number of shares available for grant by one share for every one share granted, while each award other than an option or SAR reduces the number of shares available by 1.24.

(2) For awards granted on or after May 24, 2010, each option or SAR granted under the applicable plan will reduce the number of shares available for grant by one share for every one share granted, while each award other than an option or SAR will reduce the number of shares available by 1.39.

2010 Awards and Activity

As of March 31, 2010, the number of shares of options, warrants and rights available for issuance pursuant to the four plans, without regard to the proposed amendment described herein was 3,798,028, which is approximately 2.4% of our total issued and outstanding shares of Common Stock. The aforementioned 3,798,028 shares of Common Stock excludes the 1.24 fungibility ratio.

A summary of the activity under our four stock plans as of March 31, 2010, and changes made during the three month period then ended, is presented below:

	1996 Plan	Primus Plan	Outside Director Plan	ESPP Plan
Plan Balance at January 1, 2010	4,259,930	62,398	641,564	1,528,009
Options Granted	(1,195,300)	—	—	—
Restricted Stock Units Granted(1)	(1,656,640)	—	—	—
ESPP Purchases	—	—	—	(79,549)
Option Forfeitures	61,603	57,562	—	—
Restricted Stock Units Forfeitures(2)	118,451	—	—	—
Plan Balance at March 31, 2010	1,588,044	119,960	641,564	1,448,460

(1) Due to our fungibility ratio (1.24), the grant of 1,336,000 restricted stock units resulted in the counting of 1,656,640 shares against the plan balance.

(2) Due to our fungibility ratio (1.24), the forfeiture of 95,525 options resulted in the addition of 118,451 shares back into the plan balance.

From January 1, 2010 to March 31, 2010, we granted 2,531,300 shares to our employees (excluding our executive officers), resulting in a reduction of 2,851,940 shares available under the 1996 Plan and the Primus Plan, giving effect to the current fungibility ratio of 1.24. In addition, in March 2010, our Compensation Committee and Board of Directors authorized the grant of 1,125,000 restricted stock units to our Chief Executive Officer and other executive officers, resulting in a reduction of 1,395,000 shares available under the 1996 Plan and the Primus Plan, giving effect to the current fungibility ratio of 1.24. These grants will be effective on the later of May 17, 2010 or the date upon which each such executive signs his or her restricted stock unit agreement.

In addition, on May 24, 2010, pursuant to the Non-Employee Director Compensation Plan, we anticipate granting restricted stock units for an aggregate of approximately 196,000 shares to our seven non-employee directors. This will result in a further reduction of shares available under our plans based on the applicable fungibility ratio at the time of grant.

2009 Awards and Activity

In 2009, we granted awards that reduced the number of shares available under the 1996 Plan by 4,607,774 shares and under the 1999 Plan by 604,500 shares, resulting in a reduction of 5,212,274 shares available under the two plans. In 2009, awards counting as 641,237 shares against the 1996 Plan limit and 416,962 shares against the Primus Plan limit were forfeited, resulting in an increase of 1,058,199 shares available under the two plans.

A summary of the activity under the stock plans as of December 31, 2009, and changes made during the twelve month period then ended, is presented below:

	1996 Plan	Primus Plan	Outside Director Plan	ESPP Plan
Plan Balance at January 1, 2009	8,226,467	249,936	884, 604	477,711
Options Granted	(921,750)	(604,500)	—	
Restricted Stock Units Granted(1)	(3,686,024)	—	(243,040)	
ESPP Purchases	—	—	—	(449,702)
Option Forfeitures	267,470	416, 962	—	
Restricted Stock Unit Forfeitures(2)	373,767	—	—	
Plan Balance at December 31, 2009	4,259,930	62,398	641, 564	1,528,009(3)

Notes:

(1) Due to our fungibility ratio (1.24), the grant of 2,972,600 out of our 1996 Plan resulted in 3,686,024 shares counted against the plan balance; the grant of 196,000 out of our Outside Director Plan resulted in 243,040 shares counted against the plan balance.

(2) Due to our fungibility ratio (1.24), the forfeiture of 301,425 options resulted in the addition of 373,767 shares back into the plan balance.

(3) An amendment adding 1,500,000 shares to the ESPP Plan was approved by our stockholders at the 2009 Annual Meeting of Stockholders.

Other Reasons to Seek Stockholder Approval

As an issuer listed on the Nasdaq Global Market, we are required by the rules of the Nasdaq Stock Market to seek stockholder approval of any material amendment to any stock option or purchase plan or other equity compensation arrangement under which our executive officers, non-employee directors, or other employees may acquire shares of our Common Stock.

Stockholder approval of the proposed increase to the maximum number of shares of our Common Stock issuable under our 1996 Plan would also have certain tax benefits. Our 1996 Plan allows us to award "incentive stock options," which receive favorable tax treatment under the Internal Revenue Code. The stock option grants under our 1996 Plan that are enabled by the proposed increase of the maximum number of shares available for issuance under the plan cannot qualify as incentive stock options unless the increase is approved by our stockholders.

Additionally, our 1996 Plan is also specifically designed to preserve our ability to deduct the compensation we pay certain executive officers for income tax purposes. Section 162(m) of the Internal Revenue Code generally prevents us from deducting more than $1.0 million in compensation each year for each of our five most highly compensated executive officers. Compensation treated as "qualified performance-based compensation" under Section 162(m) is not subject to this limitation. Awards granted under our 1996 Plan that are enabled by the proposed increase of the maximum number of shares available for issuance under the plan may be treated as "qualified performance-based compensation," only if the increase is approved by our stockholders.

Description of Amendment to and Restatement our Amended and Restated 1996 Plan

The following is a brief summary of the 1996 Plan as proposed to be amended and restated. The following summary is qualified in its entirety by reference to the Amended and Restated 1996 Stock Option Plan attached as Appendix A to this proxy statement.

1996 Plan History

In April 1996, our Board of Directors and stockholders adopted and approved the 1996 Plan. In 2004, our stockholders approved the amendment of the 1996 Plan to allow for the grant of restricted stock awards, performance share awards and other forms of equity based compensation that were not previously provided for in the 1996 Plan, and to extend the term of the 1996 Plan to December 31, 2013. In May 2007, at our annual meeting, the stockholders approved the amendment of the 1996 Plan to limit the duration of stock appreciation rights to be exercisable no more than 10 years after the date on which they are granted; to remove the board's discretion as to the transferability of awards in order to clarify that options are not transferable; to remove the board's ability to substitute another award of the same or different type for an outstanding award under the plan; and to clarify that the effect of an amendment to the plan has the same impact as to awards under the plan as an amendment and restatement. In May 2008, at our annual meeting, the stockholders approved the amendment of the 1996 Plan to increase the number of Common Stock authorized for issuance pursuant to awards under the 1996 Plan from 25,600,000 to 32,000,000. In March 2010, our Board of Directors amended the 1996 Plan to increase the number of shares issuable under the 1996 Plan from 32,000,000 to 46,000,000; to increase the ratio at which full value awards, as compared with stock option awards, are counted against the number of shares issuable under the plan; and to extend the term of the plan to December 31, 2019. Stockholder approval of these amendments is being sought under this Proposal Two. Further, in April 2010, our Board of Directors amended the 1996 Plan to clarify that certain shares shall not be available for reissuance under the plan.

Number of Shares Subject to and Available for Issuance under the 1996 Plan

There are currently 32,000,000 shares of our Common Stock reserved for issuance under the 1996 Plan. This number would be increased by 14,000,000 to 46,000,000 shares under the proposed amendment. The number of shares of Common Stock reserved for issuance under the 1996 Plan is subject to adjustment for stock splits, stock dividends and similar events, at the discretion of the Board of Directors. As of March 31, 2010, 1,588,044 shares of our Common Stock were available for future issuance under the 1996 Plan, giving effect to the current 1.24 fungibility ratio.

Types of Awards

The 1996 Plan authorizes the following types of awards:

- *Incentive Stock Options* — options to purchase Common Stock intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986;
- *Non-qualified Stock Options* — options that do not qualify as incentive stock options;
- *Stock Appreciation Rights* — awards entitling the holder on exercise to receive an amount in cash determined in whole or in part by reference to the appreciation of our Common Stock;

- *Restricted Stock* — grants or sales of Common Stock subject to restrictions on transfer or other restrictions or conditions determined by the Board of Directors at the date of grant. These full value awards currently count as 1.24 shares per share granted against the 1996 Plan limit, and under the proposed amendment would count as 1.39 shares per share granted against the 1996 Plan limit;

- *Performance Share Awards* — grants of Common Stock subject to the attainment of certain performance goals. These full value awards currently count as 1.24 shares per share granted against the 1996 Plan limit, and under the proposed amendment would count as 1.39 shares per share granted against the 1996 Plan limit; and

- *Other Stock-based Awards* — other awards that are valued in whole or in part by reference to, settled in, or otherwise based on, shares of Common Stock or other property, including, for example, restricted stock units. These are also classified as full value awards, currently count as 1.24 shares per share granted against the 1996 Plan limit, and under the proposed amendment would count as 1.39 shares per share granted against the 1996 Plan limit.

Incentive Stock Options and Non-Qualified Stock Options. Optionees receive the right to purchase a specified number of shares of Common Stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. Options must be granted at an exercise price at least equal to the fair market value of the Common Stock on the date of grant. The 1996 Plan permits the following forms of payment of the exercise price of options:

- payment by cash, check or in connection with a "cashless exercise" through a broker;

- payment by reduction of the number of shares to be issued;

- surrender to us of shares of Common Stock, subject to specific exceptions;

- delivery to us of a promissory note;

- any other lawful means that the Board of Directors determines is acceptable; or

- any combination of these forms of payment.

Stock Appreciation Rights. A stock appreciation right, or "SAR," is an award entitling the holder on exercise to receive an amount in cash or our Common Stock or a combination thereof, such form to be determined by the Board of Directors, determined in whole or in part by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock.

Restricted Stock Awards. Restricted stock awards involve the issuance to the recipient of shares of Common Stock, subject to our right to repurchase all or part of such shares from the recipient at their issue price or other stated or formula price, or to require forfeiture of such shares if issued at no cost, in the event that the conditions specified in the applicable award are not satisfied prior to the end of the applicable restriction period established for such award.

Performance Share Awards. The Board of Directors or an authorized committee of the board may grant performance accelerated restricted stock awards that provide for time vesting with acceleration of vesting if certain performance criteria are met. The board, or an authorized committee of the board, may also grant restricted stock awards that vest solely upon satisfaction of certain performance criteria. The performance criteria for each restricted stock award that vests solely upon performance criteria may be based on one or more of the following measures:

- earnings per share;
- return on average equity or average assets with respect to a pre-determined peer group;
- earnings;
- earnings growth;
- revenues;
- expenses;

- stock price;
- market share;
- return on sales, assets, equity or investment;
- regulatory compliance;
- improvement of financial ratings;
- achievement of balance sheet or income statement objectives;
- total stockholder return;
- net operating profit after tax;
- pre-tax or after-tax income;
- cash flow; or
- such other objective goals established by the board.

The board, or an authorized committee of the board, may determine that special one-time or extraordinary gains, losses, or expenses should or should not be included in the calculation of such measures.

Restricted Stock Units ("RSU(s)") and Other Stock-Based Awards. Under the 1996 Plan, the Board of Directors has the right to grant other awards based upon, or settled in, our Common Stock, having such terms and conditions as the board may determine, including the grant of shares based upon certain conditions and the grant of securities convertible into Common Stock. These include RSU awards, which entitle the recipient to receive shares of Common Stock to be delivered in the future subject to such terms and conditions as the Board of Directors may determine. As described in "Compensation Discussion and Analysis," we began granting RSU awards to our executive officers in fiscal 2007 as our primary form of equity compensation for employees. In some cases, we issue RSU awards with simple time-based vesting and at other times we have issued RSU awards with performance-based vesting, using criteria similar to those described above for performance share awards.

Eligibility to Receive Awards

Employees, officers, directors, consultants and advisors of ours and of our subsidiaries or of other business ventures in which we have a controlling interest are eligible to be granted awards under the 1996 Plan. Under present law, however, incentive stock options may only be granted to our employees and employees of our subsidiaries. The maximum number of shares with respect to which awards may be granted to any participant under the 1996 Plan may not exceed 1,000,000 shares per calendar year.

Plan Benefits

As of March 31, 2010, approximately 610 employees and directors were eligible to receive awards under the 1996 Plan. This includes our five named executive officers and our seven non-employee directors. The granting of awards under the 1996 Plan is discretionary, and we cannot now determine the number or type of awards that will be received in the future by any particular person or group if the proposed amendment to the 1996 Plan is approved.

Administration

The 1996 Plan is administered by the Board of Directors. The board has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the 1996 Plan and to interpret the provisions of the 1996 Plan. Pursuant to the terms of the 1996 Plan, the board may delegate authority under the plan to one or more committees or subcommittees of the board. The board has authorized the Compensation Committee to administer certain aspects of the 1996 Plan, including the granting of options and other equity awards to executive officers, and the Compensation Committee has granted Mr. Burke, who is a director and our Chief Executive Officer, the authority to grant options and other equity awards to persons other than our executive officers, subject to limitations set by the Compensation Committee. Under our current procedures, Mr. Burke annually proposes an aggregate number of options and/or awards that he recommends be granted to the employee population as a whole. This proposal, including the names of the grantees and number of shares to be received by each, is then considered by the Compensation Committee and the committee then approves or modifies such proposal.

Subject to any applicable limitations contained in the 1996 Plan, the board, the Compensation Committee, or any other committee to whom the board delegates authority, as the case may be, selects the recipients of awards and determines:

- the number of shares of Common Stock covered by options and the dates upon which such options become exercisable;
- the exercise price of options (which cannot be less than fair market value);
- the duration of options (which cannot be longer than 10 years); and
- the number of shares of Common Stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

The board may make appropriate adjustments in connection with the 1996 Plan and any outstanding awards to reflect stock splits, stock dividends, recapitalizations, spin-offs and other similar changes in capitalization. The 1996 Plan also contains provisions addressing the consequences of any reorganization event, which is defined as:

- any merger or consolidation of us with or into another entity as a result of which all of our Common Stock is converted into or exchanged for the right to receive cash, securities or other property;
- any exchange of all of our Common Stock for cash, securities or other property pursuant to a share exchange transaction; or
- our liquidation or dissolution.

With certain exceptions, when awards expire or are terminated, canceled or forfeited, the unused shares of Common Stock covered by such awards will again be available for grant under the 1996 Plan, subject, however, in the case of incentive stock options, to any limitations under the Internal Revenue Code of 1986.

Amendment or Termination

Under the current 1996 Plan, no award may be granted after December 31, 2013, but awards previously granted may be exercised after that date, until their respective expiration dates. If this Proposal Two is approved by the stockholders, no award may be granted under the 1996 Plan after December 13, 2019, but awards previously granted may be exercised after that date. The Board of Directors may at any time amend, suspend or terminate the 1996 Plan, except that no award designated as subject to Section 162(m) of the Internal Revenue Code of 1986 by the board after the date of such amendment shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment shall have been approved by our stockholders.

If the amendment of the 1996 Plan is approved by our stockholders, the additional fourteen million (14,000,000) shares of our Common Stock authorized by the amendment will become available to us under the plan starting on the date of such approval. Further, if the amendment of the 1996 Plan is approved by our stockholders, the ratio of the number of shares available for grant for restricted stock and other stock based awards shall become 1.39 per share with respect to awards made after the date of such approval. If our stockholders do not approve the amendment and restatement, the 1996 Plan will remain in effect with 32,000,000 shares of our Common Stock authorized under the 1996 Plan and the fungibility ratio used to determine the number of shares available for grant for restricted stock and other stock based awards shall remain at 1.24 per share. Furthermore, if our stockholders do not approve the amendment and restatement, the

1996 Plan will not permit any awards to be granted after December 31, 2013, although awards previously granted may be exercised after that date.

Tax Withholding

With the exception of grants of RSUs, participants under the 1996 Plan are responsible for paying to us or for making arrangements satisfactory to us regarding payment of any federal, state, or local taxes of any kind required by law to be withheld with respect to income from the value of an award or of any stock or amounts received under an award. When RSUs vest, certain RSUs are withheld by the Company to cover taxes. Participants may elect to have tax withholding obligations satisfied either by authorizing us to withhold from shares of Common Stock to be issued pursuant to any award a number of shares with an aggregate fair market value that would satisfy the minimum withholding amount due, or transferring to us shares of Common Stock owned by the participant with an aggregate fair market value that would satisfy the withholding amount due.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that typically will arise with respect to awards granted under the 1996 Plan. This summary is based on the tax laws in effect as of the date of this proxy statement. Changes to these laws could alter the tax consequences described below.

Incentive Stock Options. A participant will not recognize income upon the grant of an incentive stock option. Also, except as described below, a participant will not recognize income upon exercise of an incentive stock option if the participant has been employed by us or our corporate parent or 50% or more-owned corporate subsidiary at all times beginning with the option grant date and ending three months before the date the participant exercises the option. If the participant has not been so employed during that time, then the participant will be taxed as described below under the caption "Non-Qualified Stock Options." The exercise of an incentive stock option may subject the participant to the alternative minimum tax.

A participant will recognize income upon the sale of the stock acquired under an incentive stock option if sales proceeds exceed the exercise price. The type of income will depend on when the participant sells the stock. If a participant sells the stock more than two years after the option was granted and more than one year after the option was exercised, then all of the profit will be long-term capital gain. If a participant sells the stock prior to satisfying these waiting periods, then the participant will have engaged in a disqualifying disposition and a portion of the profit will be ordinary income and a portion may be capital gain. The difference between the lesser of the value of the shares at the date of exercise or at the date of sale and the exercise price of the incentive stock option will be taxable as ordinary income, and the excess gain, if any, will be taxable as capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term. If a participant sells the stock at a loss (sales proceeds are less than the exercise price) then the loss will be a capital loss. This capital loss will be long-term if the participant held the stock for more than one year and otherwise will be short-term.

Non-Qualified Stock Options. A participant will not recognize income upon the grant of a non-qualified stock option. A participant will recognize compensation income upon the exercise of a non-qualified stock option equal to the value of the stock on the day the participant exercised the option less the exercise price. Upon sale of the stock, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the day the option was exercised. This capital gain or loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Restricted Stock Awards. A participant will not recognize income upon the grant of restricted stock unless an election under Section 83(b) of the Internal Revenue Code of 1986 is made within 30 days of the date of grant. If a timely 83(b) election is made, then a participant will recognize compensation income equal to the value of the stock less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the difference between the sales proceeds and the value of the stock on the date of grant. For a participant who has made an 83(b) election, the gain or loss will be long term if the participant held the stock for more than one year after the receipt of the stock. If the participant does not make an 83(b) election, then when the stock vests the participant will recognize compensation income equal to the value of the stock on the vesting date less the purchase price. When the stock is sold, the participant will have capital gain or loss equal to the sales proceeds less the value of the stock on the vesting date. For a participant who has not made an 83(b) election, any capital gain or loss will be long-term if the participant held the stock for more than one year after the vesting date and otherwise will be short-term.

Restricted Stock Units. A participant will not recognize income upon the grant of a RSU award. Upon receipt of shares of Common Stock issued when the RSUs vest, the participant will recognize ordinary income in an amount equal to the fair market value of the shares. Upon the subsequent disposal of the shares received pursuant to a RSU award, the participant will recognize capital gain or loss, as the case may be, in the amount of the difference between the price received in exchange for the shares and the fair market value of the shares at the time the participant received them. The gain or loss will be long-term capital gain if more than one year has passed since the participant received the shares.

Stock Appreciation Rights, Performance Share Awards and Other Stock-Based Awards. The tax consequences associated with any other stock-based award granted under the 1996 Plan will vary depending on the specific terms of such award. Among the relevant factors are whether or not the award has a readily ascertainable fair market value, whether or not the award is subject to forfeiture provisions or restrictions on transfer, the nature of the property to be received by the participant under the award and the participant's holding period and tax basis for the award or underlying Common Stock.

Tax Consequences to Us. There will be no tax consequences to us except that we will be entitled to a deduction when a participant has compensation income. Any such deduction will be subject to the limitations of Section 162(m) of the Internal Revenue Code of 1986.

The affirmative vote of the holders of a majority of the shares present or represented and voting on the matter, is necessary to approve the amendment and restatement of the 1996 Plan. Abstentions and broker non-votes will not be included in calculating the number of shares voting on the proposal.

Our Board of Directors recommends that you vote FOR the proposal to approve the amendment and restatement of the Amended and Restated 1996 Stock Option Plan.

Proposal Three: Ratification of Appointment of Independent Registered Public Accounting Firm

Under rules of the Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market, appointment of our independent registered public accountants is the direct responsibility of our Audit Committee. Although ratification of this appointment by our stockholders is not required by law, our Board of Directors believes that seeking stockholder ratification is a good practice, which provides stockholders an avenue to express their views on this important matter.

Our Audit Committee has reappointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010. Our Board of Directors recommends that stockholders vote to ratify the appointment. If this proposal is not approved by our stockholders, our Audit Committee will reconsider its selection of Ernst & Young, although it may elect to continue to retain Ernst & Young. In any case, our Audit Committee may, in its discretion, appoint new independent registered public accountants at any time during the year if it believes that such change would be in the best interests of our company and our stockholders.

Representatives of Ernst & Young are expected to be present at the 2010 Annual Meeting of Stockholders to make any desired statements or to respond to appropriate questions.

The affirmative vote of the holders of a majority of shares present or represented and voting on the matter, is necessary to ratify the selection by the Audit Committee of our Board of Directors of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2010. Abstentions and broker non-votes will not be included in calculating the number of shares voting on this proposal.

Our Board of Directors recommends that you vote FOR the proposal to ratify the appointment by our Audit Committee of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2010.

Other Matters

Our board is not aware of any other matters that are expected to come before the meeting other than those referred to in this proxy statement. If any other matter should properly come before the meeting, the persons named in the accompanying proxy card intend to vote the proxies in accordance with their best judgment.

Submission for Future Stockholder Proposals

Proposals for Inclusion in the Proxy Statement for the 2011 Annual Meeting of Stockholders

If a stockholder intends to submit a proposal for inclusion in the proxy statement for the 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting"), the stockholder must follow the procedures outlined in Rule 14a-8 of the Securities and Exchange Act of 1934. To be eligible for inclusion in the proxy statement for the 2011 Annual Meeting, the stockholder must submit a proposal in writing to our Secretary at One Main Street, Cambridge, Massachusetts 02142, no later than December 15, 2010.

Proposals for Consideration at the 2011 Annual Meeting

If a stockholder wishes to present a proposal before the 2011 Annual Meeting, but does not wish to have the proposal considered for inclusion in the proxy statement, the stockholder must submit a proposal in writing to our Secretary at the address specified above, not less than sixty days nor more than ninety days before the meeting, pursuant to our by-laws.

We have yet to set a date for our 2011 Annual Meeting. However, assuming that the 2011 Annual Meeting were to be held on May 24, 2011, the deadline for receipt of a stockholder proposal would be March 25, 2011. If a stockholder submits a proposal in compliance with our by-laws, but after the deadline for inclusion in the proxy statement, we may include or exclude the proposal from our proxy statement for the 2011 Annual Meeting, at our discretion.

INFORMATION ABOUT OUR DIRECTORS AND EXECUTIVE OFFICERS

Background Information about Directors Continuing in Office

Under our by-laws, our Board of Directors has the authority to fix the number of directors, and our board is divided into three classes serving for staggered three-year terms. We currently have eight directors: three Class II directors whose terms will expire at our upcoming 2010 Annual Meeting of Stockholders, three Class III directors whose terms will expire at our 2011 Annual Meeting of Stockholders, and two Class I directors whose terms will expire at our 2012 Annual Meeting of Stockholders. Brief biographies of our Class I and Class III directors, each of whom will be continuing in office after the 2010 Annual Meeting of Stockholders follow.

Class I Directors

John R. Held . . . . Mr. Held has been a director since July 2002. For approximately seven years, Mr. Held served as both the President and Chief Executive Officer of Chipcom, Inc. He also served in a variety of management positions during his 14-year tenure at Genrad, Inc. Mr. Held is also a director of BNS Holding, Inc. We believe that Mr. Held's qualifications to sit on our Board of Directors include his experience as Chief Executive Officer of technology organizations, combined with his operational, corporate governance and compensation experience. Mr. Held is 70 years old.

Phyllis S. Swersky . . . . Ms. Swersky has been a director since May 2000. Since 1995, she has been President of The Meltech Group which provides a broad range of business advisory services to Chief Executive Officers and executive management teams of rapidly growing businesses. We believe that Ms. Swersky is qualified to sit on our Board of Directors because she has served in various executive management positions in companies of varying sizes in the computer software and services industries, including roles as Chief Financial Officer, Chief Operating Officer, and Chief Executive Officer. Ms. Swersky also has valuable experience through her current service as a director of venture backed and non-profit companies. Ms. Swersky is 57 years old.

Class III Directors

Michael A. Brochu . . . . Mr. Brochu has served as a director since November 2004, when he was added to our board in connection with our acquisition of Primus Knowledge Solutions, Inc. From November 1997 until our acquisition of Primus in November 2004, Mr. Brochu served as the President, Chief Executive Officer, and Chairman of the Board of Primus. Beginning in December 2003, Mr. Brochu served as a director of Loudeye Corp., and beginning in February 2005, Mr. Brochu served as President and Chief Executive Officer of Loudeye Corp. In October 2006, Loudeye Corp. was acquired by Nokia Corp. and Mr. Brochu left Nokia Corp. in December 2006. Since June 2007, Mr. Brochu has been President, Chief Executive Officer, and a director of Global Market Insite, Inc. We believe that Mr. Brochu's qualifications to sit on our Board of Directors include his experience as a Chief Executive Officer of several technology organizations, combined with his operations, corporate governance and compensation experience. Mr. Brochu is 56 years old.

Robert D. Burke . . . . Mr. Burke has served as a director, our Chief Executive Officer and President since December 2002. From November 2000 through November 2002,

Mr. Burke served as Chief Executive Officer of Quidnunc Group Ltd., a customer solutions and services company. From June 1999 through October 2000, Mr. Burke served as President, Worldwide Services Division of ePresence, Inc., formerly Banyan Systems, Inc., an online security and identity management company. We believe Mr. Burke's qualifications to sit on our Board of Directors include his thirty-four years of industry experience, including twenty-one years at Digital Equipment Corporation, where he headed up a billion-dollar systems integration business with operations in over 45 countries. Mr. Burke is 55 years old.

Mary E. Makela.......... Ms. Makela has served as a director since July 2002. Since 1994, Ms. Makela has provided management consulting services to Chief Executive Officers, and has served as director for various for profit and non-profit companies. Ms. Makela formerly served as President of Cognos Corporation and President and Chief Executive Officer of IMC Systems. We believe Ms. Makela's qualifications to sit on our Board of Directors include seventeen years of experience at IBM, her experience as President and Chief Executive Officer of technology companies, and her extensive management consulting experience. Ms. Makela is 67 years old.

Information about Executive Officers

Our executive officers are elected by our Board of Directors. Brief biographies of our current executive officers follow.

Robert D. Burke.......... Mr. Burke serves as Chief Executive Officer and President. You will find background information about Mr. Burke above under "Background Information about Directors Continuing in Office, Class III Directors."

Julie M.B. Bradley........ Ms. Bradley has been Senior Vice President, Chief Financial Officer, Treasurer, and Secretary since July 2005. From April 2000 to June 2005, Ms. Bradley was employed by Akamai Technologies, Inc., a service provider for accelerating content and business processes online, most recently as its Vice President of Finance. From January 1993 to April 2000, Ms. Bradley was an accountant at Deloitte & Touche LLP. Ms. Bradley is 41 years old.

Barry E. Clark........... Mr. Clark has been Senior Vice President of Worldwide Sales since February 2004. From February 2002 to February 2004, Mr. Clark was President of SchoolKidz, Inc., a packaged school supply retailer. From October 1998 to December 2001, Mr. Clark was Division President of Domino Amjet, Inc., a company that offers coding and printing solutions using ink jet and laser technologies. Mr. Clark is 53 years old.

Louis R. Frio Jr. .... Mr. Frio has been Senior Vice President of Services since July 2006. From June 2004 to June 2006, Mr. Frio was Managing Partner at Unisys Corporation where he oversaw the integration of the security and identity access management division of ePresence, Inc., formerly Banyan Systems, Inc., following its acquisition by Unisys in 2004. From 1994 to 2004, Mr. Frio served in a variety of positions at ePresence, including Vice President, Consulting — North America; Vice President, Managed Services; and Director, Worldwide Support Services. Mr. Frio is 48 years old.

David L. McEvoy......... Mr. McEvoy has been Senior Vice President and General Counsel since April 2010. From September 2005 to March 2010, Mr. McEvoy served as our Vice President and General Counsel. From August 2002 to August 2005 Mr. McEvoy was a partner and Group General Counsel of Gores Technology Group, a Los

Angeles-based private equity firm. Mr. McEvoy previously served as Senior Vice President and General Counsel of VeriFone, Inc. and Senior Vice President and General Counsel of the Learning Company/Broderbund, Inc.; and as an associate attorney at Powers and Hall P.C. and Hutchins and Wheeler. Mr. McEvoy is 52 years old.

Nancy P. McIntyre	Ms. McIntyre has been Senior Vice President and Chief Marketing Officer since February 2009. From January 2006 through December 2008, Ms. McIntyre was Senior Vice President of Marketing at Authoria, Inc., a talent management software company. From August 2004 to December 2005, Ms. McIntyre served as an independent marketing and strategy consultant. From January 2003 through August 2004, Ms. McIntyre was the Vice President of Marketing at Kubi Software, a collaboration and email application software company. From March 1999 through December 2002, Ms. McIntyre was Executive Vice President of Worldwide Marketing and Strategic Alliances at Centive, Inc., a company that created on-demand sales compensation management solutions. Ms. McIntyre is 54 years old.
Patricia O'Neill	Ms. O'Neill has been Senior Vice President Human Resources since January 2004. From May 2000 to January 2004, Ms. O'Neill served as our Vice President Human Resources. From April 1995 to February 2000, Ms. O'Neill was the Vice President Human Resources of The Shareholder's Services Group, a division of First Data Corporation. Ms. O'Neill is 61 years old.
Andrew M. Reynolds	Mr. Reynolds has been Senior Vice President of Corporate Development since July 2007. From September 2002 to June 2007, Mr. Reynolds was Vice President of Corporate Development at Hyperion Solutions Corp., a provider of business performance management solutions. From December 1999 to February 2002, Mr. Reynolds was Director of Corporate Strategy at CMGI, Inc., a technology holding company and venture capital firm. Mr. Reynolds is 42 years old.
Kenneth Z. Volpe	Mr. Volpe has been Senior Vice President, Products and Technology since September 2004. From November 2003 to September 2004, Mr. Volpe served as our Vice President and General Manager, Platform Products. From June 1999 to November 2003, Mr. Volpe served as our Vice President, Product Management, and from September 1998 to June 1999, Mr. Volpe served as our Director, Product Management. Mr. Volpe is 44 years old.

CORPORATE GOVERNANCE

General

We believe that good corporate governance is important to ensure that the Company is managed for the long-term benefit of our stockholders. During the past few years, under the leadership of our Nominating and Governance Committee, we have continued to review our corporate governance policies and practices, comparing them to those suggested by various authorities in corporate governance and the practices of other public companies. We have also continued to review the provisions of the Sarbanes-Oxley Act of 2002, new and proposed rules of the SEC and the listing standards of the Nasdaq Stock Market.

Board and Committee Meetings

The Board of Directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The board's primary responsibility is to oversee our management and, in so doing, serve the best interests of the Company and our stockholders. The board selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Management keeps the directors informed of our activities through regular written reports and presentations at board and committee meetings.

Our board met in person or via teleconference nine times in 2009. During 2009, each director attended at least 92% of the total number of meetings held by the board and the committees of the board on which he or she served at the time of such meeting. The board has established three standing committees — Audit, Compensation, and Nominating and Governance — each of which operates under a charter that has been approved by the board. Current copies of each committee's charter are posted on the "Investors — Corporate Governance — Committee Charters" section of our website, *www.atg.com.* This includes our Compensation Committee Charter, which was amended on July 21, 2009.

Other than Robert Burke, all of our directors are independent directors under the rules of the Nasdaq Stock Market. The board has determined that each member of the board's Audit Committee, Compensation Committee and Nominating and Governance Committee meet the independence requirements of the Nasdaq Stock Market for membership on the committees on which he or she serves.

Audit Committee

The Audit Committee's responsibilities include:

- appointing, evaluating, approving the compensation of, and assessing the independence of, our independent registered public accounting firm;
- overseeing the work of our independent registered public accounting firm, which includes the receipt and consideration of certain reports from our independent registered public accounting firm;
- reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- monitoring our internal controls over financial reporting and disclosure controls and procedures;
- establishing procedures for the receipt and retention of accounting related complaints and concerns;
- risk management, with particular emphasis on financial issues;
- meeting independently with our independent registered public accounting firm and management; and
- preparing the Audit Committee report required by SEC rules (which is included in this proxy statement under the heading "Audit Committee Report").

The Audit Committee met in person or via teleconference eight times during 2009. The current Audit Committee members are Mr. Elsbree, Ms. Makela and Mr. Regis, with Mr. Elsbree serving as the Chair of the committee. The Board of Directors has determined that each of Messrs. Elsbree and Regis is an "audit committee financial expert" as defined by SEC rules.

Compensation Committee

The Compensation Committee's responsibilities include:

- annually reviewing and approving general compensation strategy and policy as well as corporate goals and objectives relevant to Chief Executive Officer compensation;
- making recommendations to the board with respect to the Chief Executive Officer's compensation;
- reviewing and approving the compensation of our other executive officers;
- overseeing and administering our stock option, stock incentive, employee stock purchase and other equity-based plans, as well as periodically reviewing all cash and equity incentive plans;
- creating succession and development plans for executives;
- reviewing and making recommendations to the board with respect to director compensation;
- preparing the Compensation Committee report required by SEC rules (which is included in this proxy statement under the heading "Compensation Committee Report"); and
- preparing the Compensation Discussion and Analysis required by SEC rules (which is included in this proxy statement under the heading "COMPENSATION OF OUR EXECUTIVE OFFICERS AND DIRECTORS");

The Compensation Committee met eight times during 2009. The current members of the Compensation Committee are Mr. Brochu, Mr. Held, Ms. Makela and Ms. Swersky, with Ms. Makela serving as the Chair of the committee.

Nominating and Governance Committee

The Nominating and Governance Committee's responsibilities include:

- identifying individuals qualified to become members of the Board of Directors;
- recommending to the board the persons to be nominated for election as directors;
- recommending directors for each committee of the board;
- developing and recommending to the board corporate governance principles;
- reviewing our compliance programs; and
- overseeing the evaluation of the board and its committees.

The Nominating and Governance Committee met six times during 2009. The Nominating and Governance Committee's current members are Mr. Held, Ms. Lang and Ms. Swersky, with Ms. Swersky serving as the Chair of the committee.

Board Leadership Structure

We separate the roles of Chief Executive Officer and Chairman of the Board of Directors in recognition of the differences between the two roles. The Chief Executive Officer is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board of Directors provides guidance to the Chief Executive Officer, sets the agenda for board meetings and presides over meetings of the full board and executive sessions of our non-employee directors.

Board Role in Risk Oversight

The board as a whole has responsibility for risk oversight, with reviews of certain areas being conducted by the relevant board committees that report on their deliberations to the board. The oversight responsibility of the board and its committees is enabled by management reporting processes that are designed to provide information to the board about the identification, assessment and management of critical risks and management's risk mitigation strategies. We believe that our board's ability to discharge its risk oversight is enhanced by of our separation of the roles of Chief Executive Officer and Chairman of the Board.

The board and its committees oversee risks associated with their respective principal areas of focus, as summarized below.

Board/Committee	Primary Areas of Risk Oversight
Full Board of Directors	Strategic, financial and execution risks and exposures associated with the annual operating plan, and five-year strategic plan; litigation and regulatory exposures and other current matters that may present material risk to our operations, plans, prospects or reputation; and acquisitions and divestitures.
Audit Committee	Risks and exposures associated with financial matters, particularly financial reporting, tax, accounting, disclosure, internal control over financial reporting, financial policies, investment guidelines and credit and liquidity matters.
Compensation Committee	Risks and exposures associated with executive compensation programs and arrangements, including incentive plans; and senior management succession planning.
Nominating and Governance Committee	Risks and exposures relating to our corporate governance and legal compliance programs; and director succession planning.

Director Candidates

The process that the Nominating and Governance Committee follows to identify and evaluate director candidates includes requests to members of the Board of Directors and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Nominating and Governance Committee and the board. In addition, the Nominating and Governance Committee is authorized to retain, and has from time to time retained, the services of a search firm to help identify and evaluate potential director candidates.

In considering whether to recommend any particular candidate for inclusion in the board's slate of recommended director nominees, the Nominating and Governance Committee will apply the written criteria established by the board. These criteria include the candidate's integrity, business acumen, knowledge of our business and industry, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Nominating and Governance Committee does not assign specific weights to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the board to fulfill its responsibilities.

The committee considers diversity, which it views broadly to include diversity of experience, skills and viewpoint as well as traditional diversity concepts such as race or gender, as one of a number of factors in identifying nominees for director. The committee has not adopted any formal policy, guidelines or procedures with respect to the consideration of diversity in the nominating process.

Stockholders may recommend individuals to the Nominating and Governance Committee for consideration as potential director candidates. Stockholders may do so by submitting their names, together with appropriate biographical information and background materials and a statement as to whether the stockholder or group of stockholders making the recommendation has beneficially owned more than 5% of our Common Stock for at least a year as of the date such recommendation is made, to Nominating and Governance Committee, c/o Secretary, Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts 02142. Assuming that appropriate biographical and background material has been provided on a timely basis, the Nominating and Governance Committee will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting.

Stockholder Communications and Annual Meeting Attendance

The Board of Directors will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances (or as contemplated by committee charters) and subject to any required assistance or advice, the Chair of the Nominating and Governance Committee is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of such communications to the other directors as she considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Chair of the Nominating and Governance Committee considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs or personal grievances, or matters as to which we have received repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the board should address such communications to Chair of the Nominating and Governance Committee, c/o Secretary, Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts 02142.

All directors who were members of the Board of Directors at the time of our 2009 Annual Meeting of Stockholders attended the annual meeting. To the extent reasonably practicable, directors are expected to attend our annual meeting of stockholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our Code of Business Conduct and Ethics is posted on the "Investors — Corporate Governance — Conduct" section of our website, *www.atg.com*, and a copy is available without charge upon request to Secretary, Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts 02142.

We will post information about any amendments to, or waivers from, the Code of Business Conduct and Ethics on the "Investors — Corporate Governance — Conduct" section of our website, *www.atg.com.*

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2009 about the securities authorized for issuance under our equity compensation plans, consisting of the 1996 Plan, the Primus Plan, the ESPP Plan, and the Outside Director Plan, under which we currently issue awards, and our Primus 1999 Non-Officer Stock Option Plan (the "1999 Non-Officer Plan"), under which we do not currently issue awards.

Equity Compensation Plan Information

Plan category	(a) Number of shares to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights(2)	(c) Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in column (a))(3)
Equity compensation plans approved by stockholders	18,183,789	$2.83	6,491,901
Equity compensation plans not approved by stockholders(1)	231,873	0.69	—
Total	18,415,662	2.81	6,491,901

(1) Consists of the 1999 Non-Officer Plan, which was assumed as part of our acquisition of Primus Knowledge Solutions, Inc. and was not approved by Primus stockholders. The 1999 Non-Officer Plan provides for the grant of non-qualified stock options, restricted stock awards and other stock-based awards. The exercise price for options under the plan shall not be less than eighty five percent of the fair market value of the common stock on the grant date, and the term of any such option shall not exceed ten years. Since our acquisition of Primus, we have made no awards under this plan, and we do not intend to do so in the future.

(2) Represents the weighted average exercise price of outstanding options to purchase 13,003,362 shares and excludes outstanding RSUs to purchase 5,412,400 shares because they do not have an exercise price.

(3) Gives effect to the current 1.24 fungibility ratio.

Audit Committee Report

The Audit Committee reviewed the audited financial statements as of, and for the year ended, December 31, 2009 and discussed these financial statements with management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61, *Communication with Audit Committees*, or SAS 61, with Ernst & Young LLP, our independent registered public accounting firm for 2009. SAS 61 requires Ernst & Young to discuss with our Audit Committee, among other things, the following:

- methods used to account for significant unusual transactions;
- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements, of which there were none, with management about financial accounting and reporting matters and audit procedures.

Ernst & Young also provided the Audit Committee with the written disclosures and the letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*. This Rule requires auditors annually to disclose in writing all relationships that in the auditors' professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. In addition, the Audit

Committee discussed with Ernst & Young the independence of Ernst & Young from us, and considered whether Ernst & Young's provision of other, non-audit related services, which are described below under "Independent Registered Public Accounting Firm's Fees," is compatible with maintaining such independence.

Based on its discussions with management and Ernst & Young, and its review of the representations and information provided by management and Ernst & Young, the Audit Committee recommended to the board that the audited financial statements be included in the annual report on Form 10-K for the year ended December 31, 2009.

AUDIT COMMITTEE

David B. Elsbree, Chair
Mary E. Makela
Daniel C. Regis

Principal Accountant Fees and Services

Our Audit Committee has selected Ernst & Young LLP to serve as our independent registered public accounting firm for the year ending December 31, 2010. Ernst & Young has served as our independent registered public accounting firm since 2002. We expect that representatives of Ernst & Young will be present at the annual meeting to answer appropriate questions. They will have the opportunity to make a statement if they desire to do so.

Independent Registered Public Accounting Firm's Fees

The following table summarizes the aggregate fees billed for services rendered by Ernst & Young, our independent registered public accounting firm, for the years ended December 31, 2009 and 2008:

Fee Category	2009	2008
Audit fees	$1,179,500	$1,225,790
Audit-related fees	—	1,500
Tax fees	31,367	52,600
Total fees	$1,210,867	$1,279,890

Audit fees. Audit fees relate to professional services rendered in connection with Ernst & Young's audit of our consolidated financial statements and Ernst & Young's audit of the effectiveness of our internal control over financial reporting, review of the interim financial statements included in our quarterly reports on Form 10-Q, international statutory audits, regulatory filings, including registration statements, and accounting consultations that relate to the audited financial statements and are necessary to comply with United States generally accepted accounting principles.

Audit-related fees. Audit-related fees are for assurance and related services.

Tax fees. Tax fees are for professional services related to tax compliance, tax advice and tax planning services. Tax compliance services, which relate to preparation and review of original and amended tax returns, claims for refunds and tax payment-planning services, accounted for $13,867 of the total tax fees paid for in 2009 and $20,960 of the total tax fees paid for in 2008. Tax advice and tax planning services relate to transfer pricing studies and miscellaneous items.

Pre-Approval Policy and Procedures

The Audit Committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. These policies generally provide that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the Audit Committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the Audit Committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next twelve months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

COMPENSATION OF OUR EXECUTIVE OFFICERS AND DIRECTORS

Compensation Discussion and Analysis

This compensation discussion and analysis summarizes our executive compensation programs and describes the material factors underlying the decisions which resulted in the compensation awarded for 2009 to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly compensated executive officers who served during 2009, whom we refer to as our "Named Executive Officers," who are as follows:

- Robert D. Burke, President and Chief Executive Officer;
- Julie M.B. Bradley, Senior Vice President, Chief Financial Officer, Treasurer and Secretary;
- Barry E. Clark, Senior Vice President of Worldwide Sales;
- Lou Frio, Senior Vice President of Services; and
- Kenneth Z. Volpe, Senior Vice President of Products and Technology.

Role of Management and the Compensation Committee

The Compensation Committee of the board is responsible for reviewing and approving our compensation strategy and policy as well as corporate goals and objectives relevant to executive officer compensation. In 2009, the Compensation Committee met eight times. Generally, our Chief Executive Officer and our Senior Vice President of Human Resources review internal compensation data and prepare recommendations for the Compensation Committee related to cash and equity compensation for our executive officers (other than for our Chief Executive Officer) as well as for the overall employee population. In 2009, the Compensation Committee also received advice and data from its outside compensation advisor, Towers Watson. In addition, the Company purchased compensation survey data from Culpepper and Associates to assist in the compensation analysis. The Compensation Committee and our Chief Executive Officer and our Senior Vice President of Human Resources meet to discuss management's recommendations and specific compensation issues. The Compensation Committee also meets in executive sessions without management. Final decisions on compensation matters are then made by the Compensation Committee or, in the case of decisions relating to the compensation of our Chief Executive Officer, recommended by the Compensation Committee to, and approved by, the Board of Directors.

Overview and Compensation Philosophy

The Compensation Committee seeks to achieve the following goals with our executive compensation program: to attract, motivate and retain key executives and to reward executives for value creation. By developing a compensation program that is responsive to the competitive market pressures in the software industry and by rewarding executive performance that creates shareholder value, the Compensation Committee seeks to foster a performance-oriented environment that is attractive to top executive talent.

Our compensation approach includes the following elements: base salary; variable compensation in the form of cash incentive compensation and equity incentive compensation (collectively, "Variable Compensation"); employee benefits; and change in control arrangements. We consider base salary and Variable Compensation, (collectively, "Total Direct Compensation") to be the most important elements. The Compensation Committee seeks to achieve the following objectives with each element of Total Direct Compensation:

- *Base salary.* We aim to attract and retain talented executives by setting competitive base salaries that properly recognize an executive's role and responsibilities. Base salary as an element of compensation contributes to our general approach by providing a market rate of income during the year, while recognizing that significant portions of total compensation will be contingent on performance.

- *Cash incentive compensation.* We use cash incentives to reward short-term performance that contributes to the creation of shareholder value. Typically, cash incentives are earned if we achieve certain pre-determined company performance goals and if the executive achieves individual performance objectives and remains an employee during the applicable performance period. Cash incentive compensation contributes to our general approach and supports our value creation philosophy by tying a core element of compensation to our financial results and individual achievement in areas that we consider important to ATG's financial and operational performance.

- *Equity incentive compensation.* We believe equity incentives help align our executive team with the interests of stockholders and enhance our ability to retain an experienced team. Equity incentives are typically awarded upon hire and then annually as part of our compensation program. Equity incentives may be time-based or performance-based, as further described in *Equity Incentive Compensation,* below. Equity incentives contribute to our general approach by facilitating our objectives to compete in the marketplace, to retain employees and to reward both short-term and long-term performance.

The following chart summarizes the compensation definitions established in this Compensation Discussion and Analysis:

	Compensation Elements		
	Base Salary	Cash incentive compensation	Equity incentive compensation
Variable Compensation		x	x
Total Direct Compensation	x	x	x
Total Cash Compensation	x	x	

A significant portion of our Total Direct Compensation consists of Variable Compensation, which is tied to performance. From a competitive positioning standpoint, the Compensation Committee has attempted to set Variable Compensation at levels that would compensate our executive officers at approximately the 60th to 65th percentile relative to our peer group if both corporate and individual performance goals are met, taking into account all elements of Total Direct Compensation. Management also reviews each executive's aggregate compensation at the end of each year, tallying base salary, cash incentives earned, the fair value of equity incentives awarded and the fair value of any change of control arrangements. This data is provided to the Compensation Committee early in the process of its review of annual compensation strategy.

As part of its annual evaluation of the executive compensation program, the Compensation Committee reviews the total compensation mix and the mix of performance measures for each executive officer. In 2009, an average of approximately 69% of the Total Direct Compensation for our Named Executive Officers was delivered through Variable Compensation. The average Variable Compensation was comprised of 27% in cash incentives and 73% in equity incentives. For our Chief Executive Officer, approximately 74% of his total compensation was delivered through Variable Compensation. His total Variable Compensation was comprised of 25% in cash incentives and 75% in equity incentives, which is reflective of his overall responsibility for execution of our strategy and creation of long-term shareholder value. In general, an executive with direct responsibility for revenue-generating operations, such as our Senior Vice President of Worldwide Sales, receives a higher percentage of his or her total compensation in the form of annual cash incentive compensation in comparison to our other Named Executive Officers.

Executive Compensation Consultant and Benchmarking

The Compensation Committee considers market data as part of its process in reviewing and approving our executive compensation program. In February 2009, Towers Watson provided the Compensation Committee with a competitive review and analysis of the Total Direct Compensation paid to our executives. Towers Watson benchmarked base salary plus cash incentive compensation (collectively, "Total Cash Compensation"), and Total Direct Compensation, against two sets of peer data. Towers Watson and the Compensation Committee utilize and analyze two data sets because while the 2009 Executive Peer Group, defined below, contains proxy data published for the top five most highly compensated employees in various companies, the position-specific responsibilities of the top five most highly compensated employees are not always comparable at different companies. Direct comparison of executives with analogous responsibilities provides additional valuable compensation information because it accounts for the unique nature of each role. For this reason, the data from the 2009 Executive Peer Group, defined below, was considered in conjunction with the 2009 Survey Group, also defined below.

The 2009 Executive Peer Group included compensation information for the top five most highly compensated executives for a peer group of seventeen companies gathered from publicly available SEC filings. The 2009 peer group, which we refer to as the "2009 Executive Peer Group", consisted of: Ariba, Inc., BroadVision, Inc., Chordiant Software, Inc., Convera, Inc., Digital River, Inc., GSI Commerce, Inc., Interwoven, Inc., LivePerson, Inc., Omniture, Inc., PAR Technology Corp., Perficient, Inc., Progress Software Corp., RightNow Technologies, Inc., Saba Software, Inc., Selectica, Inc., Ultimate Software Group, Inc., and Vignette Corporation. Our Chief Executive Officer, our Compensation Committee and Towers Watson selected companies to include in the 2009 Executive Peer Group that are comparable in terms of revenue and numbers of employees and that are representative of the types of software companies with which we compete for executive talent. The second data set was aggregated from three published surveys that focused on position-specific data for the broader software industry/sector, including the 2008 Culpepper Software Industry Survey, the 2008 Radford High-Technology Survey and the 2008 Towers Perrin Executive Compensation Survey, which we refer to as the "2009 Survey Group."

In analyzing the information gathered from the 2009 Executive Peer Group, Towers Watson provided the Compensation Committee with information on the overall competitiveness of our executive compensation for our top five highest paid employees. In analyzing the information gathered from the 2009 Survey Group, Towers Watson provided the Compensation Committee with information that benchmarked the elements of Total Direct Compensation paid to our executives when each executive officer's role is analyzed based on his or her position and key duties.

Towers Watson concluded that the Total Cash Compensation levels of our executives fell generally between the 50th and 75th percentile when compared to the 2009 Survey Group. Towers Watson also concluded that our Total Direct Compensation (assuming that any performance objectives specified in performance-based awards were achieved) was generally highly competitive with the companies included in the 2009 Survey Group, ranking in the 75th percentile or more, depending on position. When compared to the 2009 Executive Peer Group, which aligned executives based on pay rank and not by role or key duties, the Total Cash Compensation of our executives was generally consistent with the median. Similarly, when compared to the 2009 Executive Peer Group, the Total Direct Compensation of a majority of our executives, other than our Chief Executive Officer, generally fell between the 25th percentile and the median.

The Compensation Committee used this benchmarking data to evaluate the competitiveness of our compensation plans for our company executives and to assist us in reviewing our executives appropriately. The attraction and retention of top executive talent are primary goals for our compensation policy. We believe this benchmarking data helps us to balance our need to compete for talent with the need to maintain a reasonable and responsible cost structure. Other than Towers Watson, we have not retained any compensation consultant to review our policies and procedures relating to executive compensation. We expect that our Compensation Committee will continue to engage either Towers Watson or another compensation consulting firm to provide advice as to executive compensation. Besides benchmarking surveys used in connection with compensation of our European employees, Towers Watson provides no other services for us. In 2009, Towers Watson received fees of less than $120,000. All services provided by Towers Watson are approved in advance by the Compensation Committee chair.

Total Direct Compensation

Base Salaries

For 2009, our cash compensation consisted of base salary and cash incentive compensation. The Compensation Committee's market analysis, including a review of the 2009 Executive Peer Group and the 2009 Survey Group data, is one of the determinants of cash compensation for our executives. One goal of the Compensation Committee is to fix base salaries on a basis generally in line with base salary levels for comparable companies. The Compensation Committee sets, or, in the case of our Chief Executive Officer, recommends to the board, base salary levels for executive officers each year based on a number of factors, including: the status of the competitive marketplace for such positions, a comparison of base salaries for comparable positions at comparable companies within the enterprise software industry (as well as within the 2009 Executive Peer Group and the 2009 Survey Group), the scope and responsibilities associated with the position, and the previous experience and knowledge of the individual.

As was the case for other software companies, the impact of the global recession made 2009 a challenging year for our company. Accordingly, our Compensation Committee concluded that base salaries for 2009 would remain unchanged across the Company, including the executive team. As the economic climate improves, we will carefully consider adjustments to base salaries.

Variable Compensation

On March 24, 2009, our Compensation Committee recommended, and our Board of Directors adopted, the 2009 Executive Management Cash Compensation Plan (the "2009 Compensation Plan") that is designed to reward our executives for superior performance. The 2009 Compensation Plan established criteria for awarding annual cash incentive compensation for fiscal year 2009 to our executive officers. Target annual cash incentive compensation ranged from approximately 43% to 130% of the base salaries of our Named Executive Officers (with a mean of 69%) and was determined based on, among other factors, position, individual compensation mix, and market benchmarks.

Under the 2009 Compensation Plan, a specified portion of each executive's annual cash incentive compensation target was dependent on our adjusted revenue and adjusted operating profit for 2009, and the balance was dependent on the achievement of individual quantitative and qualitative goals specific to each executive. Our executive officers were not eligible to receive any portion of the target compensation unless we achieved more than 50% of our adjusted operating profit goal for 2009. However, irrespective of our adjusted operating profit goal, our Senior Vice President of Worldwide Sales and Senior Vice President of Services were eligible to receive quarterly cash incentives based on revenue-related metrics set forth in their plans.

The corporate and individual performance goals that were quantitative in nature included the following:

Performance Metric	Definition
Corporate goals (applicable to all executive officers):	
Adjusted Revenue	*GAAP revenue, less GAAP license revenue plus non-GAAP product license bookings. Product license bookings are defined as the sale of perpetual software licenses.*
Adjusted Operating Profit	*GAAP operating profit, less GAAP revenue plus Adjusted Revenue, as defined above, plus stock-based compensation expense.*
Individual goals (applicable to specified executive officers):	
On Demand Bookings	*The value of new committed monthly recurring revenue for the On Demand line of business.*
Optimization Services Bookings	*The value of new committed monthly recurring revenue for the Optimization Services line of business.*
Optimization Services Revenue	*GAAP revenue for the Optimization Services line of business.*
Customer Service and Support Revenue	*GAAP revenue for the Customer Service and Support line of business.*
Worldwide Professional Services, Education and OnDemand Revenue	*GAAP revenue for the Professional Services, Education, and OnDemand lines of business.*
Worldwide Professional Services, Education and OnDemand Margin	*GAAP Gross Margin for the Professional Services, Education, and OnDemand lines of business.*
Gross Services Margin	*GAAP Gross Services Margin.*
Cash Management	*Effective management of cash as evidenced by cash flow from operations, percent of Accounts Receivable less than 60 days old and Days Sales Outstanding.*
Employee Satisfaction	*The annual voluntary attrition rate against the prior year's target.*

Goals that were established for each executive were tailored to such executives' roles and responsibilities, and included individual qualitative objectives. These quantitative and qualitative performance goals were weighted differently for each executive and tied directly to the areas over which the executive has functional responsibility. For example, our Chief Executive Officer had targets in three discrete areas (40% for ATG Adjusted Revenue, 40% for ATG Adjusted Operating Profit and 20% for individual goals). Individual goals, or "MBOs," are used to tie a portion of short term incentives to goals that can change from year to year depending on the needs of the Company. For example, our Chief Financial Officer was given the MBO to analyze and distribute benchmarking statistics for peer companies on a quarterly basis. Our Senior Vice President of

Marketing was given the MBO to deliver a strategic plan with customer and analyst input within a designated time frame. Our Senior Vice President of Business Development was given the MBOs to grow the optimization services ecosystem, to educate a target list of existing customers, and to create a designated number of optimization services reseller partnerships to test the viability of the channel.

All cash incentive payouts in 2009 were based on our achieving an initial performance threshold of 50% of the Adjusted Operating Profit target for the year. Once this threshold is met, the achievement for each executive's set of performance metrics, (e.g., Revenue, Cash Management, percentage of Professional Services Margin) was measured against payout tables which define a minimum level of performance for each metric, and a maximum payout percentage. The minimum thresholds and maximum payouts differ based on the criteria, but all represent achievement to payout ratios that are less than linear under 100% performance and greater than linear for over 100% performance. For example, if achievement of our target 2009 revenue was less than 80% (the minimum threshold for revenue) there would be no cash incentive payout. If achievement were 90% of our target 2009 revenue, the payout would be 85%, and if achievement were 108% of our target 2009 revenue, the payout for this criterion would be 116%.

The following table summarizes the Total Cash Compensation each Named Executive Officer earned in 2009:

2009	Base Salary ($)	Target Variable Incentive Compensation ($)	Actual Variable Incentive Compensation ($)	Percentage of Target Variable Incentive Compensation Achieved (%)	Elements of Variable Incentive Compensation and Weighting
Robert D. Burke	$400,000	$300,000	$300,000	100%	• Adjusted Operating Profit (40)% • Adjusted Revenue (40)% • Management By Objective Goals (20)%
Julie M.B. Bradley.....	250,000	120,000	117,000	98	• Adjusted Operating Profit (30)% • Adjusted Revenue (30)% • Cash Management (20)% • Management By Objective Goals (20)%
Barry E. Clark........	230,000	300,000	286,200	95	• Adjusted Operating Profit (Annually) (100)% • Adjusted Revenue (Quarterly) (40)% • Bookings (consisting of (i) Worldwide License and OnDemand Bookings and (ii) Optimization Services Bookings for EMEA) (Quarterly) (60)%
Lou Frio...........	230,000	100,000	114,750	115	• Adjusted Operating Profit (Annually) (100)% • Adjusted Revenue for all of ATG (only Q4) (25)% • Adjusted Revenue for Optimization Services (Q1, Q2, Q3) (25)% • Margins (Worldwide Professional Services/Education/Hosting) • Revenue (Customer Support Services) (25)% • Revenue (Worldwide Professional Services/Education/OnDemand) (25)%
Kenneth Z. Volpe......	250,000	120,000	119,160	99	• Adjusted Operating Profit (35)% • Adjusted Revenue (35)% • Management by Objective Goals (30)%

The final payout amount to our executive officers, except to our Chief Executive Officer, was approved by the Compensation Committee, including payout of any amounts over 100% of target and partial payments when targets were partially achieved. The final payout to our Chief Executive Officer was approved by the board upon the recommendation of the Compensation Committee.

For fiscal 2009, cash incentive compensation was paid to each Named Executive Officer. Our Named Executive Officers, other than our Chief Executive Officer, earned an aggregate of $637,110 in cash incentive compensation under the 2009 Compensation Plan, as set forth in the "Summary Compensation Table" on page 33, which amounted in aggregate to approximately 99.6% of their aggregate target incentive amount for 2009, based on the Company's and the executives' performance relative to the Company's and the executives' goals for 2009. Our Chief Executive Officer earned an aggregate of $300,000 in cash incentive compensation, or 100% of his target cash incentive, for 2009.

In addition to salary and participation in the 2009 Compensation Plan, the Compensation Committee has the discretion to respond to market pressures on the one hand, or superior performance on the other, by awarding appropriate cash bonuses. For example, in 2009 the Compensation Committee awarded Mr. Clark and Mr. Frio $50,000 and $20,000, respectively, as one-time cash bonuses, in addition to the incentive compensation to which they were entitled under our 2008 Executive Management Compensation Plan. These one-time cash bonuses were awarded in connection with Mr. Clark's and Mr. Frio's respective performance related to our outstanding business results in 2008.

Equity Incentive Compensation

Objectives

We use equity compensation to motivate and reward strong corporate performance and to retain valued executives. We also use equity incentive awards as a means to attract and recruit qualified executives. We believe that equity awards serve to align the interests of our executives with those of our stockholders by rewarding them for stock price growth. By having a significant percentage of the named executive officer's total target compensation payable in the form of equity that is subject to higher risk than cash compensation, and the value of which is dependent on our stock price, our executives are motivated to align themselves with our stockholders by taking actions that will benefit us and our stockholders in the long-term. In 2009, the percentage of our Named Executive Officers' Total Direct Compensation that was attributable to long-term equity based awards ranged from 56%, in the case of our Chief Executive Officer, to 42%, in the case of our Senior Vice President, Worldwide Sales.

Grants

Our executive officers are eligible to receive equity incentive awards under the 1996 Plan, which generally are made on an annual basis. The board, upon recommendation from the Compensation Committee, reviews and approves equity incentive awards for our Chief Executive Officer. The Compensation Committee, relying in part on recommendations from our Chief Executive Officer, approves equity incentive awards to the other executive officers. The Compensation Committee and board meetings at which these awards are approved generally occur during the first quarter of each fiscal year. The Compensation Committee may on occasion issue equity incentive awards at other times if it determines the awards are necessary for retention, to reward extraordinary performance, or in connection with a promotion. Newly hired executive officers generally receive sign-on stock option grants at their hire dates, subject to the approval of the Compensation Committee.

We began using RSU awards in 2007 as our primary form of equity compensation for employees. A RSU is a contractual right which entitles the holder to receive, upon its vesting, one share of our Common Stock. Since 2007, we have issued RSU awards to our executives officers with time-based vesting and also with performance-based vesting. Executive officers do not pay any purchase price for RSUs, meaning the awards have value at the time they vest, even if our stock price does not rise. Therefore, RSUs have a higher fair value at the time of grant, on a per-share basis, than do stock options. RSUs encourage retention through the use of time-based vesting, regardless of short-term stock price fluctuations. In contrast, stock options may have little perceived retentive value if the stock price declines after the grant date, but may provide a greater incentive to bring about stock price increases than the other types of equity compensation. All our RSU agreements with our executives provide that at the time any underlying shares of our Common Stock become issuable to the holder upon vesting, we may elect either to withhold from the holder, or to cause to be issued to the holder and sold in the open market, a sufficient number of shares to satisfy the holder's minimum tax withholding obligations.

In establishing the number of shares subject to equity awards, the Compensation Committee takes into account its assessment of each executive's role and past and expected future performance. In March 2009, our Named Executive Officers received an annual equity grant consisting of both time-based and performance-based RSUs (the "Annual Grant"). At the same time, the Compensation Committee awarded our Named Executive Officers a special time-based recognition grant (the "Recognition Grant") to reward our executives for our excellent 2008 financial results in a very difficult economic environment. We achieved record revenue, as revenue for the full year 2008 grew to $164.6 million, a 20% increase over full year 2007 revenue of $137.1 million. This Recognition Grant aimed to recognize their accomplishments and to serve as a retention tool.

In 2009, other than a stock option grant to our Senior Vice President of Marketing in connection with her hire, the equity awards we granted to our executive officers consisted only of RSUs of two types: performance-based RSUs and time-based RSUs.

Performance-Based Awards

Performance-based vesting units are intended primarily to provide our executives with incentives to improve our company's performance, as the executives benefit from these awards only if we meet the financial goals specified in the awards. Performance-based RSUs are unvested on the date of grant and are subject to both performance-based vesting conditions as well as a time-based vesting schedule. The RSUs underlying each award must be earned pursuant to the performance-based criteria determined by the Compensation Committee and set forth in the applicable RSU agreement.

At the time of the initial performance-based grant, the Compensation Committee sets the maximum number of units for each award. The actual number of units earned is dependent on our achievement of Adjusted Operating Profit threshold and Adjusted Revenue goals for the fiscal year in which the award is granted. Each award terminates, unvested, if we do not achieve an Adjusted Operating Profit threshold for the year in which the unit was granted, as defined in the award agreement. However, if the Adjusted Operating Profit threshold is met, then the holder is eligible to earn up to the maximum number of RSUs underlying the award. The final determination of the number of earned RSUs is based on our Adjusted Revenue for the fiscal year in which the award is granted. If our Adjusted Revenue equals or exceeds the target specified in the award, then the holder earns the maximum number of units subject to the award. If our Adjusted Revenue is greater than 80% but less than 100% of the specified target, then the holder earns a percentage of the maximum number of units based a schedule specified in the agreement. If our Adjusted Revenue does not exceed 80% of the target, no RSUs are earned.

Once earned, and provided that the holder continues to be employed by us, performance-based RSUs then vest over time, typically four years, with 25% of the earned units vesting on each anniversary of the date of grant (or such other date as determined by the Compensation Committee) so that the award is fully vested on the fourth anniversary of the date of grant. The 2009 performance-based awards, to the extent earned, will vest in full immediately in any calendar year in the event that we achieve a certain Adjusted Revenue target. It is uncertain at this time whether such a contingency is likely to occur.

Based on our financial performance in 2009, 92% of the performance-based awards were earned and will vest 25% on May 17, 2010, and 25% on each of March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

Time-Based Awards

Time-based vesting units are intended primarily to provide a competitive level of compensation and to serve as retention tools, as they would provide an incentive to remain employed by us even if our stock price were to decrease due to economic conditions, market volatility or other factors. Time-based RSUs vest in installments based solely upon the lapse of time, provided that the holder continues to be employed by us. The time-based RSUs granted to our executive officers in 2009 will vest 25% on May 17, 2010, and 25% on each of March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

Determination of Awards

To assist it in determining the number of shares to be subject to equity awards in 2009, our Compensation Committee asked Towers Watson to compare the aggregate value of the equity awards proposed to be granted to each of our executives to the values of equity awards received by executives of comparable pay rank in the 2009 Executive Peer Group. Towers Watson measured these values using the binomial method. Towers Watson concluded that, due to the uncertainty of achieving the performance targets, our performance-based RSUs had a value approximately half that of time-based RSUs for an equivalent number of shares. For each executive, the aggregate value of the awards he or she received in 2009 approximated the median value of the awards received by executives of comparable pay rank in the 2009 Executive Peer Group, as modified by the Compensation Committee's assessment of each executive's role and past and expected future performance.

In determining the mix of performance-based awards and time-based awards to be granted, our Compensation Committee considered the nature of each executive's role and expected contribution and the differing compensation goals served by the various types of awards. For our executive officers, our Compensation Committee concluded that the mix of awards should be weighted between providing incentives to improve our company's performance and consideration of retention.

Other Compensation

We maintain broad-based benefits that are provided to all employees, including company-subsidized health and dental insurance, life and disability insurance, a 401(k) plan, an employee assistance plan, and standard company holidays. Information regarding such additional compensation is provided in the *Summary Compensation Table* below in the column noted as "Other Compensation."

Pension Benefits

We do not provide pension arrangements or post-retirement health coverage for our executives or employees. Our executive officers are eligible to participate in our 401(k) contributory defined contribution plan. In any plan year, we may contribute to each participant a matching contribution equal to up to 50% of the first 6% of the participant's compensation that has been contributed to the plan, up to the maximum matching contribution permitted under the Internal Revenue Regulations. All our executive officers (excluding our Chief Financial Officer) participated in our 401(k) plan during fiscal 2009 and received matching contributions. We do not provide any nonqualified defined contribution or other deferred compensation plans.

Health Benefits

We believe that it is better to support executives and employees in preventative health measures rather than to provide only for coverage for diagnosis and treatment of illness. We pursue this goal through a number of methods, such as reimbursements for physicals, fitness rooms/subsidy on health club memberships and monthly wellness programs. We have managed to limit medical plan (including dental and vision benefits) cost increases to approximately 5% from 2008 as compared to 2009. This cost is shared by us and participating employees. We believe that one of the most effective ways to attract and retain valuable executives is to provide benefits that help them to properly maintain their health.

Summary Compensation Table

The following table provides information with respect to the compensation earned in 2007, 2008 and 2009 by our Named Executive Officers:

Name and Principal Position	Year	Salary($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(3)(4)	All Other Compensation ($)(5)	Total ($)
Robert D. Burke	2009	$400,000	—	$897,600	—	$300,000	$16,707	$1,614,307
President and Chief	2008	387,308(1)	—	732,000	$504,420	286,200	15,778	1,925,706
Executive Officer	2007	350,000	—	657,000	—	174,125	15,284	1,196,409
Julie M.B. Bradley	2009	250,000	—	396,000	—	117,000	12,119	775,119
Senior Vice President,	2008	244,923	—	402,600	—	118,560	11,415	777,498
Chief Financial Officer, Treasurer and Secretary	2007	230,000	—	175,200	—	94,175	8,890	508,265
Barry E. Clark	2009	230,000	—	396,000	—	286,200	19,800	932,000
Senior Vice President of	2008	227,461	50,000	475,800	—	238,900	18,782	1,010,943
Worldwide Sales	2007	220,000	15,000	219,000	—	234,947	18,004	706,951
Lou Frio	2009	230,000	—	396,000	—	114,750	19,191	759,941
Senior Vice President of	2008	230,000	20,000	402,600	—	51,860	18,819	723,279
Services	2007	230,000	3,600	175,200	—	58,781	18,292	485,873
Kenneth Z. Volpe	2009	250,000	—	396,000	—	119,160	19,223	784,383
Senior Vice President of	2008	247,461	—	402,600	—	113,760	18,085	781,906
Products and Technology	2007	240,000	—	219,000	—	93,675	16,978	569,653

(1) This amount reflects Mr. Burke's base salary increase to $400,000 on March 10, 2008.

(2) These amounts represent one-time discretionary management bonuses given to certain Named Executive Officers in connection with their performance.

(3) The amount shown does not reflect compensation actually received by the Named Executive Officer. Instead, the amount shown represents the grant date fair value of the award, which will be recognized as expense in our financial statements over the vesting period of the RSUs and stock options. The value of the RSUs that are subject to performance-based vesting is based upon our estimate as of the grant date that the probable outcome would be 100% achievement of the performance-based conditions on the grant date. Mr. Burke's 2008 option award amount shown was computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC Topic 718"). Pursuant to the applicable SEC rules, the amounts shown for performance-based awards exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in the valuation of Mr. Burke's 2008 option award are described in Notes 1(p) and 5 of the consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2008. Key assumptions for stock options include: risk-free interest rate, expected life of the stock options, expected stock price volatility and expected dividend yield. The specific assumptions used in the valuation of Mr. Burke's 2008 stock option award are summarized in the table below:

Grant Date	Risk Free Rate	Expected Life	Expected Volatility	Expected Dividend Yield
3/24/08	3.31%	6.25 Years	75.51%	0.00%

(4) Represents payments made under our 2007, 2008 and 2009 executive management compensation plans.

(5) "All Other Compensation" is comprised of the company-paid health, dental and other insurance programs and/or our 401(k) match. Perquisites and other personal benefits, if any, have been excluded because they

did not exceed $10,000 in the aggregate for any Named Executive Officer. The following table details the breakdown of All Other Compensation for 2009 for each Named Executive Officer:

	Company-paid Health ($)	All Other Compensation (including 401 (k) Match, Company-paid Dental, Vision Plan, Life Insurance, and Disability) ($)
Robert D. Burke	$ 7,365	$9,343
Julie M.B. Bradley	10,127	$1,993
Barry E. Clark	11,169	$8,631
Lou Frio	10,127	$9,065
Kenneth Z. Volpe	10,127	$9,097

Grants of Plan-Based Awards for 2009

The following table provides information about stock awards and non-equity incentive awards granted to our Named Executive Officers during the year ended December 31, 2009.

Name	Grant Date	Estimated Target Payouts Under Non-Equity Incentive Plan Awards ($)(1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	Grant Date Fair Value of Stock Awards ($)(6)
Robert D. Burke	March 24, 2009	$300,000	—	—
	March 27, 2009	—	150,000(3)	$396,000
	March 27, 2009	—	150,000(4)	$396,000
	March 27, 2009	—	40,000(5)	$105,600
Julie M.B. Bradley	March 24, 2009	$120,000	—	—
	March 27, 2009	—	65,000(3)	$171,600
	March 27, 2009		65,000(4)	$171,600
	March 27, 2009	—	20,000(5)	$ 52,800
Barry E. Clark	March 24, 2009	$300,000	—	—
	March 27, 2009	—	65,000(3)	$171,600
	March 27, 2009		65,000(4)	$171,600
	March 27, 2009	—	20,000(5)	$ 52,800
Lou Frio	March 24, 2009	$100,000	—	—
	March 27, 2009	—	65,000(3)	$171,600
	March 27, 2009		65,000(4)	$171,600
	March 27, 2009	—	20,000(5)	$ 52,800
Kenneth Z. Volpe	March 24, 2009	$120,000	—	—
	March 27, 2009	—	65,000(3)	$171,600
	March 27, 2009		65,000(4)	$171,600
	March 27, 2009	—	20,000(5)	$ 52,800

(1) Represents the target cash incentive payouts for 2009 for our 2009 Compensation Plan. There are no minimum or maximum payments under the plan. The following details the actual payouts for 2009 for each Named Executive Officer: Robert D. Burke, $300,000; Julie M.B. Bradley, $117,000; Barry E. Clark, $286,200; Lou Frio, $114,750; and Kenneth Z. Volpe, $119,160.

(2) Represents RSUs awarded under our 1996 Plan. Each RSU is a contractual right which entitles the holder to receive, upon its vesting, one share of our Common Stock.

(3) Represents time-based RSUs that vest in installments based solely upon the lapse of time. These units vest in four equal installments, at the rate of 25% per year, on May 17, 2010, March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

(4) Represents performance-based RSUs, which are unvested on the date of grant and are subject to both performance-based vesting conditions as well as a time-based vesting schedule. Based on our financial performance in 2009, 92% of the performance-based component of each award was earned. The earned portion vests in four equal installments at the rate of 25% per year, on May 17, 2010, March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

(5) Represents the Recognition Grant of time-based RSUs that vest in installments based solely upon the lapse of time. These units vest in four equal annual installments at the rate of 25% per year, on May 17, 2010, March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

(6) The amount shown does not reflect compensation actually received by the Named Executive Officer. Instead, the amount shown represents the grant date fair value of the stock award, which will be recognized as expense in our financial statements over the vesting period of the award. The value of the stock award that is subject to performance-based vesting is based upon our estimate as of the grant date that the probable outcome would be 100% achievement of the performance-based conditions. The grant date fair value of the stock awards was computed in accordance with the provisions of ASC Topic 718. Pursuant to the applicable SEC rules, the amounts shown for performance-based stock awards exclude the impact of estimated forfeitures related to service-based vesting conditions.

Outstanding Equity Awards at Fiscal Year-End for 2009

The following table provides information about RSUs and other outstanding equity awards that were held by our Named Executive Officers at December 31, 2009.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not vested (#)	Market Value of Shares or Units of Stock that have not vested ($)(7)
Robert D. Burke	87,500	112,500	$ 3.66	3/24/2018(1)	328,000(4)	$1,479,280
	187,499	12,501	2.93	2/28/2016(1)	150,000(5)	676,500
	265,000	—	1.27	1/27/2015(2)	150,000(6)	676,500
	225,000	—	1.57	1/30/2014(2)		
	400,000	—	1.29	1/2/2013(2)		
	500,000	—	1.44	12/5/2012(2)		
Julie M. B. Bradley	79,688	5,313	2.93	2/28/2016(1)	144,800(4)	653,048
	200,000	—	1.13	7/18/2015(2)	78,375(5)	353,471
					40,000(6)	180,400
Barry E. Clark	84,375	5,625	2.93	2/28/2016(1)	144,800(4)	653,048
	100,000	—	1.26	1/25/2015(2)	91,725(5)	413,680
	240,000	—	1.45	2/19/2014(2)	50,000(6)	225,500
Lou Frio	68,749	41,251	2.85	7/5/2016(3)	144,800(4)	653,048
					78,375(5)	353,471
					40,000(6)	180,400
Kenneth Z. Volpe	121,874	8,126	2.93	2/28/2016(1)	144,800(4)	653,048
	100,000	—	1.26	1/25/2015(2)	78,375(5)	353,471
					50,000(6)	225,500
	50,000	—	1.57	1/30/2014(2)		
	30,000	—	1.63	11/13/2013(2)		
	26,250	—	0.91	4/21/2013(2)		
	4,000	—	3.90	1/8/2012(2)		
	15,000	—	2.13	8/3/2011(2)		
	2,000	—	9.31	5/2/2011(2)		
	8,266	—	4.78	4/9/2011(2)		
	10,000	—	78.00	10/18/2010(2)		

(1) This stock option vests in sixteen equal quarterly installments beginning on the three-month anniversary of the date of grant.

(2) This stock option is fully vested.

(3) 25% of the shares subject to this stock option vest one year after the grant date, and the remaining shares vest in twelve equal quarterly installments thereafter.

(4) These RSUs were granted on March 27, 2009 and vest at a rate of 25% per year on May 17, 2010, March 6, 2011, March 6, 2012 and March 6, 2013, provided that the executive is employed by us on each of those dates.

(5) These RSUs were granted on March 24, 2008 and vested 25% on March 6, 2009 and will vest 25% on May 17, 2010, March 6, 2011, and March 6, 2012, provided that the executive is employed by us on each of those dates.

(6) These RSUs were granted on April 12, 2007 and vested 25% on May 12, 2008 and 25% on May 12, 2009 and will vest 25% on May 17, 2010 and May 12, 2011, provided that the executive is employed by us on each of those dates.

(7) The value is based on the closing sale price for our Common Stock as reported by the Nasdaq Stock Market on December 31, 2009, which was $4.51.

Stock Option Exercises and Stock Vested for 2009

The following table provides information about stock option exercises by our Named Executive Officers as well as RSUs held by them that vested during the year ended December 31, 2009.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(3)
Robert D. Burke	—	—	125,000	$362,000
Julie M.B. Bradley	—	—	46,125	123,140
Barry E. Clark	—	—	55,575	149,596
Lou Frio	55,000	82,500(1)	46,125	123,140
Kenneth Z. Volpe	75,000	252,750(2)	51,125	140,340

(1) The estimated value realized upon exercise of options is calculated based on the difference between the closing market price of our Common Stock on the date of exercise, November 9, 2009, at $4.35, and the $2.85 exercise price of the exercised option.

(2) The estimated value realized upon exercise is calculated based on the difference between the closing market price of our Common Stock on the date of exercise, August 13, 2009, at $4.33, and the $0.96 exercise price of the exercised option.

(3) The value realized on the vesting of RSUs is equal to the number of shares that vested multiplied by the closing price of our Common Stock on the Nasdaq Stock Market on the applicable dates of vesting: March 6, 2009 at $2.08 and May 12, 2009 at $3.44. This calculation does not account for shares withheld for tax purposes, but rather refers to the gross value realized.

Agreements with our Chief Executive Officer

On December 4, 2002, we entered into a letter agreement with Robert D. Burke, our President and Chief Executive Officer which was amended on March 28, 2003 and further amended and restated on November 8, 2004, and on April 14, 2008. In the 2008 amendment, Mr. Burke's annual base salary was increased to $400,000 from $350,000 and his target cash incentive compensation was increased to $300,000 from $200,000.

In the event that Mr. Burke is terminated under specified circumstances, Mr. Burke will receive severance benefits under his employment agreement. The agreement provides that if we terminate his employment without cause, or if he resigns for good reason, we will continue to pay his base salary and all employee benefits for the twelve month period following his termination. This payment during such a twelve month period would be in addition to any accrued obligations, such as any annual cash incentive compensation earned for our most recently completed fiscal year and not yet paid, his base salary through the date of termination, any deferred compensation and any accrued vacation pay. Among other events that constitute good reason for Mr. Burke's resignation is a change in control that results in our no longer having a publicly traded class of securities, or our no longer being subject to reporting requirements under the Securities Exchange Act of 1934.

In the event of a change in control, all of Mr. Burke's outstanding stock options and other stock awards will vest in full under his employment agreement. In addition, upon such change in control, we will pay Mr. Burke the amount, if any, necessary to compensate him for any excise taxes that he may owe under Section 4999 of the Internal Revenue Code of 1986 as a result of payments we make to him in connection with the change in control. If a change of control occurs *and* within eighteen months we either terminate Mr. Burke without cause, or he resigns for good reason, Mr. Burke will receive his pro-rated target cash incentive in the year in which the termination occurs, base salary and health benefits for eighteen months, and one and a half times his then-current target cash incentive.

Other Executives' Severance and Change in Control Arrangements

Other than with our Chief Executive Officer, we have not entered into any agreements which provide for severance arrangements for our Named Executive Officers, senior vice presidents, or other executives. Except for our Chief Executive Officer, our Named Executive Officers, senior vice presidents, and other executives are employed "at will." However, we have entered into agreements which address severance and other compensation upon a change of control for our Named Executive Officers, senior vice presidents, and other executives.

Our Named Executive Officers and other executives reporting directly to our Chief Executive Officer, along with vice presidents of the Company, entered into Change in Control Agreements on April 18, 2008. The agreements provide that upon a change in control, 50% of the executive's outstanding stock options and other stock awards will automatically vest. In addition, upon a change in control and either (a) the termination of the executive without cause or (b) termination by the executive due to good reason, within twelve months of the change in control, the executive will receive his or her pro-rated target cash incentive in the year the termination occurs, base salary and benefits for twelve months, an amount equal to his or her target cash incentive for the year in which termination occurs, and acceleration of his/her remaining unvested stock awards.

The following table quantifies the amounts that would be payable to our Named Executive Officers upon a change of control and termination of their respective employments. The amounts shown assume that the terminations were effective on the last day of our fiscal year, or December 31, 2009.

Payments Resulting from a Change in Control

Name	Salary and Incentive Compensation ($)	Value of Vested Equity as of December 31, 2009 upon a Change of Control ($)	Benefits ($)	Outplacement Services ($)	Total ($)
Robert D. Burke	$1,350,000(1)	$7,661,380(3)	$16,707	$15,000	$9,043,087
Julie M.B. Bradley	490,000(2)	1,997,219(4)	12,119	15,000	2,514,338
Barry E. Clark	830,000(2)	2,493,828(4)	19,800	15,000	3,358,628
Lou Frio	430,000(2)	1,369,519(4)	19,191	15,000	1,833,710
Kenneth Z. Volpe	490,000(2)	2,128,459(4)	19,223	15,000	2,652,682

(1) Consists of (a) eighteen (18) months of Mr. Burke's annual base salary for 2009, (b) a pro-rated target cash incentive for 2009 and (c) a payment of one and a half times the target cash incentive for 2009.

(2) Consists of (a) twelve (12) months of the named executive officer's annual base salary for 2009, (b) a pro-rated target cash incentive for 2009 and (c) a payment equal to the target cash incentive for 2009.

(3) Represents the value of all vested and outstanding long-term incentive awards (both options and RSUs), based on a stock price of $4.51 (the closing price of the Company's Common Stock on the Nasdaq Stock Market on December 31, 2009). Pursuant to Mr. Burke's Amended and Restated Employment Agreement, all unvested options and RSUs would accelerate upon the assumed change in control.

(4) Represents the value of all vested and outstanding long-term incentive awards (both options and RSUs), based on a stock price of $4.51 (the closing price of the Company's Common Stock on the Nasdaq Stock Market on December 31, 2009). Pursuant to the Named Executive Officers' change in control agreements, all unvested options and RSUs would accelerate upon an assumed change in control and termination without cause by ATG or by the individual for good reason (as defined in the agreements).

Director Compensation

Overview and Compensation Philosophy

We stress many of the same areas of importance with director compensation as we do in executive compensation, including the desire to attract top talent and retain that talent with competitive and fair compensation. We reviewed a peer group provided by Towers Watson substantially similar to the 2009 Executive Peer Group. We also reimburse directors living outside of the greater Boston area for travel and living expenses for attending regular board meetings and committee meetings.

In fiscal 2009 we compensated our non-employee directors as follows:

- We paid an annual cash retainer of $15,000 to each of our non-employee directors.
- To compensate for the additional work imposed by these roles, we paid the Chair of the Board of Directors and the Chair of the Audit Committee an additional annual retainer of $10,000 each, and we paid the Chair of the Nominating and Governance Committee and the Chair of the Compensation Committee an additional annual retainer of $7,500 each.
- We paid each non-employee director for attending meetings of the Board of Directors and committees of the board as follows: $2,000 for each meeting of the board, and $1,000 for each meeting of a committee of the board.
- Our non-employee directors continuing in office receive a RSU grant of 28,000 shares of our Common Stock on the date of each Annual Meeting of Stockholders, and on such other date on which a non-employee director is first elected. The RSU grant will vest after one year beginning from the time of the grant. All RSUs granted to non-employee directors will vest fully upon a change of control.

Non-Employee Director Compensation Table for Fiscal 2009

The following table summarizes the compensation earned by our non-employee directors during the year ended December 31, 2009.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Michael A. Brochu	$47,000	$93,800	$140,800
David B. Elsbree	59,000	93,800	152,800
John R. Held	52,000	93,800	145,800
Ilene H. Lang	43,000	93,800	136,800
Mary E. Makela	64,500	93,800	158,300
Daniel C. Regis	59,000	93,800	152,800
Phyllis S. Swersky	59,500	93,800	153,300

(1) Includes $15,000 annual retainer and fees earned in 2009 for attendance at board or committee meetings. Also includes an additional annual retainer of $10,000 to each of Mr. Elsbree and Mr. Regis and $7,500 to each of Ms. Makela and Ms. Swersky for service as chairperson of the board or a committee of the board, in accordance with the Director Compensation Plan.

(2) The stock award is a RSU which provides the holder with the right to receive shares of our stock upon vesting. The amount shown does not reflect compensation actually received by the non-employee Director. Instead, the amount shown represents the grant date fair value of the stock award, which will be recognized as expense in our financial statements over the vesting period of the award. The grant date fair value of the stock awards was computed in accordance with the provisions of ASC Topic 718, based on the closing price of our Common Stock on the Nasdaq Stock Market on the date of grant.

Compensation Committee Report

The Compensation Committee reviewed the "Compensation Discussion and Analysis" section of this proxy statement and discussed the section with management. Based on this review and discussions with management, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis section be included in this proxy statement.

COMPENSATION COMMITTEE

Mary E. Makela, Chair
Michael A. Brochu
John R. Held
Phyllis S. Swersky

Compensation Committee Interlocks and Insider Participation

Michael A. Brochu, John R. Held, Mary E. Makela and Phyllis S. Swersky served on the Compensation Committee during 2009. Other than Mr. Brochu's former role with the Company which ended in November 2004, none of these directors have ever been an officer or employee of the Company or of any of our affiliates. None of our executive officers serves as a director or member of the compensation committee, or other committee serving an equivalent function, of any other organization that has one or more of its executive officers serving as a member of our Board of Directors or Compensation Committee.

INFORMATION ABOUT STOCK OWNERSHIP

The following table provides information as of March 31, 2010 with respect to the beneficial ownership of our Common Stock by:

- each person known by us to own beneficially more than 5% of our outstanding shares of Common Stock;
- each of our directors;
- each of our Named Executive Officers; and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act and is based on 156,785,069 shares of our Common Stock outstanding as of March 31, 2010. Amounts under the heading "Right to Acquire" represent shares that may be acquired upon the vesting of RSUs within 60 days of March 31, 2010 or the exercise of stock options that are currently exercisable or exercisable within 60 days of March 31, 2010. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or RSUs held by that person that are currently exercisable within 60 days of March 31, 2010 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is c/o Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts 02142.

Name	Shares Beneficially Owned			
	Outstanding	Right to Acquire(5)	Total	Percent(10)
FMR, LLC(1)	11,728,916	—	11,728,916	7.5%
Blackrock, Inc.(2)	6,822,960	—	6,822,960	4.4%
The Vanguard Group, Inc.(3)	6,567,879	—	6,567,879	4.2%
Wellington Management Company, LLP(4)	2,653,700	—	2,653,700	1.7%
Robert D. Burke	165,168	1,897,000	2,062,168	1.3%
Michael A. Brochu	65,537	945,370	1,010,907	*
Kenneth Z. Volpe	55,584	462,841	518,425	*
Barry E. Clark	—	521,775	521,775	*
Julie M.B. Bradley	—	367,325	367,325	*
Ilene H. Lang	231,245(6)(7)	128,000	359,245	*
Phyllis S. Swersky	145,295	173,000	318,295	*
John R. Held	143,095	153,000	296,095	*
Daniel C. Regis	77,755(8)	180,835	258,590	*
David B. Elsbree	147,003(9)	103,000	250,003	*
Mary E. Makela	75,595	153,000	228,595	*
Louis R. Frio Jr.	45,777	178,574	224,351	*
All directors and executive officers as a group (15 persons)	1,192,108	5,918,798	7,110,906	4.5%

* Less than 1%.

(1) This disclosure is based on an amendment to Schedule 13G filed with the SEC on February 16, 2010. The Schedule 13G/A was filed on behalf of FMR LLC and Edward C. Johnson 3d, Chairman of FMR LLC, with an address of 82 Devonshire Street, Boston, Massachusetts 02109. The Schedule 13G/A discloses that they had sole power to dispose or to direct the disposition of 11,728,916 shares. These shares are beneficially owned through Fidelity Management and Research Company, Pyramis Global Advisors, LLC and Pyramis Global Advisors Trust Company, wholly owned subsidiaries of FMR LLC, and Fidelity International Limited, a partnership controlled by the Johnson family.

(2) This disclosure is based on a Schedule 13G filed with the SEC on January 29, 2010. The address of the reporting person is 40 East 52nd Street, New York, New York 10022. The Schedule 13G discloses that

they had sole power to dispose or to direct the disposition of 6,822,960 shares. At the time of the filing the reporting person reported that the Schedule 13G was filed by the reporting person in its capacity as a registered investment advisor.

(3) This disclosure is based on a Schedule 13G filed with the SEC on February 8, 2010. The address of the reporting person is 100 Vanguard Blvd, Malvern, PA 29355. The Schedule 13G discloses that they had sole power to dispose or to direct the disposition of 6,383,485 shares. Schedule 13G discloses that they had shared power to dispose or to direct the disposition of 184,394 shares. At the time of the filing the reporting person reported that the Schedule 13G was filed by the reporting person in its capacity as a registered investment advisor.

(4) This disclosure is based on an amendment to Schedule 13G filed with the SEC on February 12, 2010. The address of the reporting person is 75 State Street, Boston, Massachusetts 02109. The Schedule 13G/A discloses that they had sole power to dispose or to direct the disposition of 0 shares. The Schedule 13G/A discloses that they had shared power to dispose or to direct the disposition of 2,653,700 shares. At the time of the filing the reporting person reported that the Schedule 13G was filed by the reporting person in its capacity as a registered investment advisor.

(5) Shares included in the "Right to Acquire" column consist of shares that may be acquired through the exercise of options or vesting of RSUs within 60 days of the date of this table.

(6) Includes 48,000 shares held in a profit sharing plan in which Ms. Lang's husband has an indirect and indeterminate beneficial interest.

(7) Includes 130,150 shares held directly by Ms. Lang's husband.

(8) Includes 24,000 shares that are held directly by Regis Investments, L.P.

(9) Includes 4,000 shares held directly by Mr. Elsbree's wife.

OTHER MATTERS

Related Party Transactions

Our Audit Committee reviews and approves all related party transactions required to be disclosed pursuant to applicable SEC rules and discusses with management the business rationale for any such transactions and whether appropriate disclosures have been made.

Compliance with Section 16(a) of The Exchange Act

Section 16(a) of the Securities Exchange Act requires our directors and executive officers and holders of 10% or more of our securities to file reports of holdings and transactions in our equity securities with the SEC. We are also required to identify any such holders who fails to timely file with the SEC any required report relating to ownership or changes in ownership of our equity securities. Based solely upon a review of Forms 3, 4 and 5 filed with the SEC and, in some cases, written representations furnished to us, we believe that for fiscal 2009, our executive officers and directors complied with all applicable Section 16(a) filing requirements.

Householding

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Notice, or one copy of our proxy statement or annual report may have been sent to multiple stockholders in your household. We will promptly deliver separate copies of the Notice or our proxy statement and annual report to you if you call us at (617) 386-1000 or write us at Art Technology Group, Inc., One Main Street, Cambridge, Massachusetts 02142, Attention: Secretary. If you want to receive separate copies of the Notice, proxy statement or annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address and phone number.

APPENDIX A

As amended through

April 12, 2010

ART TECHNOLOGY GROUP, INC.

AMENDED AND RESTATED 1996 STOCK OPTION PLAN

1. *Purpose.* The purpose of this Amended and Restated 1996 Stock Option Plan (the "Plan") of Art Technology Group, Inc., a Delaware corporation (the "Company"), is to advance the interests of the Company's stockholders by enhancing the Company's ability to attract, retain and motivate persons who are expected to make important contributions to the Company and by providing such persons with equity ownership opportunities and performance-based incentives that are intended to better align their interests with those of the Company's stockholders. Except where the context otherwise requires, the term "Company" shall include any of the Company's present or future parent or subsidiary corporations as defined in Section 424(e) or (f) of the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder (the "Code") and any other business venture (including any joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board of Directors of the Company (the "Board").

2. *Eligibility.* All of the Company's employees, officers, directors, consultants and advisors are eligible to receive options, stock appreciation rights, restricted stock and other stock-based awards (each, an "Award") under the Plan. Each person who receives an Award under the Plan is deemed a "Participant."

3. *Administration and Delegation.*

(a) *Administration by Board.* The Plan will be administered by the Board. The Board shall have authority to grant Awards and to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it shall deem advisable. The Board may correct any defect, supply any omission or reconcile any inconsistency in the Plan or any Award in the manner and to the extent it shall deem expedient to carry the Plan into effect (including the interpretation and implementation of Section 11(g)) and it shall be the sole and final judge of such expediency. All decisions by the Board shall be made in the Board's sole discretion and shall be final and binding on all persons having or claiming any interest in the Plan or in any Award. No director or person acting pursuant to the authority delegated by the Board shall be liable for any action or determination relating to or under the Plan made in good faith.

(b) *Appointment of Committees.* To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean the Board or a Committee of the Board or the officers referred to in Section 3(c) to the extent that the Board's powers or authority under the Plan have been delegated to such Committee or officers.

(c) *Delegation to Officers.* To the extent permitted by applicable law, the Board may delegate to one or more officers of the Company the power to grant Awards to employees or officers of the Company or any of its present or future subsidiary corporations and to exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the terms of the Awards to be granted by such officers (including the exercise price of such Awards, which may include a formula by which the exercise price will be determined) and the maximum number of shares subject to Awards that the officers may grant; provided further that no officer shall be authorized to grant Awards to any "executive officer" of the Company (as defined by Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) or to any "officer" of the Company (as defined by Rule 16a-1 under the Exchange Act).

4. *Stock Available for Awards.*

(a) *Number of Shares.* Subject to adjustment under Section 9, Awards may be made under the Plan for up to 46,000,000 shares of common stock, $0.01 par value per share, of the Company (the "Common Stock"). If any Award expires or is terminated, surrendered or canceled without having been fully exercised or is forfeited in whole or in part (including as the result of shares of Common Stock subject to such Award being repurchased by the Company at the original issuance price pursuant to a contractual repurchase right) or results in any Common Stock not being issued, the unused Common Stock covered by such Award shall again be available for the grant of Awards under the Plan, subject, however, in the case of Incentive Stock Options (as hereinafter defined), to any limitations under the Code. Shares issued under the Plan may consist in whole or in part of authorized but unissued shares or treasury shares. Solely for the purpose of applying this limitation (and not for purposes of Section 4(b) below), each Option (each as hereinafter defined) granted under this Plan shall reduce the number of shares available for grant by one share for every one share granted, each SAR (each as hereinafter defined) granted under this Plan shall reduce the number of shares available for grant by one share for every one share underlying the SAR regardless of the number of shares used to settle the SAR upon exercise, and each Award authorized under this Plan, other than an Option or SAR, shall reduce the number of shares available by that number of shares for every one share granted as follows:

- Awards granted prior to May 24, 2010: 1.24
- Awards granted on or after May 24, 2010: 1.39

Shares that are (i) subject to a stock-settled SAR Award that were not issued upon the net settlement or net exercise or if the shares reserved for issuance upon the grant of a SAR Award exceed the number of shares actually issued upon the exercise of such SAR Award, (ii) shares delivered to or withheld by the Company to pay the withholding taxes related to an Award, and (iii) shares tendered by a Participant as full or partial payment to the Company upon the exercise or receipt of an Award granted under the Plan, may not again be made available for issuance under the Plan.

(b) *Section 162(m) Per-Participant Limit.* Subject to adjustment under Section 9, the maximum number of shares of Common Stock with respect to which Awards may be granted to any Participant under the Plan shall be 1,000,000 per calendar year. For purposes of the foregoing limit, the combination of an Option in tandem with an SAR shall be treated as a single Award. The per-Participant limit described in this Section 4(b) shall be construed and applied consistently with Section 162(m) of the Code or any successor provision thereto, and the regulations thereunder ("Section 162(m)").

5. *Stock Options.*

(a) *General.* The Board may grant options to purchase Common Stock (each, an "Option") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option, including conditions relating to applicable federal or state securities laws, as it considers necessary or advisable. An Option that is not intended to be an Incentive Stock Option (as hereinafter defined) shall be designated a "Nonstatutory Stock Option."

(b) *Incentive Stock Options.* An Option that the Board intends to be an "incentive stock option" as defined in Section 422 of the Code (an "Incentive Stock Option") shall only be granted to employees of Art Technology Group, Inc., any of Art Technology Group, Inc.'s present or future parent or subsidiary corporations as defined in Section 424(e) or (f) of the Code, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code, and shall be subject to and shall be construed consistently with the requirements of Section 422 of the Code. The Company shall have no liability to a Participant, or any other party, if an Option (or any part thereof) that is intended to be an Incentive Stock Option is not an Incentive Stock Option or for any action taken by the Board pursuant to Section 10(f), including the conversion of an Incentive Stock Option to a Nonstatutory Stock Option.

(c) *Exercise Price.* The Board shall establish the exercise price of each Option and specify such exercise price in the applicable option agreement, provided, however, that the exercise price of any Option shall not be less than the fair market value per share of the Common Stock as of the date of option grant.

(d) *Duration of Options.* Each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable option agreement, provided, however, that no Option shall be exercisable more than ten (10) years after the date the Option is granted.

(e) *Exercise of Options.* Options may be exercised by delivery to the Company of a written notice of exercise signed by the proper person or by any other form of notice (including electronic notice) approved by the Board together with payment in full as specified in Section 5(f) for the number of shares for which the Option is exercised.

(f) *Payment Upon Exercise.* Common Stock purchased upon the exercise of an Option granted under the Plan shall be paid for as follows:

(1) in cash or by check, payable to the order of the Company;

(2) except as the Board may otherwise provide in an option agreement, by (A) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (B) delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding or (C) with the consent of the Board, by reducing the number of shares of Common Stock otherwise issuable to the optionee upon exercise of the Option by a number of shares of Common Stock having a fair market value equal to such aggregate exercise price;

(3) when the Common Stock is registered under the Securities Exchange Act of 1934 (the "Exchange Act"), by delivery of shares of Common Stock owned by the Participant valued at their fair market value as determined by (or in a manner approved by) the Board ("Fair Market Value"), provided (A) such method of payment is then permitted under applicable law, (B) such Common Stock, if acquired directly from the Company, was owned by the Participant at least six months prior to such delivery and (C) such Common Stock is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements;

(4) to the extent permitted by applicable law and by the Board, by (A) delivery of a promissory note of the Participant to the Company on terms determined by the Board, with the understanding that no loans shall be made to directors or executive officers, or (B) payment of such other lawful consideration as the Board may determine; or

(5) by any combination of the above permitted forms of payment.

(g) *Substitute Options.* In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Options in substitution for any options or other stock or stock-based awards granted by such entity or an affiliate thereof. Substitute Options may be granted on such terms as the Board deems appropriate in the circumstances, notwithstanding any limitations on Options contained in the other sections of this Section 5 or in Section 2.

(h) *No Repricing of Options.* Notwithstanding anything to the contrary in the Plan, the Company shall not engage in any repricing of Options or SARs granted under this Plan without further stockholder approval. For this purpose, the term "repricing" shall mean any of the following or other action that has the same effect: (i) lowering the exercise price of an Option or an SAR after it is granted, (ii) any other actions that is treated as a repricing under generally accepted accounting principles, or (iii) canceling an Option or an SAR at a time when its exercise price exceeds the fair market value of the underlying stock in exchange for another Option, SAR, restricted stock, or other equity of the Company, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off, or similar corporate transaction (including any adjustment described in Section 9).

6. *Stock Appreciation Rights.*

(a) *Nature.* A Stock Appreciation Right ("SAR") is an Award entitling the holder on exercise to receive an amount in cash or Common Stock or a combination thereof (such form to be determined by the Board) determined in whole or in part by reference to appreciation, from and after the date of grant, in the fair market value of a share of Common Stock, provided, however, that the exercise price of any SAR shall not be less than the fair market value per share of the Common Stock as of the date of the SAR Award. The date as of which such appreciation or other measure is determined shall be the exercise date unless another date is specified by the Board in the SAR Award.

(b) *Grants.* SARs may be granted in tandem with, or independently of, Options granted under the Plan.

(1) *Tandem Awards.* When SARs are expressly granted in tandem with Options: (A) the SAR will be exercisable only at such time or times, and to the extent, that the related Option is exercisable and will be exercisable in accordance with the procedure required for exercise of the related Option; (B) the SAR will terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a SAR granted with respect to less than the full number of shares covered by an Option will not be reduced until the number of shares as to which the related Option has been exercised or has terminated exceeds the number of shares not covered by the SAR; (C) the Option will terminate and no longer be exercisable upon the exercise of the related SAR; and (D) the SAR will be transferable only with the related Option.

(2) *Independent SARs.* A SAR not expressly granted in tandem with an Option will become exercisable at such time or times, and on such conditions, as the Board may specify in the SAR Award.

(c) *Exercise.* A SAR may be exercised only by delivery to the Company of a written notice of exercise signed by the proper person or other form of notice (including electronic notice) approved by the Board, together with any other documents required by the Board.

(d) *Duration of SARs.* No SAR shall be exercisable more than ten (10) years after the date the SAR is granted.

7. *Restricted Stock.*

(a) *Grants.* The Board may grant Awards entitling recipients to acquire shares of Common Stock, subject to the right of the Company to repurchase all or part of such shares at their issue price or other stated or formula price (or to require forfeiture of such shares if issued at no cost) from the recipient in the event that conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "Restricted Stock Award").

(b) *Terms and Conditions.* The Board shall determine the terms and conditions of a Restricted Stock Award, including the conditions for repurchase (or forfeiture) and the issue price, if any.

(c) *Stock Certificates.* Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). At the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or the Designated Beneficiary of such Participant. For these purposes, a "Designated Beneficiary" of a Participant shall be (1) a beneficiary designated by such Participant, in a manner determined by the Board, to receive amounts due or exercise rights of such Participant in the event of such Participant's death or (2) in the absence of such a designation, the Participant's estate.

(d) *Deferred Delivery of Shares.* The Board may, at the time any Restricted Stock Award is granted, provide that, at the time Common Stock would otherwise be delivered pursuant to the Award, the Participant shall instead receive an instrument evidencing the right to future delivery of Common Stock at such time or times, and on such conditions, as the Board shall specify. The Board may at any time accelerate the time at which delivery of all or any part of the Common Stock shall take place.

8. *Other Stock-Based Awards.* Other Awards of shares of Common Stock, and other Awards that are valued in whole or in part by reference to, or are otherwise based on, shares of Common Stock or other property, may be granted under the Plan to Participants ("Other Stock Unit Awards"), including Awards entitling recipients to receive shares of Common Stock to be delivered in the future. Such Other Stock Unit Awards shall also be available as a form of payment in the settlement of other Awards granted under the Plan or as payment in lieu of compensation to which a Participant is otherwise entitled. Other Stock Unit Awards

may be paid in shares of Common Stock or cash, as the Board shall determine. Subject to the provisions of the Plan, the Board shall determine the conditions of each Other Stock Unit Awards, including any purchase price applicable thereto. At the time any Award is granted, the Board may provide that, at the time Common Stock would otherwise be delivered pursuant to the Award, the Participant will instead receive an instrument evidencing the Participant's right to future delivery of the Common Stock.

9. *Adjustments for Changes in Common Stock and Certain Other Events.*

(a) *Changes in Capitalization.* In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any distribution to holders of Common Stock other than an ordinary cash dividend, (1) the number and class of securities available under the Plan, (2) the sub-limit set forth in Section 4(b), (3) the number and class of securities and exercise price per share of each outstanding Option, (4) the repurchase price per share subject to each outstanding Restricted Stock Award and (5) the share- and per-share-related provisions of each outstanding SAR and Other Stock Unit Award, shall be appropriately adjusted by the Company (or substituted Awards may be made, if applicable) to the extent determined by the Board.

(b) *Reorganization Events.*

(1) *Definition.* A "Reorganization Event" shall mean: (A) any merger or consolidation of the Company with or into another entity as a result of which all of the Common Stock of the Company is converted into or exchanged for the right to receive cash, securities or other property, (B) any exchange of all of the Common Stock of the Company for cash, securities or other property pursuant to a share exchange transaction or (C) any liquidation or dissolution of the Company.

(2) Consequences of a Reorganization Event on Awards Other than Restricted Stock Awards. In connection with a Reorganization Event, the Board shall have the authority to take, in its discretion, any of the following actions as to all or any outstanding Awards on such terms as the Board determines:

(A) provide that Awards shall be assumed, or substantially equivalent Awards shall be substituted, by the acquiring or succeeding corporation (or an affiliate thereof);

(B) upon written notice to a Participant, provide that the Participant's unexercised Options or other unexercised Awards shall become exercisable in full and will terminate immediately prior to the consummation of such Reorganization Event unless exercised by the Participant within a specified period following the date of such notice;

(C) provide that outstanding Awards shall become realizable or deliverable, or restrictions applicable to an Award shall lapse, in whole or in part prior to or upon such Reorganization Event;

(D) in the event of a Reorganization Event under the terms of which holders of Common Stock will receive upon consummation thereof a cash payment for each share surrendered in the Reorganization Event (the "Acquisition Price"), make or provide for a cash payment to a Participant equal to (i) the Acquisition Price times the number of shares of Common Stock subject to the Participant's Options or other Awards (to the extent the exercise price does not exceed the Acquisition Price) minus (ii) the aggregate exercise price of all such outstanding Options or other Awards, in exchange for the termination of such Options or other Awards;

(E) provide that, in connection with a liquidation or dissolution of the Company, Awards shall convert into the right to receive liquidation proceeds (if applicable, net of the exercise price thereof); and

(F) any combination of the foregoing.

For purposes of clause (A) above, an Option shall be considered assumed if, following consummation of the Reorganization Event, the Option confers the right to purchase, for each share of Common Stock subject to the Option immediately prior to the consummation of the Reorganization Event, the consideration (whether cash, securities or other property) received as a result of the Reorganization Event by holders of Common Stock for each share of Common Stock held immediately prior to the consummation of the Reorganization Event (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares of Common Stock); provided that if the consideration received as a result of the Reorganization Event is not solely common stock of the acquiring or succeeding corporation (or an affiliate thereof), the Company may, with the consent of the acquiring or succeeding corporation, provide for the consideration to be received upon the exercise of Options to consist solely of common stock of the acquiring or succeeding corporation (or an affiliate thereof) equivalent in fair market value to the per share consideration received by holders of outstanding shares of Common Stock as a result of the Reorganization Event.

To the extent all or any portion of an Option becomes exercisable solely as a result of clause (B) above, the Board may provide that upon exercise of such Option the Participant shall receive shares subject to a right of repurchase by the Company or its successor at the Option exercise price; such repurchase right (i) shall lapse at the same rate as the Option would have become exercisable under its terms and (ii) shall not apply to any shares subject to the Option that were exercisable under its terms without regard to clause (B) above.

(3) Consequences of a Reorganization Event on Restricted Stock Awards. Upon the occurrence of a Reorganization Event other than a liquidation or dissolution of the Company, the repurchase and other rights of the Company under each outstanding Restricted Stock Award shall inure to the benefit of the Company's successor and shall apply to the cash, securities or other property that the Common Stock was converted into or exchanged for pursuant to such Reorganization Event in the same manner and to the same extent as they applied to the Common Stock subject to such Restricted Stock Award. Upon the occurrence of a Reorganization Event involving the liquidation or dissolution of the Company, except to the extent specifically provided to the contrary in the instrument evidencing any Restricted Stock Award or any other agreement between a Participant and the Company, all restrictions and conditions on all Restricted Stock Awards then outstanding shall automatically be deemed terminated or satisfied.

10. *General Provisions Applicable to Awards.*

(a) *Transferability of Awards.* Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an Incentive Stock Option, pursuant to a qualified domestic relations order, and, during the life of the Participant, shall be exercisable only by the Participant. References to a Participant, to the extent relevant in the context, shall include references to authorized transferees.

(b) *Documentation.* Each Award shall be evidenced in such form (written, electronic or otherwise) as the Board shall determine. Each Award may contain terms and conditions in addition to those set forth in the Plan.

(c) *Board Discretion.* Except as otherwise provided by the Plan, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award need not be identical, and the Board need not treat Participants uniformly.

(d) *Termination of Status.* The Board shall determine the effect on an Award of the disability, death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award.

(e) *Withholding.* Each Participant shall pay to the Company, or make provision satisfactory to the Company for payment of, any taxes required by law to be withheld in connection with an Award to such Participant. Except as the Board may otherwise provide in an Award, for so long as the Common Stock is registered under the Exchange Act, Participants may satisfy such tax obligations in whole or in part by delivery of shares of Common Stock, including shares retained from the Award creating the tax obligation, valued at their Fair Market Value; provided that the total tax withholding where stock is being used to satisfy such tax obligations cannot exceed the Company's minimum statutory withholding obligations (based on minimum statutory withholding rates for federal and state tax purposes, including payroll taxes, that are applicable to such supplemental taxable income). Shares surrendered to satisfy tax withholding requirements cannot be subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements. The Company may, to the extent permitted by law, deduct any such tax obligations from any payment of any kind otherwise due to a Participant.

(f) *Amendment of Award.* The Board may amend, modify or terminate any outstanding Award, including changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, would not materially and adversely affect the Participant.

(g) *Conditions on Delivery of Stock.* The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (1) all conditions of the Award have been met or removed to the satisfaction of the Company, (2) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (3) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules or regulations.

(h) *Acceleration.* The Board may at any time provide that any Award shall become immediately exercisable in full or in part, free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be.

(i) *Performance Conditions.*

(1) This Section 10(i) shall be administered by a Committee approved by the Board, all of the members of which are "outside directors" as defined by Section 162(m) (the "Section 162(m) Committee").

(2) Notwithstanding any other provision of the Plan, if the Section 162(m) Committee determines at the time a Restricted Stock Award or Other Stock Unit Award is granted to a Participant who is then an officer, that such Participant is, or is likely to be as of the end of the tax year in which the Company would claim a tax deduction in connection with such Award, a Covered Employee (as defined in Section 162(m)), then the Section 162(m) Committee may provide that this Section 10(i) is applicable to such Award.

(3) If a Restricted Stock Award or Other Stock Unit Award is subject to this Section 10(i), than the lapsing of restrictions thereon and the distribution of cash or Shares pursuant thereto, as applicable, shall be subject to the achievement of one or more objective performance goals established by the Section 162(m) Committee, which:

(A) shall be set by the Section 162(m) Committee within the time period prescribed by, and shall otherwise comply with the requirements of, Section 162(m);

(B) shall be based on the attainment of specified levels of one or any combination of the following: (i) earnings per share; (ii) return on average equity or average assets with respect to a pre-determined peer group; (iii) earnings; (iv) earnings growth; (v) revenues; (vi) expenses; (vii) stock price; (viii) market share; (ix) return on sales, assets, equity or investment; (x) regulatory compliance; (xi) improvement of financial ratings; (xii) achievement of balance sheet or income statement objectives; (xiii) total shareholder return; (xiv) net operating profit after tax; (xv)pre-tax or after-tax income; (xvi) cash flow; or (xvii) such other objective goals as are established by the Board;

(C) may be absolute in their terms or measured against or in relationship to other companies comparably, similarly or otherwise situated;

(D) may be adjusted to exclude any one or more of (i) extraordinary items, (ii) gains or losses on the dispositions of discontinued operations, (iii) the cumulative effects of changes in accounting principles, (iv) the writedown of any asset and (v) charges for restructuring and rationalization programs; and

(E) may vary by Participant and may be different for different Awards.

(4) Notwithstanding any provision of the Plan, with respect to any Restricted Stock Award or Other Stock Unit Award that is subject to this Section 10(i), the Section 162(m) Committee:

(A) may adjust downwards, but not upwards, the cash or number of Shares payable pursuant to such Award; and

(B) may not waive the achievement of the applicable performance goals except in the case of the death or disability of the Participant.

(5) The Section 162(m) Committee shall have the power to impose such other restrictions on Awards subject to this Section 10(i) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for "performance-based compensation" within the meaning of Section 162(m)(4)(C) of the Code, or any successor provision thereto.

11. *Miscellaneous.*

(a) *No Right To Employment or Other Status.* No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan, except as expressly provided in the applicable Award.

(b) *No Rights As Stockholder.* Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder of such shares. Notwithstanding the foregoing, in the event the Company effects a split of the Common Stock by means of a stock dividend and the exercise price of and the number of shares subject to such Option are adjusted as of the date of the distribution of the dividend (rather than as of the record date for such dividend), then an optionee who exercises an Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the shares of Common Stock acquired upon such Option exercise, notwithstanding the fact that such shares were not outstanding as of the close of business on the record date for such stock dividend.

(c) *Effective Date and Term of Plan.* The Plan shall become effective on the date on which it is adopted by the Board, but no Award may be granted unless and until the Plan has been approved by the Company's stockholders. No Awards shall be granted under the Plan after December 31, 2019, but Awards previously granted may extend beyond that date.

(d) *Amendment of Plan.* The Board may amend, suspend or terminate the Plan or any portion thereof at any time, provided that, to the extent determined by the Board, no amendment requiring stockholder approval under any applicable legal, regulatory or listing requirement shall become effective until such stockholder approval is obtained. No Award shall be made that is conditioned upon stockholder approval of any amendment to the Plan.

(e) *Provisions for Foreign Participants.* The Board may modify Awards or Options granted to Participants who are foreign nationals or employed outside the United States or establish subplans or procedures under the Plan to recognize differences in laws, rules, regulations or customs of such foreign jurisdictions with respect to tax, securities, currency, employee benefit or other matters.

(f) *Governing Law.* The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.

(g) *Effect of Amendment.* All Awards to Participants outstanding as of the date of any amendment of the Plan shall continue in full force and effect without modification by such amendment; provided that each reference in any such Awards to a section of the Plan as in effect prior to any amendment shall be deemed to refer to the corresponding section of the Plan as amended unless the reference to such corresponding section would have an adverse impact on the Participant holding the applicable Award.

(h) *Construction.* The headings of the Sections of the Plan are included only for convenience and shall not affect the meaning or interpretation of the Plan. Except as otherwise expressly provided, references herein to Sections shall mean such Sections of the Plan. The word "including" as used in the Plan shall not be construed so as to exclude any other thing not referred to or described.